As filed with the Securities and Exchange Commission on July 14, 2011
Registration No. 333-173445
UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Amendment No. 3
to
Form S-1

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

CHEFS’ WAREHOUSE HOLDINGS, LLC
(Exact name of registrant as specified in its charter)

Delaware (State or Other Jurisdiction of Incorporation or Organization)	5141 (Primary Standard Industrial Classification Code Number)	20-3031526 (I.R.S. Employer Identification No.)

100 East Ridge Road
Ridgefield, Connecticut 06877
(203) 894-1345
(Address, including zip code, and telephone number,
including area code, of registrant’s principal executive offices)

Christopher Pappas
President and Chief Executive Officer
100 East Ridge Road
Ridgefield, Connecticut 06877
(203) 894-1345
(Name, address, including zip code, and telephone number,
including area code, of agent for service)

Copies to:

F. Mitchell Walker, Jr. Esq. D. Scott Holley, Esq. Bass, Berry & Sims PLC 150 Third Avenue South, Suite 2800 Nashville, Tennessee 37201 (615) 742-6200	Marc D. Jaffe, Esq. Ian D. Schuman, Esq. Latham & Watkins LLP 885 Third Avenue New York, New York 10022 (212) 906-1200

Approximate date of commencement of proposed sale to the public:  As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box.  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☑ (Do not check if a smaller reporting company)	Smaller reporting company ☐

CALCULATION OF REGISTRATION FEE

		Proposed Maximum	Proposed Maximum	Amount of
Title of Each Class of	Amount to be	Offering	Aggregate	Registration
Securities to be Registered	Registered(1)	Price Per Share	Offering Price(2)	Fee(3)
Common stock, $0.01 par value per share	9,200,000	$16.00	$147,200,000	$17,089.92

(1)	Includes 1,200,000 shares of common stock issuable upon exercise of an option to purchase additional shares granted to the underwriters.

(2)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(a) under the Securities Act of 1933, as amended, based on an estimate of the proposed maximum aggregate offering price.

(3)	$11,610 of this fee was previously paid on April 8, 2011.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

EXPLANATORY NOTE

Chefs’ Warehouse Holdings, LLC, a limited liability company organized under the laws of Delaware, is the registrant filing this registration statement with the Securities and Exchange Commission. Prior to the effectiveness of this registration statement, Chefs’ Warehouse Holdings, LLC will be converted into a corporation organized under the laws of Delaware pursuant to Section 18-216 of the Delaware Limited Liability Company Act and Section 265 of the Delaware General Corporation Law. The securities issued to investors in connection with this offering will be common stock in that corporation, which will be named The Chefs’ Warehouse, Inc.

The Chefs’ Warehouse, LLC, a Delaware limited liability company and an indirect, wholly-owned subsidiary of Chefs’ Warehouse Holdings, LLC, is not the registrant under this registration statement. Prior to the consummation of this offering, we expect that its name will be changed to The Chefs’ Warehouse Mid-Atlantic, LLC.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is declared effective. This preliminary prospectus is not an offer to sell these securities and we are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION DATED JULY 14, 2011

PRELIMINARY PROSPECTUS

8,000,000 Shares

The Chefs’ Warehouse, Inc.

Common Stock

We are offering 4,666,667 shares of our common stock and the selling stockholders identified in this prospectus are offering 3,333,333 shares of our common stock. Because the selling stockholders are our affiliates, a portion of the proceeds of the offering will benefit such affiliates. We will not receive any proceeds from the sale of shares by the selling stockholders. This is our initial public offering and, prior to this offering, there has been no public market for our common stock. We expect the initial public offering price to be between $14.00 and $16.00 per share. We have applied to list our common stock on The NASDAQ Global Market under the symbol “CHEF.”

Investing in our common stock involves a high degree of risk. Please read “Risk Factors” beginning on page 12 of this prospectus.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	PER SHARE	TOTAL

Public Offering Price	$	$

Underwriting Discounts and Commissions	$	$

Proceeds to The Chefs’ Warehouse, Inc. Before Expenses	$	$

Proceeds to Selling Stockholders Before Expenses	$	$

Delivery of the shares of common stock is expected to be made on or about          , 2011. The selling stockholders have granted the underwriters an option for a period of 30 days to purchase an additional 1,200,000 shares of our common stock to cover over-allotments. If the underwriters exercise the option in full, the total underwriting discounts and commissions payable by the selling stockholders will be $      and the total proceeds to the selling stockholders, before expenses, will be $     .

Jefferies	BMO Capital Markets	Wells Fargo Securities

BB&T Capital Markets	Canaccord Genuity

Prospectus dated          , 2011

the chefs WAREHOUSE

WELCOME
TO Fabulous
LAS VEGAS
NEVADA

Our Locations

New York-1300 Viele Ave, Bronx, NY 10474 Tel: 718.842.8700

Washington DC-7477 Candlewood Rd, Hanover, MD 21076 Tel: 410.850.5030

Miami-2600 SW 32nd Ave, Pembroke Park, FL 33023 Tel: 305.635.1249

Corporate Office-100 East Ridge Rd, Ridgefield, CT 06877 Tel: 203.894.1345

Los Angeles-16633 E Gale Ave, Industry, CA 91745 Tel: 626.465.4200

Las Vegas-3595 E Patrick Ln, Ste 500, Las Vegas, NV 89120 Tel: 702.454.3032

San Francisco-31177 Wiegman Rd, Hayward, CA 94544 Tel: 510.627.0093

We and the selling stockholders have not, and the underwriters have not, authorized anyone to give any information or to make any representations other than those that are contained in this prospectus or in any free writing prospectus issued by us. Do not rely upon any information or representations made outside of this prospectus or in any free writing prospectus issued by us. This prospectus is not an offer to sell, and it is not soliciting an offer to buy, (1) any securities other than shares of our common stock or (2) shares of our common stock in any circumstances in which the offer or solicitation is unlawful. The information contained in this prospectus may change after the date of this prospectus. Do not assume after the date of this prospectus that the information contained in this prospectus is still correct.

Persons outside the United States who come into possession of this prospectus must inform themselves about and observe any restrictions relating to the offering of the securities and the distribution of the prospectus outside the United States.

Basis of Presentation

We utilize a 52/53 week fiscal year ending on a Friday near the end of December. Our fiscal years ended December 24, 2010, December 25, 2009, December 26, 2008, December 28, 2007 and December 29, 2006 were each comprised of 52 weeks. Fiscal years are identified in this prospectus according to the calendar year in which the fiscal years end. For example, references to “2010,” “fiscal 2010,” “fiscal year end 2010” or other similar references refer to the fiscal year ended December 24, 2010. Our fiscal year ending December 30, 2011 will have 53 weeks.

Industry and Market Data

This prospectus includes industry and market data that we derived from internal company records, publicly-available information and industry publications and surveys. Industry publications and surveys generally state that the information contained therein has been obtained from sources believed to be reliable. We believe that this data is accurate in all material respects as of the date of this prospectus. You should carefully consider the inherent risks and uncertainties associated with the industry and market data contained in this prospectus.

Trademarks and Trade Names

In this prospectus, we refer (without any ownership notation) to several registered and common law trademarks, including The Chefs’ Warehouse, Dairyland USA, Spoleto, Bel Aria and Grand Reserve. All brand names or other trademarks appearing in this prospectus are the property of their respective owners.

ii

PROSPECTUS SUMMARY

The following summary highlights information contained elsewhere in this prospectus and is qualified in its entirety by the more detailed information and the historical consolidated financial statements, and the related notes thereto, included elsewhere in this prospectus. Because it is a summary, it does not contain all of the information that you should consider before investing in our common stock. You should read this entire prospectus carefully, including the more detailed information set forth under the caption “Risk Factors” and the historical consolidated financial statements, and the related notes thereto, included elsewhere in this prospectus before investing in our common stock.

Prior to the effectiveness of this registration statement, we will convert our company from a Delaware limited liability company (Chefs’ Warehouse Holdings, LLC) to a Delaware corporation (The Chefs’ Warehouse, Inc.). Unless otherwise noted, the terms “Company,” “we,” “us,” and “our” refer to Chefs’ Warehouse Holdings, LLC and its consolidated subsidiaries prior to the conversion date and The Chefs’ Warehouse, Inc. and its consolidated subsidiaries on and after the conversion date. This prospectus assumes the completion of the conversion and related transactions, as a result of which all membership interests of Chefs’ Warehouse Holdings, LLC held by our investors will be converted into shares of common stock of The Chefs’ Warehouse, Inc. See “— Reorganization Transaction” and “Certain Relationships and Related-Party Transactions — Reorganization Transaction.” Unless otherwise indicated or the context otherwise requires, financial and operating data in this prospectus reflects the consolidated business and operations of Chefs’ Warehouse Holdings, LLC and its wholly-owned subsidiaries prior to the conversion and The Chefs’ Warehouse, Inc. and its wholly-owned subsidiaries from and after the conversion.

Unless the context otherwise requires or indicates, the information set forth in this prospectus assumes that (1) the underwriters’ over-allotment option is not exercised and (2) the common stock to be sold in this offering is sold at $15.00 per share, which is the midpoint of the price range indicated on the cover page of this prospectus.

Company Overview

We are a premier distributor of specialty food products in the United States. We are focused on serving the specific needs of chefs who own and/or operate some of the nation’s leading menu-driven independent restaurants, fine dining establishments, country clubs, hotels, caterers, culinary schools and specialty food stores. We believe that we have a distinct competitive advantage in serving these customers as a result of our extensive selection of distinctive and hard-to-find specialty food products, our product knowledge and our customer service.

We define specialty food products as gourmet foods and ingredients that are of the highest grade, quality or style as measured by their uniqueness, exotic origin or particular processing method. Our product portfolio includes over 11,500 stock-keeping units, or SKUs, and is comprised primarily of imported and domestic specialty food products, such as artisan charcuterie, specialty cheeses, unique oils and vinegars, hormone-free protein, truffles, caviar and chocolate. We also offer an extensive line of broadline food products, including cooking oils, butter, eggs, milk and flour. Our core customers are chefs, and we believe that, by offering a wide selection of both distinctive and hard-to-find specialty products, together with staple broadline food products, we are able to differentiate ourselves from larger, traditional broadline foodservice distributors, while simultaneously enabling our customers to utilize us as their primary foodservice distributor.

Since the formation of our predecessor in 1985, we have expanded our distribution network, product selection and customer base both organically and through acquisitions. From fiscal 2009 to fiscal 2010, net revenues, net income and earnings before interest, taxes, depreciation and amortization, or EBITDA, increased approximately $59.0 million, $6.9 million and $8.7 million, respectively, to $330.1 million, $15.9 million and $24.6 million, respectively. Net revenues, net income and EBITDA for the three months ended March 25, 2011 were $83.2 million, $1.0 million and $5.5 million, respectively, increases/(decreases) of $13.2 million, $(0.5) million and $1.8 million, respectively, over the comparable period in fiscal 2010. The decline in net income for the three months ended March 25, 2011 was a result of higher interest expense incurred as a result of a refinancing transaction completed in October 2010. Pro forma net income for fiscal 2010 and the three months ended March 25, 2011 was $12.0 million and $2.8 million, respectively. See footnote 3 to the Summary Consolidated Financial Data for a reconciliation of EBITDA to adjusted EBITDA and the information under the caption “Unaudited Pro Forma Condensed Consolidated Financial Statements” beginning on page F-21 for the calculation of pro forma net income for fiscal 2010 and the three months ended March 25, 2011. During these periods and in prior years, our sales to both new and existing customers have increased as a result of an increase in the breadth and depth of our product portfolio, our commitment to customer service, the efforts of our experienced and sophisticated sales professionals, the increased use of technology in the operations and management of our business and our ongoing consolidation of the fragmented specialty foodservice distribution industry, including acquisitions in San Francisco, Washington, D.C., Miami and New York City since 2007.

Competitive Strengths

We believe that, during our 26-year history, we have achieved, developed and/or refined the following strengths which provide us with a distinct competitive position in the foodservice distribution industry and also the opportunity to achieve superior margins relative to most large broadline foodservice distributors:

Leading Distributor of Specialty Food Products in Many of the Key Culinary Markets.  Based on our management’s industry knowledge and experience, we believe we are the largest distributor of specialty food products in the New York, Washington, D.C., San Francisco and Los Angeles metro markets as measured by net sales. We believe these markets, along with a number of other markets we serve, including Las Vegas, Miami, Philadelphia, Boston and Napa Valley, create and set the culinary trends for the rest of the United States and provide us with valuable insight into the latest culinary and menu practices. Furthermore, we believe our established relationships with many of the top chefs, culinary schools and dining establishments in these key culinary markets have benefited us when we entered into new markets where we believe that chefs at our potential customers were generally knowledgeable of our brand and commitment to quality and excellence from their experience working in other markets which we serve or through their personal relationships throughout the culinary industry.

Expansive Product Offering.  We offer an extensive portfolio of high-quality specialty food products, ranging from basic ingredients and staples, such as milk and flour, to delicacies and specialty ingredients sourced from North America, Europe, Asia and South America, which we believe helps our customers distinguish their menu items. We carry more than 11,500 SKUs, including approximately 7,000 that are in-stock every day, and we constantly evaluate our portfolio and introduce new products to address regional trends and preferences and ensure that we are on the leading edge of broader culinary trends. Through our importing division, we provide our customers with access to a portfolio of exclusive items, including regional olive oils, truffles and charcuterie from Italy, Spain, France and other Mediterranean countries. In addition, and as evidence of our commitment to aid our customers in creating unique and innovative menu items, we regularly utilize our sourcing relationships and industry insights to procure additional products that we do not regularly carry but that our customers specifically request. We believe that the breadth and depth of our product portfolio facilitates our customers’ ability to distinguish and enhance their menu offerings and differentiates us from larger traditional broadline foodservice distributors. For example, we provide a selection of more than 125 different varieties of olive oil, while large broadline foodservice distributors only carry, on average, 5-10 types of olive oil.

Critical Route-to-Market for Specialty Food Suppliers.  We currently distribute products from more than 1,000 different suppliers, with no single supplier currently representing more than 5% of our total disbursements. Our suppliers are located throughout North America, Europe, Asia and South America and include numerous small, family-owned entities and artisanal food producers. We are the largest customer for many of our suppliers. As a result, our experienced and sophisticated sales professionals, customer relationships and distribution platform are critical to these suppliers’ route-to-market, which provides us with greater leverage in our relationships with the suppliers and also enables us to offer a wide range of products on an exclusive basis.

Expanding Base of Premier Customer Relationships.  Our breadth and depth of product offerings coupled with our highly regarded customer service has allowed us to develop and retain a loyal customer base that is comprised of chefs who own or work at more than 7,000 of the nation’s leading menu-driven independent restaurants, fine dining establishments, country clubs, hotels, caterers, culinary schools and specialty food stores. Our focus on product selection, product knowledge and customer service has rewarded us with a number of long-term customer relationships, which often begin when chefs are introduced to us while attending the nation’s leading culinary schools, including The Culinary Institute of America and The French Culinary Institute, both of which have been customers of ours for more than five years.

Collaborative Professional and Educational Relationships with our Customers.  We employ a sophisticated and experienced sales force of approximately 125 sales professionals, the majority of whom have formal culinary training, degrees in the culinary arts or prior experience working in the culinary industry. Equipped with advanced culinary and industry knowledge, our sales professionals seek to establish a rapport with our customers so that they can more fully understand and anticipate the needs of and offer cost-effective food product solutions to the chefs that own or operate these businesses. We believe that the specialized knowledge base of our sales professionals enables us to take a more collaborative and educational approach to selling our gourmet foods and ingredients and to further differentiate ourselves from our traditional broadline competitors.

Expertise in Logistics and Distribution.  We have built a first-class, scalable inventory management and logistics platform that enables us to efficiently fill an average of 11,000 orders each week and to profitably meet our customers’ needs for varying drop sizes, high service levels and timely delivery. Our average distribution service level, or the percentage of in-stock items ordered by customers that were delivered by the requested date, was in excess of 99% in 2010, which we believe is among the highest rates in the foodservice distribution industry. With distribution centers located in New York, Los Angeles, San Francisco, Washington D.C., Las Vegas and Miami, we are able to leverage our geographic footprint and reduce our inbound freight costs. This scale enables us to maintain a portfolio of more than 11,500 SKUs through the operation of our sophisticated information technology, inventory management and logistics systems, which we believe allows us to provide our customers with the highest level of customer service and responsiveness in our industry.

Experienced and Proven Management Team.  Our senior management team has demonstrated the ability to grow the business through various economic environments. With collective experience of more than 60 years at The Chefs’ Warehouse and its predecessor, our founders and senior management are experienced operators and are passionate about our future. Our senior management team is comprised of our founders as well as experienced professionals with expertise in a wide range of functional areas, including finance, sales and marketing, information technology and human resources. We believe our management team and employee base is, and will remain, highly motivated as they will continue to own approximately 53.7% of our common stock upon consummation of this offering assuming no exercise of the over-allotment option.

Our Growth Strategies

We believe substantial organic growth opportunities exist in our current markets through increased penetration of our existing customers and the addition of new customers, and we have identified new markets that we believe also present opportunities for future expansion. Key elements of our growth strategy include the following:

Increase Penetration with Existing Customers.  We intend to sell more products to our existing customers by increasing the breadth and depth of our product selection and increasing the efficiency of our sales professionals, while at the same time continuing to provide excellent customer service. We are a data-driven and goal-oriented organization, and we are highly focused on increasing the number of unique products we distribute to each customer and our weekly gross profit contribution from each customer. Based on our management’s industry experience and our relationships and dealings with our customers, we believe we are the primary distributor of specialty food products to the majority of our customers, and we intend to maintain that position while adding to the number of customers for which we serve as their primary distributor of specialty food products.

Expand our Customer Base Within our Existing Markets.  As of December 24, 2010, we served more than 7,000 customer locations in the United States. We plan to expand our market share in the fragmented specialty food distribution industry by cultivating new customer relationships within our existing markets through the continued penetration of independent restaurants, fine dining establishments, country clubs, hotels, caterers, culinary schools and specialty food stores. We believe we have the opportunity to continue to gain market share in our existing markets by offering an extensive selection of specialty food products as well as traditional broadline staple food products through our unique, collaborative and educational sales efforts and efficient, scalable distribution solution.

Continue to Improve our Operating Margins.  As we continue to grow, we believe we can improve our operating margins by continuing to leverage our inventory management and logistics platform and our general and administrative functions to yield both improved customer service and profitability. Utilizing our fleet of delivery trucks, we fill an average of 11,000 customer orders each week, usually within 12-24 hours of order placement. We intend to continue to offer our customers this high level of customer service while maintaining our focus on realizing efficiencies and economies of scale in purchasing, warehousing, distribution and general and administrative functions which, when combined with incremental fixed-cost leverage, we believe will lead to continued improvements in our operating margin.

Pursue Selective Acquisitions.  Throughout our 26-year history, we have successfully identified, consummated and integrated multiple new market and tuck-in acquisitions. We believe we have improved the operations and overall profitability of each acquired company by leveraging our sourcing relationships to provide an expanded product portfolio, implementing our tested sales force training techniques and metrics and installing improved warehouse management and information systems. We believe we have the opportunity to capitalize on our existing infrastructure and expertise by continuing to selectively pursue opportunistic acquisitions in order to expand the breadth of our distribution network, increase our operating efficiency and add additional products and capabilities.

Recent Developments

On June 24, 2011, we purchased the inventory of Harry Wils & Co. and certain intangible assets, including Harry Wils & Co.’s customer list and certain intellectual property. Harry Wils & Co. is a specialty foodservice distribution company headquartered in the New York City metropolitan area, and we believe that the purchase of these assets will allow us to increase the number of customers we service in the New York metropolitan area. The purchase price paid to Harry Wils & Co. was approximately $7.7 million for the intangible assets, plus approximately $1.2 million for inventory on hand. We assumed no liabilities in connection with the transaction and have relocated the inventory we purchased to our Bronx, New York distribution facility. We financed the purchase price for these assets with borrowings under our existing senior secured credit facilities.

Reorganization Transaction

Prior to the effectiveness of this registration statement, we will complete a transaction in which we will convert Chefs’ Warehouse Holdings, LLC into The Chefs’ Warehouse, Inc. Specifically, immediately prior to the time at which the registration statement of which this prospectus is part is declared effective, Chefs’ Warehouse Holdings, LLC, a Delaware limited liability company, will convert into The Chefs’ Warehouse, Inc., a Delaware corporation, and the members of Chefs’ Warehouse Holdings, LLC will receive shares of our common stock in exchange for their membership interests in Chefs’ Warehouse Holdings, LLC.

We will issue 16,000,000 shares of common stock in our reorganization transaction and each of the holders of our Class B units and Class C units will receive approximately 0.2942 shares of our common stock for each unit of membership interest in Chefs’ Warehouse Holdings, LLC owned by them at the time of the conversion. Of the total number of shares we issue in the reorganization transaction, 445,057 shares will be restricted shares of our common stock issued upon conversion of our Class C units that have not vested as of the date we consummate the reorganization transaction.

Refinancing Transactions

In connection with our redemption of all of our outstanding Class A units in October 2010, we entered into our existing $100.0 million senior secured credit facilities with a syndicate of lenders. The existing senior secured credit facilities provide for (i) a $75.0 million term loan facility and (ii) a revolving credit facility under which we may borrow up to $25.0 million. We also issued $15.0 million of our senior subordinated notes due 2014.

In connection with this offering, we have entered into a commitment letter, which we expect will be replaced by definitive loan documentation simultaneously with the closing of this offering, with JPMorgan Chase Bank, N.A. with respect to new senior secured credit facilities. Pursuant to the commitment letter, our new senior secured credit facilities will provide for (i) a four year, $30.0 million term loan facility maturing in 2015, and (ii) a four year, $50.0 million revolving credit facility maturing in 2015. We intend to use the net proceeds of this offering, together with a portion of borrowings under our new senior secured credit facilities, to repay all of our loans outstanding under our existing senior secured credit facilities and redeem or repurchase all of our outstanding senior subordinated notes due 2014.

Risk Factors

An investment in our common stock involves a high degree of risk. Before you invest in our common stock, you should carefully read and consider, among other things, the following risks as well as those described under the caption “Risk Factors” beginning on page 12 of this prospectus:

•	Our success depends to a significant extent on general economic conditions, including changes in disposable income levels and consumer spending trends;

•	Conditions beyond our control could materially affect the cost and/or availability of our specialty food products and/or interrupt our distribution network;
•	Our business is low-margin in nature and our profit margins are sensitive to inflationary and deflationary pressures;
•	Because our foodservice distribution operations are principally concentrated in six culinary markets, we are susceptible to economic and other developments, including adverse weather conditions, in these areas;
•	Damage to our reputation or lack of acceptance of our specialty food products and/or the brands we carry in existing and new markets could materially and adversely impact our business, financial condition or results of operations;
•	Our profit margins may be negatively affected if group purchasing organizations are successful in adding our independent restaurant customers as members;
•	A significant portion of our future growth is dependent upon our ability to expand our operations in our existing markets and to penetrate new markets, including through acquisitions; and
•	We may have difficulty managing and facilitating our future growth.

Company Information

Our principal executive office is located at 100 East Ridge Road, Ridgefield, Connecticut 06877, and our telephone number is (203) 894-1345. Our website address is http://www.chefswarehouse.com. Our website and the information contained therein or connected thereto is not and shall not be deemed to be incorporated into this prospectus or the registration statement of which it forms a part and is provided as an inactive textual reference.

The Offering

Common stock offered by us	4,666,667 shares

Common stock offered by the selling stockholders	3,333,333 shares

Common stock to be outstanding immediately after this offering	20,666,667 shares

Selling Stockholders

See “Principal and Selling Stockholders” for information regarding the selling stockholders who are participating in this offering.

Over-Allotment Option

The selling stockholders have granted to the underwriters an option for a period of 30 days after the date of this prospectus to purchase up to 1,200,000 additional shares of our common stock to cover over-allotments. The information presented in this prospectus assumes that the underwriters do not exercise their over-allotment option.

Use of Proceeds

We estimate the net proceeds to us from this offering will be approximately $63.1 million, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, based upon an assumed initial offering price of $15.00 per share, which is the midpoint of the range set forth on the cover page of this prospectus. We intend to use the net proceeds of this offering, together with borrowings under our new senior secured credit facilities, to:

•	redeem or repurchase all of our outstanding senior subordinated notes due 2014 and pay any accrued but unpaid interest thereon and other related fees, including the call premium associated with such redemption or repurchase; and
•	repay all of our loans outstanding under our existing senior secured credit facilities and any accrued but unpaid interest thereon and other related fees.

An affiliate of Jefferies & Company, Inc., an underwriter in this offering, is a lender under our existing term loan facility and one of the holders of our senior subordinated notes and will receive approximately $20.1 million of the net proceeds of this offering used to redeem or repurchase our senior subordinated notes and repay our existing term loan facility.

For a more complete description of our new senior secured credit facilities, see the information under the caption “Description of Our Indebtedness – New Senior Secured Credit Facilities.”

We will not receive any of the proceeds from the sale of common stock by the selling stockholders. See “Use of Proceeds,” “Description of Our Indebtedness,” “Principal and Selling Stockholders” and “Underwriting – Affiliations and Conflicts of Interest.”

Risk Factors

Investing in our common stock involves a high degree of risk. You should carefully read this entire prospectus, including the more detailed information set forth under the caption “Risk Factors” and the historical consolidated financial statements, and the related notes thereto, included elsewhere in this prospectus, before investing in our common stock.

Lock-up Agreements

Our directors, executive officers and holders of more than 5% of our outstanding common stock have agreed with the underwriters, subject to limited exceptions, not to sell, transfer or dispose of any of our shares for a period of

180 days after the date of this prospectus. See the information under the caption “Underwriting — No Sales of Similar Securities” for additional information.

Proposed NASDAQ Global Market Symbol

We have applied to have our common stock listed on The NASDAQ Global Market under the symbol “CHEF.”

Conflicts of Interest

As described under the caption “Use of Proceeds,” we intend to use net proceeds from this offering, together with borrowings under our new senior secured credit facilities, to (1) redeem or repurchase any and all of our outstanding senior subordinated notes and any accrued but unpaid interest thereon and other related fees, including the call premium associated with such redemption or repurchase, and (2) repay all of our loans outstanding under our existing senior secured credit facilities and any accrued but unpaid interest thereon and other related fees. Because an affiliate of Jefferies & Company, Inc. is a lender under our existing term loan facility and one of the holders of our senior subordinated notes and will receive approximately $20.1 million, or more than 5% of the net proceeds of this offering, due to such redemption and repayments, this offering will be conducted in accordance with Rule 5121 of the Financial Industry Regulatory Authority, Inc., or FINRA. This rule requires, among other things, that a “qualified independent underwriter” has participated in the preparation of, and has exercised the usual standards of “due diligence” with respect to, the registration statement and this prospectus. Wells Fargo Securities, LLC has agreed to act as qualified independent underwriter for the offering and to undertake the legal responsibilities and liabilities of an underwriter under the Securities Act of 1933, as amended, or the Securities Act, specifically including those inherent in Section 11 of the Securities Act. See “Underwriting — Affiliations and Conflicts of Interest.”

Summary Consolidated Financial Data

The following table sets forth, for the periods and as of the dates indicated, our summary consolidated financial data on an historical basis and, for the fiscal year ended December 24, 2010 and for the three months ended March 25, 2011, on a pro forma basis giving effect to our redemption of our Class A units, this offering, our reorganization transaction described below and the application of the net proceeds of this offering as described under the caption “Use of Proceeds” and borrowings under our new senior secured credit facilities. The statement of operations data for the fiscal years ended December 24, 2010, December 25, 2009 and December 26, 2008 are derived from our audited consolidated financial statements appearing elsewhere in this prospectus. We have derived the statement of operations data for the three months ended March 25, 2011 and March 26, 2010 and balance sheet data as of March 25, 2011 from our unaudited interim consolidated financial statements appearing elsewhere in this prospectus. In the opinion of management, the unaudited interim consolidated financial statements reflect all adjustments, consisting of normal and recurring adjustments, necessary for the fair presentation of the Company’s financial position at March 25, 2011 and results of its operations and its cash flows for the three months ended March 25, 2011 and March 26, 2010. The financial condition and results of operations as of and for the three months ended March 25, 2011 do not purport to be indicative of the financial condition or results of operations to be expected as of or for the fiscal year ending December 30, 2011. The pro forma data included in the table was prepared in accordance with Article 11 of Regulation S-X of the Securities Act.

The summary consolidated financial data presented on the following pages represent only portions of our financial statements and, accordingly, are not complete. You should read this information in conjunction with the information included under the captions “Use of Proceeds,” “Capitalization,” “Selected Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Unaudited Pro Forma Condensed Consolidated Financial Statements” and our consolidated financial statements, and the related notes thereto, which are included elsewhere in this prospectus.

Prior to the effectiveness of this registration statement, we will convert our company from a Delaware limited liability company (Chefs’ Warehouse Holdings, LLC) to a Delaware corporation (The Chefs’ Warehouse, Inc.). See “Certain Relationships and Related-Party Transactions — Reorganization Transaction.” The summary consolidated financial data relate to Chefs’ Warehouse Holdings, LLC and its consolidated subsidiaries.

						PRO FORMA (1)
						FISCAL YEAR	THREE MONTHS
	FISCAL YEAR ENDED			THREE MONTHS ENDED		ENDED	ENDED
	DECEMBER 24,	DECEMBER 25,	DECEMBER 26,	MARCH 25,	MARCH 26,	DECEMBER 24,	MARCH 25,
	2010	2009	2008	2011	2010	2010	2011
	(In thousands, except per share data)

Statement of Operations Data:
Net revenues	$330,118	$271,072	$281,703	$83,183	$70,000	$330,118	$83,183
Cost of sales	244,340	199,764	211,387	61,148	52,017	244,340	61,148

Gross profit	85,778	71,308	70,316	22,035	17,983	85,778	22,035
Operating expenses	64,206	57,977	60,314	16,976	14,953	65,565	17,072

Operating profit	21,572	13,331	10,002	5,059	3,030	20,213	4,963
Interest expense	4,041	2,815	3,238	3,450	627	1,397	433
(Gain)/loss on fluctuation of interest rate swap	(910)	(658)	1,118	(81)	(183)	(910)	(81)
Other	—	—	—	3	—	—	3

Income from operations before income taxes	18,441	11,174	5,646	1,687	2,586	19,726	4,608
Provision for income taxes	2,567	2,213	3,450	667	1,050	7,693	1,797

Net income	$15,874	$8,961	$2,196	$1,020	$1,536	$12,033	$2,811

Deemed dividend accretion on Class A members’ units(2)	(4,123)	(6,207)	(3,000)	—	(1,180)	—	—
Deemed dividend paid to Class A members’ units(2)	(22,429)	—	—	—	—	—	—

Net income (loss) attributable to members’ units/common stockholders	$(10,678)	$2,754	$(804)	$1,020	$356	$12,033	$2,811

Basic net (loss) income per members’ unit/share of common stock	$(0.15)	$0.04	$(0.01)	$0.02	$0.00	$0.60	$0.14
Diluted net (loss) income per members’ unit/share of common stock	$(0.15)	$0.03	$(0.01)	$0.02	$0.00	$0.58	$0.13
Weighted average members’ units/common shares outstanding:
Basic	72,494	77,827	76,663	52,526	76,573	20,059	20,253
Diluted	72,494	81,851	76,663	54,375	79,515	20,883	20,873

	FISCAL YEAR ENDED			THREE MONTHS ENDED
	DECEMBER 24,	DECEMBER 25,	DECEMBER 26,	MARCH 25,	MARCH 26,
	2010	2009	2008	2011	2010
	(In thousands, except per share data)

Other Financial Data:
Net cash provided by operating activities	$13,524	$11,885	$1,616	$3,136	$2,515
Net cash used in investing activities	$(4,871)	$(4,827)	$(5,848)	$(389)	$(513)
Net cash (used in) provided by financing activities	$(7,550)	$(7,774)	$3,591	$(3,869)	$(1,547)
Capital expenditures	$(1,133)	$(1,061)	$(1,848)	$(389)	$(513)
EBITDA(3)	$24,585	$15,906	$10,869	$5,525	$3,676
Adjusted EBITDA(3)	$23,937	$16,345	$12,340	$5,134	$3,580

	ACTUAL		AS ADJUSTED
	AS OF		AS OF
	MARCH 25,		MARCH 25,
	2011		2011(5)
	(In thousands)

Balance Sheet Data:
Cash and cash equivalents	$856		856
Working capital	$12,866	(4)	21,373
Total assets	$81,297		79,203
Long-term debt, net of current portion	$81,999		31,164
Total liabilities	$129,089		69,748
Total members’/stockholders’ equity (deficit)	$(47,792)		9,455

(1)	The pro forma data gives effect to the redemption of our Class A units, our conversion to a subchapter C corporation, this offering and the use of proceeds therefrom and the incurrence of $38.3 million of borrowings under our new senior secured credit facilities, as if they had been consummated on December 26, 2009. For a detailed presentation of this unaudited condensed consolidated pro forma statement of operations data, including a description of the transactions and assumptions underlying the pro forma adjustments giving rise to these results, please see the information contained under the caption “Unaudited Pro Forma Condensed Consolidated Financial Statements” beginning on page F-21 of this prospectus.

(2)	Accreted dividends and the distribution for the final redemption of the Class A units are removed from earnings from the net income (loss) attributable to member’s units as these distributions were not available to those members. For more information, see Note 2 to our audited consolidated financial statements included elsewhere in this prospectus.
(3)	EBITDA represents earnings before interest, taxes, depreciation and amortization. Adjusted EBITDA represents earnings before interest, taxes, depreciation and amortization plus adjustments (i) in each of the periods for the gain or loss associated with the marking to market of an interest rate swap we entered into in 2005 that expired in January 2011; (ii) in the three months ended March 25, 2011 for the gain associated with foreign exchange contracts; (iii) in 2009 for severance costs related to our management restructuring; and (iv) in each of the periods other than the three months ended March 25, 2011 for a management fee paid to BGCP/DL, LLC, or BGCP, a former member of ours, that will no longer be paid as a result of our redemption of all of our Class A units in October 2010. We are presenting EBITDA and Adjusted EBITDA, which are not measurements determined in accordance with U.S. generally accepted accounting principles, or GAAP, because we believe each of these measures provides an additional metric to evaluate our operations and which we believe, when considered with both our GAAP results and the reconciliation to net income, provides a more complete understanding of our business than could be obtained absent this disclosure. We use EBITDA and Adjusted EBITDA, together with financial measures prepared in accordance with GAAP, such as revenue and cash flows from operations, to assess our historical and prospective operating performance and to enhance our understanding of our core operating performance. Each of EBITDA and Adjusted EBITDA is presented because (i) we believe it is a useful measure for investors to assess the operating performance of our business without the effect of non-cash depreciation and amortization expenses and, in the case of Adjusted EBITDA, the above-described adjustments; (ii) we believe that investors will find it useful in assessing our ability to service or incur indebtedness; and (iii) we use it internally as a benchmark to evaluate our operating performance or compare our performance to that of our competitors. The use of EBITDA and Adjusted EBITDA as performance measures permits a comparative assessment of our operating performance relative to our performance based upon our GAAP results while isolating the effects of some items that vary from period to period without any correlation to core operating performance or that vary widely among similar companies. Companies within the foodservice distribution industry exhibit significant variations with respect to capital structures and cost of capital (which affect interest expense and tax rates) and differences in book depreciation of facilities and equipment (which affect relative depreciation expense), including significant differences in the depreciable lives of similar assets among various companies. Our management believes that both EBITDA and Adjusted EBITDA facilitate company-to-company comparisons within our industry by eliminating some of the foregoing variations.

Neither EBITDA nor Adjusted EBITDA is a measurement determined in accordance with GAAP and each should not be considered in isolation or as an alternative to net income, net cash provided by operating, investing or financing activities or other financial statement data presented as indicators of financial performance or liquidity, each as presented in accordance with GAAP. Neither EBITDA nor Adjusted EBITDA should be considered as a measure of discretionary cash available to us to invest in the growth of our business. EBITDA and Adjusted EBITDA as presented may not be comparable to other similarly titled measures of other companies, and our presentation of EBITDA and Adjusted EBITDA should not be construed as an inference that our future results will be unaffected by unusual items.

Our management recognizes that both EBITDA and Adjusted EBITDA have limitations as analytical financial measures, including the following:
• neither EBITDA nor Adjusted EBITDA reflects our capital expenditures or future requirements for capital expenditures;
• neither EBITDA nor Adjusted EBITDA reflects the interest expense, or the cash requirements necessary to service interest or principal payments, associated with our indebtedness;

•  neither EBITDA nor Adjusted EBITDA reflects depreciation and amortization, which are non-cash charges, although the assets being depreciated and amortized will likely have to be replaced in the future, nor does EBITDA or Adjusted EBITDA reflect any cash requirements for such replacements; and

• neither EBITDA nor Adjusted EBITDA reflects changes in, or cash requirements for, our working capital needs.

A reconciliation of EBITDA and Adjusted EBITDA to net income is provided below.

	FISCAL YEAR ENDED			THREE MONTHS ENDED
	DECEMBER 24,	DECEMBER 25,	DECEMBER 26,	MARCH 25,	MARCH 26,
	2010	2009	2008	2011	2010
	(In thousands)

Net income	$15,874	$8,961	$2,196	$1,020	$1,536
Interest expense	4,041	2,815	3,238	3,450	627
Depreciation and amortization	2,103	1,917	1,985	388	463
Provision for income taxes	2,567	2,213	3,450	667	1,050

EBITDA	$24,585	$15,906	$10,869	$5,525	$3,676
Adjustments:
(Gain)/loss on fluctuation of interest rate swap (a)	(910)	(658)	1,118	(81)	(183)
(Gain)/loss on the marking to market of foreign exchange contracts (b)	—	—	—	(310)	—
Management severance costs (c)	—	745	—	—	—
BGCP annual management fee (d)	262	352	353	—	87

Adjusted EBITDA	$23,937	$16,345	$12,340	$5,134	$3,580

(a)	Represents the gain or loss we experienced on our interest rate swap in each period. When we entered into our interest rate swap in 2005, we did not elect to account for it under hedge accounting rules. As such, the mark-to-market movement of the swap is recorded through our statement of operations. This interest rate swap expired in January 2011.
(b)	Represents the unrealized gain we experienced on our Eurodollar collar we entered into in the first quarter of 2011 as a hedge against imported products denominated, and paid for, in Euros.
(c)	Represents cash severance payments to individuals in connection with our 2009 management restructuring.
(d)	Represents the annual management fee we paid to BGCP in the respective periods. We redeemed all of our Class A units owned by BGCP in October 2010.

(4)	Working capital is defined as the difference between current assets and current liabilities. At March 25, 2011, the then-outstanding balance under our senior secured revolving credit facility of $9.7 million was included within the current portion of long-term debt.

(5)	Gives effect to (i) the reorganization transaction that is expected to occur prior to the effectiveness of this registration statement, (ii) this offering and (iii) the application of the net proceeds of this offering as described under the caption “Use of Proceeds” and $37.2 million of borrowings under our new senior secured credit facilities.

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should consider carefully the following risk factors and the other information in this prospectus, including our consolidated financial statements and related notes to those statements, before you decide to invest in our common stock. If any of the following risks actually occur, our business, financial condition or results of operations could be adversely affected. As a result, the trading price of our common stock could decline and you could lose part or all of your investment.

Risks Relating to Our Business and Industry

Our success depends to a significant extent upon general economic conditions, including disposable income levels and changes in consumer discretionary spending.
Because our target customers include menu-driven independent restaurants, fine dining establishments, country clubs, hotels, caterers and specialty food stores, our business is exposed to reductions in disposable income levels and discretionary consumer spending. The recent recession, coupled with high unemployment rates, reduced home values, increases in home foreclosures, investment losses, personal bankruptcies, reduced access to credit and reduced consumer confidence, has adversely impacted consumers’ ability and willingness to spend discretionary dollars. Economic conditions may remain volatile and may continue to repress consumer confidence and discretionary spending for the near term. If the weak economy continues for a prolonged period of time or worsens, consumers may choose to spend discretionary dollars less frequently which could result in a decline in consumers’ purchases of food-away-from-home, particularly in more expensive restaurants, and, consequently, the businesses of our customers by, among other things, reducing the frequency with which our customers’ customers choose to dine out or the amount they spend on meals while dining out. If our customers’ sales decrease, our profitability could decline as we spread fixed costs across a lower volume of sales. Moreover, we believe that, if the current negative economic conditions persist for an extended period of time or become more pervasive, consumers might ultimately make long-lasting changes to their discretionary spending behavior, including dining out less frequently on a permanent basis. Accordingly, adverse changes to consumer preferences or consumer discretionary spending, each of which could be affected by many different factors which are out of our control, could harm our business, financial condition or results of operations. Our continued success will depend in part upon our ability to anticipate, identify and respond to changing economic and other conditions and the impact that they may have on discretionary consumer spending.

Conditions beyond our control could materially affect the cost and/or availability of our specialty food products and/or interrupt our distribution network.
Our profitability and operating margins are dependent upon, among other things, our ability to anticipate and react to any interruptions in our distribution network and changes to food costs and availability. We obtain a significant portion of our specialty food products from local, regional, national and international third-party suppliers. We generally do not enter into long-term contracts with our suppliers whereby they would be committed to provide products to us for any appreciable duration of time. Although our purchasing volume can provide leverage when dealing with suppliers, particularly smaller suppliers for whom we may be their largest customer, suppliers may not provide or may be unable to provide the specialty food products we need in the quantities and at the times and prices we request. Failure to identify an alternate source of supply for these items or comparable products that meet our customers’ expectations may result in significant cost increases. Additionally, weather, governmental regulation, availability and seasonality may affect our food costs or cause a disruption in the quantity of our supply. For example, weather patterns in recent years have resulted in lower than normal levels of rainfall in key agricultural states such as California, impacting the price of water and the corresponding prices of food products grown in states facing drought conditions. Additionally, the route-to-market for some of the products we sell, such as baking chocolate, depends upon the stability of political climates in developing nations, such as the Ivory Coast. In such countries, political and social unrest may cause the prices for these products to rise to levels beyond those that our customers are willing to pay, if the product is available at all. If we are unable to obtain these products, our customers may seek a different supplier for these, or other, products which could negatively impact our business, financial condition or results of operations.

We do not currently use financial instruments to hedge our risk exposure to market fluctuations in the price of food products. Similarly, our suppliers may also be affected by higher costs to source or produce and transport food products, as well as by other related expenses that they pass through to their customers, which could result in higher costs for the specialty food products they supply to us. Our inability to anticipate and react to changing food costs through our sourcing and purchasing practices in the future could therefore negatively impact our business, financial condition or results of operations.

We are also subject to material supply chain interruptions based upon conditions outside of our control. These interruptions could include work slowdowns, work interruptions, strikes or other adverse employment actions taken by employees of suppliers, short-term weather conditions or more prolonged climate change, crop conditions, product recalls, water shortages, transportation interruptions within our distribution channels, unavailability of fuel or increases in fuel costs, competitive demands and natural disasters or other catastrophic events, such as food-borne illnesses or bioterrorism. The efficiency and effectiveness of our distribution network is dependent upon our suppliers’ ability to consistently deliver the specialty food products we need in the quantities and at the times and prices we request. Accordingly, if we are unable to obtain the specialty food products that comprise our product portfolio in a timely manner as a result of any of the foregoing factors or otherwise, we may be unable to fulfill our obligations to customers who may, as a result of any such failure, resort to other distributors for their food product needs.

Our business is a low-margin business and our profit margins may be sensitive to inflationary and deflationary pressures.
We operate within a segment of the foodservice distribution industry, which is an industry characterized by a high volume of sales with relatively low profit margins. Although our profit margins are typically higher than more traditional broadline foodservice distributors, they are still relatively low compared to other industries’ profit margins. Most of our sales are at prices that are based upon product cost plus a percentage markup. As a result, volatile food costs have a direct impact upon our profitability. Prolonged periods of product cost inflation may have a negative impact on our profit margins and results of operations to the extent we are unable to pass on all or a portion of such product cost increases to our customers. In addition, product cost inflation may negatively impact consumer discretionary spending decisions within our customers’ establishments, which could adversely impact our sales. Conversely, because most of our sales are at prices that are based upon product cost plus a percentage markup, our profit levels may be negatively impacted during periods of product cost deflation even though our gross profit as a percentage of sales may remain relatively constant. To compensate for lower gross margins, we, in turn, must reduce the expenses that we incur to service our customers. Our inability to effectively price our specialty food products, to quickly respond to inflationary and deflationary cost pressures and to reduce our expenses could have a material adverse impact on our business, financial condition or results of operations.

Group purchasing organizations may become more active in our industry and increase their efforts to add our customers as members of these organizations.
Some of our customers, including a majority of our hotel customers, purchase their products from us through group purchasing organizations. These organizations have increased their efforts to aggregate the purchasing power of smaller, independent restaurants in an effort to lower the prices paid by these customers on their foodservice orders, and we have experienced some pricing pressure from these purchasers. If these group purchasing organizations are able to add a significant number of our customers as members, we may be forced to lower the prices we charge these customers in order to retain the business, which would negatively affect our business, financial condition or results of operations. Additionally, if we were unable or unwilling to lower the prices we charge for our products to a level that was satisfactory to the group purchasing organization, we may lose the business of those of our customers that are members of these organizations, which would negatively impact our business, financial condition or results of operations.

Because our foodservice distribution operations are concentrated principally in six culinary markets, we are susceptible to economic and other developments, including adverse weather conditions, in these areas.
Our financial condition and results of operations are highly dependent upon the local economies of the six culinary markets in which we distribute our specialty food products. In recent years, certain of these markets have been more negatively impacted by the overall economic crisis, including experiencing higher unemployment rates and weaker housing market conditions, than other areas of the United States. Moreover, sales of our specialty products in our New York market, which we define as our operations on the East Coast of the United States spanning from Boston to Atlantic City, accounted for approximately 65% of our net revenues in our fiscal year ended 2010. We are therefore particularly exposed to downturns in this regional economy. Any further deterioration in the economic conditions of these markets generally, or in the local economy of the New York metropolitan area, specifically, could affect our business, financial condition or results of operations in a materially adverse manner.

In addition, given our geographic concentrations, other regional occurrences such as adverse weather conditions, terrorist attacks and other catastrophic events could have a material adverse effect on our business, financial condition or results of operations. Adverse weather conditions can significantly impact our ability to profitably and efficiently conduct our operations and, in severe cases, could result in our trucks being unable to make deliveries or cause the temporary closure or the destruction of one or more of our distribution centers. Our operations and/or distribution centers which are located in (i) New York City and Washington D.C. are particularly susceptible to significant amounts of snowfall and ice, (ii) Miami are particularly susceptible to hurricanes and (iii) Los Angeles and San Francisco are particularly susceptible to earthquakes and mudslides. Additionally, due to their prominence as, among other characteristics, densely-populated major metropolitan cities and as international hubs for intermodal transportation, each of our six markets is a known target for terrorist activity and other catastrophic events. If our operations are significantly disrupted or if any one or more of our distribution centers is temporarily closed or destroyed for any of the foregoing reasons, our business, financial condition or results of operations may be materially adversely affected. In anticipation of any such adverse weather conditions, terrorist attacks, man-made disasters or other unforeseen regional occurrences, we have implemented a disaster recovery plan. Should any of these events occur, if we are unable to execute our disaster recovery plan, we may experience failures or delays in the recovery of critical data, delayed reporting and compliance with governmental entities, inability to perform necessary corporate functions and other breakdowns in normal operating procedures that could have a material adverse effect on our business and create exposure to administrative and other legal claims against us.

Damage to our reputation or lack of acceptance of our specialty food products and/or the brands we carry in existing and new markets could materially and adversely impact our business, financial condition or results of operations.
We believe that we have built a strong reputation for the breadth and depth of our product portfolio and the brands we carry and that we must protect and grow their value to be successful in the future. Any incident that erodes consumer confidence in or affinity for our specialty food products or brands, whether or not justified, could significantly reduce their respective values and damage our business. If our customers perceive or experience a reduction in the quality or selection of our products and brands or our customer service, or in any way believe that we failed to deliver a consistently positive experience, our business, financial condition or results of operations may be affected in a materially adverse manner.

A specialty foods distribution business such as ours can be adversely affected by negative publicity or news reports, whether or not accurate, regarding food quality issues, public health concerns, illness, safety, injury or government or industry findings concerning our products or others across the food distribution industry. Although we have taken steps to mitigate food quality, public health and other foodservice-related risks, these types of health concerns or negative publicity cannot be completely eliminated or mitigated and may harm our results of operations and damage the reputation of, or result in a lack of acceptance of, our products or the brands we carry.

In addition, our ability to successfully penetrate new markets may be adversely affected by a lack of awareness or acceptance of our product portfolio or our brands in these new markets. To the extent we are unable to foster name recognition and affinity for our products and brands in new markets, we may not be able to penetrate these markets as anticipated, and, consequently, our growth may be significantly delayed or impaired.

Our customers are generally not obligated to continue purchasing products from us.
Most of our customers buy from us pursuant to individual purchase orders, as we generally do not enter into long-term agreements with our customers for the purchase of our products. Because our customers are generally not obligated to continue purchasing products from us, we cannot assure you that the volume and/or number of our customers’ purchase orders will remain constant or increase or that we will be able to maintain or add to our existing customer base. Significant decreases in the volume and/or number of our customers’ purchase orders or our inability to retain or grow our current customer base may have a material adverse effect on our business, financial condition or results of operations.

We have experienced losses due to our inability to collect accounts receivable in the past and could experience increases in such losses in the future if our customers are unable to pay their debts to us in a timely manner or at all.
Certain of our customers have experienced bankruptcy, insolvency and/or an inability to pay their debts to us as they come due. If our customers suffer significant financial difficulties or bankruptcies, they may be unable to pay their debts to us in a timely manner or at all. It is possible that our customers may contest their obligations to pay us under bankruptcy laws or otherwise. Even if our customers do not contest their obligations to pay us, if our customers are unable to pay their debts to us in a timely manner, it could adversely impact our ability to collect accounts receivable and may require that we take larger provisions for bad debt expense. Moreover, we may have to negotiate significant discounts and/or extended financing terms with these customers in such a situation in an attempt to secure payment for outstanding debts. Accordingly, if we are unable to collect upon our accounts receivable as they come due in an efficient and timely manner, our business, financial condition or results of operations may be materially and adversely affected. During periods of economic weakness, like those we have been experiencing, small to medium-sized businesses, like many of our independent restaurant and fine dining establishment customers, may be impacted more severely and more quickly than larger businesses. Consequently, the ability of such businesses to repay their obligations to us may deteriorate, and in some cases this deterioration may occur quickly, which could adversely impact our business, financial condition or results of operations.

Product liability claims could have a material adverse effect on our business, financial condition or results of operations.
Like any other distributor of food products, we face an inherent risk of exposure to product liability claims if the products we sell cause injury or illness. We may be subject to liability, which could be substantial, because of actual or alleged contamination in products sold by us, including products sold by companies before we acquired them. We have, and the companies we have acquired have had, liability insurance with respect to product liability claims. This insurance may not continue to be available at a reasonable cost or at all, and it may not be adequate to cover product liability claims against us or against any of the companies we have acquired. We generally seek contractual indemnification from manufacturers, but any such indemnification is limited, as a practical matter, to the creditworthiness of the indemnifying party. If we or any of our acquired companies do not have adequate insurance or contractual indemnification available, product liability claims and costs associated with product recalls, including a loss of business, could have a material adverse effect on our business, financial condition or results of operations.

Increased fuel costs may have a materially adverse effect on our business, financial condition or results of operations.
Increased fuel costs may have a negative impact on our business, financial condition or results of operations. The high cost of diesel fuel can increase the price we pay for products as well as the costs we incur to distribute products to our customers. These factors, in turn, may negatively impact our net sales, margins, operating expenses and operating results. Although we have been able to pass along a portion of increased fuel costs to our customers in the past, there is no guarantee we can do so again if another period of high fuel costs occurs. In recent months, fuel costs have increased, and remained higher than historical levels, as a result of, among other things, political turmoil in the Middle East and North Africa. If fuel costs continue to increase in the future, we may experience difficulties in passing all or a portion of these costs along to our customers, which may have a negative impact on our business, financial condition or results of operations.

New information or attitudes regarding diet and health or adverse opinions about the health effects of the specialty food products we distribute could result in changes in consumer eating habits which could materially and adversely affect our business, financial condition or results of operations.
Consumer eating habits may impact our business as a result of changes in attitudes regarding diet and health or new information regarding the health effects of consuming the specialty food products we distribute. If consumer eating habits change significantly, we may be required to modify or discontinue sales of certain items in our product portfolio, and we may experience higher costs associated with the implementation of those changes. Additionally, changes in consumer eating habits may result in the enactment of laws and regulations that impact the ingredients and nutritional content of our specialty food products, or laws and regulations requiring us to disclose the nutritional content of our specialty food products. Compliance with these laws and regulations, as well as others regarding the ingredients and nutritional content of our specialty food products, may be costly and time-consuming. We cannot make any assurances regarding our ability to effectively respond to changes in consumer health perceptions or resulting new laws or regulations or to adapt our menu offerings to trends in eating habits.

We have significant competition from a variety of sources, and we may not be able to compete successfully.
The foodservice distribution industry is highly fragmented and competitive, and our future success will be largely dependent upon our ability to profitably meet our customers’ needs for certain gourmet foods and ingredients, varying drop sizes, high service levels and timely delivery. We compete with numerous smaller distributors on a local level as well as with a limited number of larger, traditional broadline foodservice distributors. We cannot assure you that our current or potential competitors will not provide specialty food products and ingredients or services that are comparable or superior to those provided by us or adapt more quickly than we do to evolving culinary trends or changing market requirements. It is also possible that alliances among competitors may develop and rapidly acquire significant market share. Accordingly, we cannot assure you that we will be able to compete effectively against current and future competitors, and increased competition may result in price reductions, reduced gross margins and loss of market share, any of which could materially adversely affect our business, financial condition or results of operations.

A significant portion of our future growth is dependent upon our ability to expand our operations in our existing markets and to penetrate new markets through acquisitions.
We intend to expand our presence in our existing markets by adding to our existing customer base through the expansion of our product portfolio and the increase in the volume and/or number of purchase orders from our existing customers. We cannot assure you, however, that we will be able to continue to successfully expand or acquire critical market presence in our existing markets, as we may not successfully market our specialty food products and brands or may encounter larger and/or more well-established competitors with substantially greater financial resources. Moreover, competitive circumstances and consumer characteristics in new segments of existing markets may differ substantially from those in the segments in which we have substantial experience. If we are unable to expand in existing markets, our ability to increase our revenues and profitability may be affected in a material and adverse manner.

We also regularly evaluate opportunities to acquire other companies. To the extent our future growth includes acquisitions, we cannot assure you that we will successfully identify suitable acquisition candidates, consummate such potential acquisitions, effectively and efficiently integrate any acquired entities or successfully expand into new markets as a result of our acquisitions. We believe that there are risks related to acquiring companies, including overpaying for acquisitions, losing key employees of acquired companies and failing to achieve potential synergies. Additionally, our business could be adversely affected if we are unable to integrate the companies acquired in our acquisitions and mergers.

A significant portion of our past growth has been achieved through acquisitions of, or mergers with, other distributors of specialty food products. Our future acquisitions, such as our recently completed acquisition of certain of the assets of Harry Wils & Co., if any, may have a material adverse effect on our results of operations, particularly in periods immediately following the consummation of those transactions while the operations of the acquired business are being integrated with our operations. Achieving the benefits of acquisitions depends on timely, efficient and successful execution of a number of post-acquisition events, including successful integration of the acquired entity. Integration requires, among other things:

•	maintaining the existing customer base;
•	optimizing delivery routes;
•	coordinating administrative, distribution and finance functions; and
•	integrating management information systems and personnel.

The integration process could divert the attention of management, and any difficulties or problems encountered in the transition process could have a material adverse effect on our business, financial condition or results of operations. In particular, the integration process may temporarily redirect resources previously focused on reducing product cost, resulting in lower gross profits in relation to sales. In addition, the process of combining companies could cause the interruption of, or a loss of momentum in, the activities of the respective businesses, which could have an adverse effect on their combined operations.

In connection with our acquisition of businesses in the future, if any, we may decide to consolidate the operations of any acquired business with our existing operations, as we have done with the operations of Harry Wils & Co., or make other changes with respect to the acquired business, which could result in special charges or other expenses. Our results of operations also may be adversely affected by expenses we incur in making acquisitions, by amortization of acquisition-related intangible assets with definite lives and by additional depreciation attributable to acquired assets. Any of the businesses we acquire may also have liabilities or adverse operating issues, including some that we fail to discover before the acquisition, and our indemnity for such liabilities typically has been limited and may, with respect to future acquisitions, also be limited. Additionally, our ability to make any future acquisitions may depend upon obtaining additional financing or the consents of our lenders. We may not be able to obtain this additional financing or these consents on acceptable terms or at all. To the extent we seek to acquire other businesses in exchange for our common stock, fluctuations in our stock price could have a material adverse effect on our ability to complete acquisitions.

We may have difficulty managing and facilitating our future growth.
At times since our inception, we have rapidly expanded our operations through organic growth, acquisitions or otherwise. This growth has placed and will continue to place significant demands upon our administrative, operational and financial resources. This growth, however, may not continue. To the extent that our customer base and our distribution networks continue to grow, this future growth may be limited by our inability to acquire new distribution facilities or expand our existing distribution facilities, make acquisitions, successfully integrate acquired entities, implement information systems initiatives or adequately manage our personnel.

Further, our future growth may be limited in part by the size and location of our distribution centers. As we near maximum utilization of a given facility, our operations may be constrained and inefficiencies may be created, which could adversely affect our results of operations unless the facility is expanded, volume is shifted to another facility or additional processing capacity is added. Conversely, as we add additional facilities or expand existing operations or facilities, excess capacity may be created. Any excess capacity may also create inefficiencies and adversely affect our results of operations. We cannot assure you that we will be able to successfully expand our existing distribution facilities or open new distribution facilities in new or existing markets as needed to facilitate growth.

Even if we are able to expand our distribution network, our ability to compete effectively and to manage future growth, if any, will depend on our ability to continue to implement and improve operational, financial and management information systems on a timely basis and to expand, train, motivate and manage our employees. We cannot assure you that our existing personnel, systems, procedures and controls will be adequate to support the future growth of our operations. Accordingly, our inability to manage our growth effectively could have a material adverse effect on our business, financial condition or results of operations.

Our substantial indebtedness may limit our ability to invest in the ongoing needs of our business.
We have a substantial amount of indebtedness. On an as adjusted basis after giving effect to this offering, assuming an initial public offering price of $15.00 per share, which is the midpoint of the range on the cover of this prospectus, and the use of the offering proceeds as described under “Use of Proceeds,” as well as our entry into our new senior secured credit facilities, as of March 25, 2011, we would have had approximately $37.2 million of total indebtedness. In particular, we expect to have approximately $30.0 million and $7.2 million of outstanding indebtedness under our new senior secured term loan facility and new senior secured revolving credit facility, respectively, following the consummation of this offering. See “Use of Proceeds” and “Description of Our Indebtedness.”

Our current indebtedness and expected future indebtedness following the consummation of this offering could have important consequences to you. For example, our current indebtedness:

•	requires us to utilize a substantial portion of our cash flows from operations to make payments on our indebtedness, reducing the availability of our cash flows to fund working capital, capital expenditures, development activity and other general corporate purposes;
•	increases our vulnerability to adverse general economic or industry conditions;
•	limits our flexibility in planning for, or reacting to, changes in our business or the industries in which we operate;
•	makes us more vulnerable to increases in interest rates, as borrowings under our new senior secured revolving credit facility are expected to be at variable rates;
•	limits our ability to obtain additional financing in the future for working capital or other purposes, including to finance acquisitions; and
•	places us at a competitive disadvantage compared to our competitors that have less indebtedness.

We expect that the terms of our new senior secured credit facilities that we intend to enter into simultaneously with the consummation of this offering will have many of the same consequences on us and our stockholders. If, following the consummation of this offering, our earnings are insufficient, we will need to raise additional capital to pay our indebtedness as it comes due. If we are unable to obtain funds necessary to make required payments or if we fail to comply with the various requirements of our new senior secured credit facilities we would be in default, which would permit the holders of our indebtedness to accelerate the maturity of the indebtedness and could cause defaults under any indebtedness we may incur in the future. Any default under our indebtedness would have a material adverse effect on our business, operating results and financial condition. If we are unable to refinance or repay our indebtedness as it becomes due, we may become insolvent and be unable to continue operations.

Although the agreements governing our new senior secured credit facilities will contain restrictions on the incurrence of additional indebtedness, these restrictions are subject to a number of qualifications and exceptions, and the indebtedness incurred in compliance with these restrictions could be substantial. Also, these restrictions do not prevent us from incurring obligations that do not constitute indebtedness.

The agreements governing our new senior secured credit facilities we expect to enter into in conjunction with the consummation of this offering are expected to require us to maintain fixed charge coverage ratios and leverage ratios which become more restrictive over time. Our ability to comply with these ratios in the future may be affected by events beyond our control, and our inability to comply with the required financial ratios could result in a default under our new senior secured credit facilities. In the event of any default, the lenders under our new senior secured credit facilities could elect to terminate lending commitments and declare all borrowings outstanding, together with accrued and unpaid interest and other fees, to be immediately due and payable.

See “Description of Our Indebtedness,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources.”

We may be unable to obtain debt or other financing on favorable terms or at all.
There are inherent risks in our ability to borrow debt capital. Our lenders, including the lenders participating in our new senior secured credit facilities, may have suffered losses related to their lending and other financial relationships, especially because of the general weakening of the national economy over the past three years, increased financial instability of many borrowers and the declining value of their assets. As a result, lenders may become insolvent or tighten their lending standards, which could make it more difficult for us to borrow under our new senior secured revolving credit facility or term loan facility, refinance our existing indebtedness or obtain other financing on favorable terms or at all. Our access to funds under our new senior secured credit facilities is dependent upon the ability of our lenders to meet their funding commitments. Our financial condition and results of operations would be adversely affected in a material manner if we were unable to draw funds under our new senior secured revolving credit facility because of a lender default or if we had to obtain other cost-effective financing.

Longer term disruptions in the capital and credit markets as a result of uncertainty, changing or increased regulation, reduced alternatives or failures of significant financial institutions could adversely affect our access to liquidity needed for our business. Any disruption could require us to take measures to conserve cash until the markets stabilize or until alternative credit arrangements or other funding for our business can be arranged. Such measures could include deferring capital expenditures (including our entry into new markets, including through acquisitions) and reducing or eliminating other discretionary uses of cash.

Information technology system failures or breaches of our network security could interrupt our operations and adversely affect our business.
We rely upon our computer systems and network infrastructure across our operations. Our operations depend upon our ability to protect our computer equipment and systems against damage from physical theft, fire, power loss, telecommunications failure or other catastrophic events, as well as from internal and external security breaches, viruses, worms and other disruptive problems. Any damage or failure of our computer systems or network infrastructure that causes an interruption in our operations could have a material adverse effect on our business, financial condition or results of operations. Although we employ both internal resources and external consultants to conduct auditing and testing for weaknesses in our systems, controls, firewalls and encryption and intend to maintain and upgrade our security technology and operational procedures to prevent such damage, breaches or other disruptive problems, there can be no assurance that these security measures will be successful.

Our recent investments in information technology may not produce the benefits that we anticipate.
In an attempt to reduce our operating expenses, increase our operational efficiencies and boost our gross margins, we have aggressively invested in the development and implementation of new information technology. We may not be able to implement these technological changes in the time frame we have planned, and any delays in implementation could negatively impact our business, financial condition or results of operations. In addition, the costs to make these changes may exceed our estimates and will likely exceed any benefits that we realize during the early stages of implementation. Even if we are able to implement the changes as planned, and within our cost estimates, we may not be able achieve the expected efficiencies and cost savings from this investment which could have an adverse effect on our business, financial condition or results of operations.

We may not be able to adequately protect our intellectual property, which, in turn, could harm the value of our brands and adversely affect our business.
Our ability to implement our business plan successfully depends in part upon our ability to further build brand recognition, including for our proprietary products, using our trademarks, service marks and other proprietary intellectual property, including our names and logos. We have registered or applied to register a number of our trademarks. We cannot assure you that our trademark applications will be approved. Third parties may also oppose our trademark applications, or otherwise challenge our use of the trademarks. In the event that our trademarks are successfully challenged, we could be forced to rebrand our goods and services, which could result in loss of brand recognition and could require us to devote resources to advertising and marketing new brands. If our efforts to register, maintain and protect our intellectual property are inadequate, or if any third party misappropriates, dilutes or infringes upon our intellectual property, the value of our brands may be harmed, which could have a material adverse effect on our business, financial condition or results of operations and might prevent our brands from achieving or maintaining market acceptance.

We may also face the risk of claims that we have infringed third parties’ intellectual property rights. If third parties claim that we have infringed or are infringing upon their intellectual property rights, our operating profits could be affected in a materially adverse manner. Any claims of intellectual property infringement, even those without merit, could be expensive and time consuming to defend, require us to rebrand our services, if feasible, divert management’s attention and resources or require us to enter into royalty or licensing agreements in order to obtain the right to use a third party’s intellectual property. Any royalty or licensing agreements, if required, may not be available to us on acceptable terms or at all. A successful claim of infringement against us could result in our being required to pay significant damages, enter into costly license or royalty agreements, or stop the sale of certain products or services, any of which could have a negative impact on our business, financial condition or results of operations and could harm our future prospects.

Our business operations and future development could be significantly disrupted if we lose key members of our management team.
The success of our business significantly depends upon the continued contributions of our founders and key employees, both individually and as a group. Our future performance will substantially depend upon our ability to motivate and retain Christopher Pappas, our chairman, president and chief executive officer, John Pappas, our vice chairman, James Wagner, our chief operating officer and Kenneth Clark, our chief financial officer, as well as certain other senior key employees. The loss of the services of any of our founders or key employees could have a material adverse effect on our business, financial condition or results of operations. We have no reason to believe that we will lose the services of any of these individuals in the foreseeable future; however, we currently have no effective replacement for any of these individuals due to their experience, reputation in the foodservice distribution industry and special role in our operations.

Our insurance policies may not provide adequate levels of coverage against all claims, and fluctuating insurance requirements and costs could negatively impact our profitability.
We believe that our insurance coverage is customary for businesses of our size and type. However, there are types of losses we may incur that cannot be insured against or that we believe are not commercially reasonable to insure. These losses, should they occur, could have a material and adverse effect on our business, financial condition or results of operations. In addition, the cost of workers’ compensation insurance, general liability insurance and directors and officers’ liability insurance fluctuates based upon our historical trends, market conditions and availability. Because our operations principally are centered in large, metropolitan areas, our insurance costs are higher than if our operations and facilities were based in more rural markets. Additionally, health insurance costs in general have risen significantly over the past few years and are expected to continue to increase in 2011. These increases, as well as recently-enacted federal legislation requiring employers to provide specified levels of health insurance to all employees, could have a negative impact upon our business, financial condition or results of operations, and there can be no assurance that we will be able to successfully offset the effect of such increases with plan modifications and cost control measures, additional operating efficiencies or the pass-through of such increased costs to our customers.

Increases in our labor costs, including as a result of labor shortages, the price or unavailability of insurance and changes in government regulation, could slow our growth or harm our business.
We are subject to a wide range of labor costs. Because our labor costs are, as a percentage of revenues, higher than other industries, we may be significantly harmed by labor cost increases.

Our operations are highly dependent upon our experienced and sophisticated sales professionals. Qualified individuals have historically been in short supply and an inability to attract and retain them may limit our ability to expand our operations in existing markets as well as to penetrate new markets. We can make no assurances that we will be able to attract and retain qualified individuals in the future. Additionally, the cost of attracting and retaining qualified individuals may be higher than we currently anticipate, and as a result, our profitability could decline. We are subject to the risk of employment-related litigation at both the state and federal levels, including claims styled as class action lawsuits, which are more costly to defend. Also, some employment-related claims in the area of wage and hour disputes are not insurable risks.

Despite our efforts to control costs while still providing competitive health care benefits to our staff members, significant increases in health care costs continue to occur, and we can provide no assurance that our cost containment efforts in this area will be effective. Further, we are continuing to assess the impact of recently-adopted federal health care legislation on our health care benefit costs, and significant increases in such costs could adversely impact our operating results. There is no assurance that we will be able to pass through the costs of such legislation in a manner that will not adversely impact our operating results.

In addition, many of our delivery and warehouse personnel are hourly workers subject to various minimum wage requirements. Mandated increases in minimum wage levels have recently been and continue to be proposed and implemented at both federal and state government levels. Minimum wage increases may increase our labor costs or effective tax rate.

We are also subject to the regulations of the U.S. Citizenship and Immigration Services and U.S. Customs and Immigration Enforcement. Our failure to comply with federal and state labor laws and regulations, or our employees’ failure to meet federal citizenship or residency requirements, could result in a disruption in our work force, sanctions or fines against us and adverse publicity.

Further, potential changes in labor legislation, including the Employee Free Choice Act, or EFCA, could result in portions of our workforce, such as our delivery personnel, being subjected to greater organized labor influence. The EFCA could impact the nature of labor relations in the United States and how union elections and contract negotiations are conducted. The EFCA aims to facilitate unionization, and employers of unionized employees may face mandatory, binding arbitration of labor scheduling, costs and standards, which could increase the costs of doing business. Although we do not currently have any unionized employees, EFCA or similar labor legislation could have an adverse effect on our business, financial condition or results of operations by imposing requirements that could potentially increase costs and reduce our operating flexibility.

We are subject to significant governmental regulation.
Our business is highly regulated at the federal, state and local levels, and our specialty food products and distribution operations require various licenses, permits and approvals. For example:

•	the products we distribute in the United States are subject to regulation and inspection by the U.S. Food and Drug Administration, or FDA, and the U.S. Department of Agriculture, or USDA;
•	our warehouse, distribution facilities and operations also are subject to regulation and inspection by the FDA, the USDA and state health authorities; and
•	our U.S. trucking operations are regulated by the U.S. Department of Transportation and the U.S. Federal Highway Administration.

Our suppliers are also subject to similar regulatory requirements and oversight. The failure to comply with applicable regulatory requirements could result in civil or criminal fines or penalties, product recalls, closure of facilities or operations, the loss or revocation of any existing licenses, permits or approvals or the failure to obtain additional licenses, permits or approvals in new jurisdictions where we intend to do business, any of which could have a material adverse effect on our business, financial condition or results of operations.

In addition, as a distributor of specialty food products, we are subject to increasing governmental scrutiny of and public awareness regarding food safety and the sale, packaging and marketing of natural and organic products. Compliance with these laws may impose a significant burden upon our operations. If we were to distribute foods that are or are perceived to be contaminated, or otherwise not in compliance with applicable laws, any resulting product recalls could have a material adverse effect on our business, financial condition or results of operations. In

January 2011, President Obama signed into law the FDA Food Safety Modernization Act, which greatly expands the FDA’s authority over food safety, including giving the FDA power to order the recall of unsafe foods, increase inspections at food processing facilities, issue regulations regarding the sanitary transportation of food, enhance tracking and tracing requirements and order the detention of food that it has “reason to believe” is adulterated or misbranded, among other provisions. If funding for this legislation is appropriated, we cannot assure you that it will not impact our industry, including suppliers of the products we sell, many of whom are small-scale producers who may be unable or unwilling to bear the expected increases in costs of compliance and as a result cease operations or seek to pass along these costs to us.

Additionally, concern over climate change, including the impact of global warming, has led to significant U.S. and international legislative and regulatory efforts to limit greenhouse gas, or GHG, emissions. Increased regulation regarding GHG emissions, especially diesel engine emissions, could impose substantial costs upon us. These costs include an increase in the cost of the fuel and other energy we purchase and capital costs associated with updating or replacing our vehicles prematurely.

Until the timing, scope and extent of such regulation becomes known, we cannot predict its effect on our business, financial condition or results of operations. It is reasonably possible, however, that such regulation could impose material costs on us which we may be unable to pass on to our customers.

We will incur increased costs and obligations as a result of being a public company.
As a public company, we will incur significant legal, accounting, insurance and other expenses that we have not incurred as a private company, including costs associated with public company reporting requirements. We also will incur costs associated with complying with the requirements of the Sarbanes-Oxley Act of 2002 and related rules implemented by the SEC and The NASDAQ Stock Market. The expenses incurred by public companies generally for reporting and corporate governance purposes have been increasing. We expect these rules and regulations to increase our legal and financial compliance costs and to make certain activities more time-consuming and costly, although we are currently unable to estimate these costs with any degree of certainty. These laws and regulations could also make it more difficult or costly for us to obtain certain types of insurance, including director and officer liability insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. These laws and regulations could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, our board committees or as our executive officers. Furthermore, if we are unable to satisfy our obligations as a public company, we could be subject to delisting of our common stock, fines, sanctions and other regulatory action and potentially civil litigation.

Compliance with Section 404 of the Sarbanes-Oxley Act of 2002 will require our management to devote substantial time to new compliance initiatives, and if our independent registered public accounting firm is unable to provide an unqualified attestation report on our internal controls, our stock price could be adversely affected.
Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, we will be required to furnish a report by our management on, and by our independent registered public accounting firm attesting to, the effectiveness of our internal control over financial reporting. We have not been subject to these requirements in the past. The internal control report must contain (i) a statement of management’s responsibility for establishing and maintaining adequate internal control over financial reporting, (ii) a statement identifying the framework used by management to conduct the required evaluation of the effectiveness of our internal control over financial reporting, (iii) management’s assessment of the effectiveness of our internal control over financial reporting as of the end of our most recent fiscal year, including a statement as to whether or not internal control over financial reporting is effective, and (iv) a statement that our independent registered public accounting firm has issued an attestation report on internal control over financial reporting.

To achieve compliance with Section 404 within the prescribed period, we will be engaged in a process to document and evaluate our internal control over financial reporting, which is both costly and challenging. In this regard, we will need to continue to dedicate internal resources, hire additional employees for our finance and audit functions, engage outside consultants and adopt a detailed work plan to (i) assess and document the adequacy of internal control over financial reporting, (ii) continue steps to improve control processes where appropriate, (iii) validate through testing that controls are functioning as documented, and (iv) implement a continuous reporting and improvement process for internal control over financial reporting. In addition, in connection with the attestation process by our independent registered public accounting firm, we may encounter problems or delays in completing the implementation of any required improvements and receiving a favorable attestation. If we cannot favorably assess the effectiveness of our internal control over financial reporting, or if our independent registered public accounting firm is unable to provide an unqualified attestation report on our internal controls, investors could lose confidence in our financial information and our stock price could decline.

Federal, state and local tax rules may adversely impact our business, financial condition or results of operations.
We are subject to federal, state and local taxes in the United States. Although we believe that our tax estimates are reasonable, if the Internal Revenue Service, or IRS, or any other taxing authority disagrees with the positions we have taken on our tax returns, we could face additional tax liability, including interest and penalties. If material, payment of such additional amounts upon final adjudication of any disputes could have a material impact upon our business, financial condition or results of operations. In addition, complying with new tax rules, laws or regulations could impact our business, financial condition or results of operations, and increases to federal or state statutory tax rates and other changes in tax laws, rules or regulations may increase our effective tax rate. Any increase in our effective tax rate could have a material impact on our business, financial condition or results of operations.

Risks Relating to this Offering

The price of our common stock may be volatile and you could lose all or part of your investment.
Volatility in the market price of our common stock may prevent you from being able to sell your shares at or above the price you paid for your shares in this offering. The market price of our common stock could fluctuate significantly for various reasons, which include, but are not limited to:

•	our quarterly or annual earnings or those of other companies in the foodservice distribution industry;
•	changes in laws or regulations, or new interpretations or applications of laws and regulations, that are applicable to our business;
•	the public’s reaction to our press releases, our other public announcements and our filings with the SEC;
•	changes in accounting standards, policies, guidance, interpretations or principles;
•	additions or departures of our founders or other key employees;
•	sales of common stock by our directors, founders or other key employees;
•	adverse market reaction to any indebtedness that we may incur or securities that we may issue in the future;
•	actions by our stockholders;
•	the level and quality of research analyst coverage of our common stock, changes in financial estimates or investment recommendations by securities analysts following our business or any failure to meet such estimates;
•	the financial disclosure we may provide to the public, any changes in such disclosure or our failure to meet such disclosure;
•	various market factors or perceived market factors, including rumors, whether or not correct, involving us, our suppliers or our customers;
•	introductions of new offerings or new pricing policies by us or by our competitors;
•	acquisitions or strategic alliances by us or our competitors;
•	short sales, hedging and other derivative transactions involving shares of our common stock;
•	the operating and stock price performance of other companies in the foodservice distribution industry; and
•	other events or factors, including changes in general conditions in the United States and global economies or financial markets (including those resulting from Acts of God, war, incidents of terrorism or responses to such events).

In addition, in recent years, the stock market has experienced extreme price and volume fluctuations. This volatility has had a significant impact on the market price of securities issued by many companies, including companies in the foodservice distribution industry. The price of our common stock could fluctuate based upon factors that have little or nothing to do with our company, and these fluctuations could materially reduce our stock price.

Historically, following periods of significant market volatility in the price of a company’s securities, security holders have often instituted class action litigation. If the market value of our common stock experiences adverse fluctuations and we become involved in this type of litigation, regardless of the outcome, we could incur substantial legal costs and our management’s attention could be diverted from the operation of our business, causing our business to suffer.

Upon the completion of this offering, the concentration of our capital stock ownership with our founders and other executive officers will likely limit an investor’s ability to influence corporate matters.
Upon completion of this offering and the reorganization transactions, our founders and executive officers will own approximately 58.6% of our outstanding common stock or approximately 52.8% if the underwriters exercise their over-allotment option in full. See “Certain Relationships and Related-Party Transactions — Reorganization Transaction.” As a result, these stockholders, acting individually or together, can exercise significant influence over our business policies and affairs, including the power to nominate a majority of the members of our board of directors. Because of such power and because our board of directors is responsible for appointing the members of our senior management team, our founders and key employees could affect any attempt by our stockholders to replace current members of our management team. In addition, our founders and key employees can control any action requiring the general approval of our stockholders, including the adoption of amendments to our certificate of incorporation and bylaws and the approval of mergers or sales of substantially all of our assets. It is possible that the interests of certain of our founders and other key employees may, in certain circumstances, conflict with our interests, the interests of our other founders, key employees or minority stockholders, including you. For example, the concentration of ownership and voting power of our founders and key employees may delay, defer or even prevent an acquisition by a third party or other change of control involving us and may make some transactions more difficult or impossible without their support, even if such events are in the best interests of our minority stockholders. As a result, our founders and key employees could pursue transactions that may not be in our best interests which could have a material adverse effect on our business, financial condition or results of operations.

We expect that upon our conversion to a corporation, we will opt out of Section 203 of the General Corporation Law of the State of Delaware, or the DGCL, which prohibits a publicly-held Delaware corporation from engaging in a business combination transaction with an interested stockholder for a period of three years after the interested stockholder became such unless the transaction fits within an applicable exemption, such as approval of the business combination by our board of directors or the transaction which resulted in such stockholder becoming an interested stockholder. Therefore, after the 180-day lock-up period expires, our founders and key employees will be able to transfer control of us to a third party by transferring their common stock, which would not require the approval of our board of directors or our minority stockholders.

For additional information regarding the share ownership of, and our relationship with, our founders and key employees, see “Principal and Selling Stockholders” and “Certain Relationships and Related-Party Transactions.”

If our founders decide to act as a “group” under the federal securities laws, this group would own in excess of 50% of our outstanding common stock and as a result we would qualify for the controlled company exemptions offered by The NASDAQ Marketplace Rules.
Our founders collectively hold approximately 100% of our Class B units, and upon consummation of this offering we expect that they will hold approximately 55.1% of our outstanding common stock (assuming no exercise by the underwriters of their right to purchase up to an additional 1,200,000 shares from the selling stockholders to cover over-allotments). Our founders are not a party to any agreement among themselves as to how to vote their shares, and we do not anticipate that they will enter into such an agreement or file a Schedule 13D with the SEC in which they indicate they will act as a group. Because none of our founders individually owns more than 50% of our outstanding common stock and no group has been formed that owns in excess of 50% of our outstanding common stock, we do not expect that we will qualify as a “controlled company” under The NASDAQ Marketplace Rules. While we have no indication that our founders intend to file a Schedule 13D or act as a group with respect to us, their intentions may change in the future, and we could subsequently qualify as a “controlled company” under The NASDAQ Marketplace Rules and be entitled to exemptions from certain of The NASDAQ Stock Market’s corporate governance requirements. In such event, if our stockholders’ interests differed from those of our founders, our stockholders would not be afforded the protections of certain of The NASDAQ Stock Market’s corporate governance requirements which are generally intended to increase the likelihood that boards of directors will make decisions in the best interests of stockholders. Specifically, if we qualify as a “controlled company” in the future, we would not be required to have a majority of our directors be independent or to have compensation or nominating and corporate governance committees comprised solely of independent directors.

There is no existing market for our common stock, and we do not know if one will develop to provide you with adequate liquidity.
Prior to this offering, there has not been a public market for our common stock. An active market for our common stock may not develop following the completion of this offering or, if it does develop, may not be maintained. If an active trading market does not develop, you may have difficulty selling any shares of our common stock that you buy. The initial public offering price for the shares of our common stock was determined by negotiations between us, the selling stockholders and the representatives of the underwriters and may not be indicative of prices that will prevail in the open market following the completion of this offering. Consequently, you may not be able to sell shares of our common stock at prices equal to or greater than the price you paid in this offering.

Future sales of our common stock, including shares purchased in this offering, in the public market could lower our stock price.
Sales of substantial amounts of our common stock in the public market following this offering by our existing stockholders may adversely affect the market price of our common stock. Such sales could also create public perception of difficulties or problems with our business. These sales might also make it more difficult for us to sell securities in the future at a time and price we deem appropriate.

Upon the completion of this offering and after giving effect to the consummation of the reorganization transaction, we will have outstanding 20,666,667 shares of common stock, of which:

•	8,000,000 shares will be shares that we and the selling stockholders are selling in this offering and, unless purchased by affiliates, may be resold in the public market without restriction immediately after this offering; and

•	12,666,667 shares will be “restricted securities,” as defined in Rule 144 under the Securities Act, and eligible for sale in the public market pursuant to the provisions of Rule 144, 12,114,943 of which are subject to lock-up agreements and will become available for resale in the public market beginning 180 days after the date of this prospectus.

With limited exceptions, as described under the caption “Underwriting,” these lock-up agreements prohibit a stockholder from selling, contracting to sell or otherwise disposing of any common stock or securities that are convertible or exchangeable for common stock or entering into any arrangement that transfers the economic consequences of ownership of our common stock for at least 180 days from the date of this prospectus, although Jefferies & Company, Inc. may, in its sole discretion and at any time without notice, release all or any portion of the securities subject to these lock-up agreements. Jefferies & Company, Inc. has advised us that it has no present intent or arrangement to release any shares subject to a lock-up and will consider the release of any lock-up on a case-by-case basis. Upon a request to release any shares subject to a lock-up, Jefferies & Company, Inc. would consider the particular circumstances surrounding the request including, but not limited to, the length of time before the lock-up expires, the number of shares requested to be released, reasons for the request, the possible impact on the market for our common stock and whether the holder of our shares requesting the release is an officer, director or other affiliate of ours. As a result of these lock-up agreements, notwithstanding earlier eligibility for sale under the provisions of Rule 144, none of these shares may be sold until at least 180 days after the date of this prospectus. As restrictions on resale end, our stock price could drop significantly if the holders of these restricted shares sell them or are perceived by the market as intending to sell them. These sales might also make it more difficult for us to sell securities in the future at a time and at a price that we deem appropriate.

If you purchase shares of common stock in this offering, you will experience immediate and significant dilution in the net tangible book value per share.
The initial public offering price per share is substantially higher than the pro forma net tangible book value per share immediately after this offering. As a result, you will pay a price per share that substantially exceeds the book value of our assets after subtracting our liabilities. Assuming an offering price of $15.00 per share, which is the midpoint of the price range indicated on the cover page of this prospectus, you will incur immediate and substantial dilution in the amount of $14.84 per share. See “Dilution.” Any future equity issuances, including in connection with our establishing broad-based equity incentive plans for our employees, will result in even further dilution to holders of our common stock.

If securities analysts or industry analysts downgrade our stock, publish negative research or reports or do not publish reports about our business, our stock price and trading volume could decline.
The trading market for our common stock will be influenced by the research and reports that industry or securities analysts publish about us, our business and our industry. If one or more analysts adversely change their recommendation regarding our stock or our competitors’ stock, our stock price may likely decline. If one or more analysts cease coverage of us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline.

Since we do not expect to pay any dividends for the foreseeable future, investors in this offering may be forced to sell their stock in order to realize a return on their investment.
We have not declared or paid any dividends on our common stock. We do not anticipate that we will pay any dividends to holders of our common stock for the foreseeable future. Any payment of cash dividends will be at the discretion of our board of directors and will depend upon our financial condition, capital requirements, legal requirements and earnings, among other factors. We anticipate that our ability to pay dividends will be restricted by the terms of our new senior secured credit facilities and might be restricted by the terms of any additional indebtedness we incur in the future. Consequently, you should not rely upon dividends in order to receive a return on your investment. See “Dividend Policy.”

Our issuance of preferred stock could adversely affect holders of our common stock and discourage a takeover.
Following the consummation of this offering and the reorganization transaction, our board of directors will be authorized to issue up to 5,000,000 shares of preferred stock without any action on the part of our stockholders. Our board of directors also has the power, without stockholder approval, to set the terms of any series of preferred stock that may be issued, including voting rights, dividend rights, preferences over our common stock with respect to dividends or in the event of a dissolution, liquidation or winding up and other terms. In the event that we issue preferred stock in the future that has preference over our common stock with respect to payment of dividends or upon our liquidation, dissolution or winding up, or if we issue preferred stock with voting rights that dilute the voting power of our common stock, the rights of the holders of our common stock or the market price of our common stock could be adversely affected. In addition, the ability of our board of directors to issue shares of preferred stock without any action on the part of our stockholder may impede a takeover of us and prevent a transaction favorable to our stockholders.

Our ability to raise capital in the future may be limited.
Our business and operations may consume resources faster than we currently anticipate. In the future, we may need to raise additional funds through the issuance of new equity securities, debt or a combination of both. Additional financing may not be available on favorable terms or at all. If adequate funds are not available on acceptable terms, we may be unable to fund our capital requirements. If we issue new debt securities, the debt holders would have rights senior to our common stockholders to make claims on our assets, and the terms of any debt could restrict our operations, including our ability to pay dividends on our common stock. If we issue additional equity securities, existing stockholders will experience dilution, and the new equity securities could have rights senior to those of our common stock. Because our decision to issue securities in any future offering will depend upon market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of our future offerings. Thus, our stockholders bear the risk of our future securities offerings reducing the market price of our common stock and diluting their interest.

Some provisions of our charter documents and Delaware law may have anti-takeover effects that could discourage an acquisition of us by others, even if an acquisition would be beneficial to our stockholders, and may prevent attempts by our stockholders to replace or remove our current management.
Provisions in the certificate of incorporation and bylaws that will become effective following the completion of our reorganization transaction, as well as provisions of the Delaware General Corporation Law, or DGCL, could make it more difficult for a third party to acquire us or increase the cost of acquiring us, even if doing so would benefit our stockholders, including transactions in which stockholders might otherwise receive a premium for their shares. These provisions include:

•	authorizing the issuance of “blank check” preferred stock, the terms of which may be established and shares of which may be issued without stockholder approval;
•	prohibiting stockholder action by written consent, thereby requiring all stockholder actions to be taken at a meeting of our stockholders;
•	eliminating the ability of stockholders to call a special meeting of stockholders; and
•	establishing advance notice requirements for nominations for election to the board of directors or for proposing matters that can be acted upon at stockholder meetings.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements. Forward-looking statements provide our current expectations or forecasts of future events and are not statements of historical fact. These forward-looking statements include information about possible or assumed future events, including, among other things, discussion and analysis of our future financial condition, results of operations, our strategic plans and objectives, cost management, liquidity and ability to refinance our indebtedness as it matures, anticipated capital expenditures (and access to capital) required to complete projects, amounts of cash distributions to our stockholders in the future, if any, and other matters. Words such as “anticipates,” “expects,” “intends,” “plans,” “believes,” “seeks,” “estimates” and variations of these words and similar expressions are intended to identify forward-looking statements. These statements are not guarantees of future performance and are subject to risks, uncertainties and other factors, some of which are beyond our control, are difficult to predict and/or could cause actual results to differ materially from those expressed or forecasted in the forward-looking statements.

Forward-looking statements involve inherent uncertainty and may ultimately prove to be incorrect or false. You are cautioned not to place undue reliance on forward-looking statements. Except as otherwise may be required by law, we undertake no obligation to update or revise forward-looking statements to reflect changed assumptions, the occurrence of unanticipated events or actual operating results. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including, but not limited to:

•	our sensitivity to general economic conditions, including the current economic environment, changes in disposable income levels and consumer discretionary spending on food-away-from-home purchases;
•	our vulnerability to economic and other developments in the geographic markets in which we operate;
•	risks of supply chain interruptions due to lack of long-term contracts, severe weather or more prolonged climate change, work stoppages or otherwise;
•	changes in the availability or cost of our specialty food products;
•	our ability to effectively price our specialty food products and reduce our expenses;
•	the relatively low margins of the foodservice distribution industry and our sensitivity to inflationary pressures;
•	the ability of group purchasing organizations to attract our independent restaurant customers and the resulting negative effect on our profit margins;
•	damage to our reputation or lack of acceptance of our brands;
•	changes in attitudes or negative publicity regarding food safety and health concerns;
•	our ability to successfully identify, obtain financing for and complete acquisitions of other foodservice distributors and to realize expected synergies from those acquisitions;
•	labor shortages or increased labor costs;
•	changes in attitudes or negative publicity regarding food safety and health concerns;
•	sales and expense trends;
•	our expectation regarding the provision for losses on accounts receivable;
•	increased fuel costs and expectations regarding the use of fuel surcharges;
•	the loss of key members of our management team and our ability to replace such personnel;
•	strain on our infrastructure and resources caused by our growth;
•	the concentration of ownership among our existing executives, directors and principal stockholders, which may prevent new investors from influencing significant corporate decisions;
•	the impact of litigation;
•	our inability to obtain and/or maintain adequate levels of insurance coverage;
•	the impact of our substantial indebtedness;
•	our ability to raise capital in the future;

•	future asset impairment charges;
•	inadequate protection of our intellectual property;
•	our ability to raise capital in the future;
•	the failure or breach of our information technology systems;
•	increased costs and obligations as a result of our being a public company;
•	the impact of federal, state and local tax rules; and
•	other factors included under the captions “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Our Business.”

This list of risks and uncertainties, however, is only a summary of some of the most important factors and is not intended to be exhaustive. You should carefully review the risks that are set forth under the caption “Risk Factors” included elsewhere in this prospectus. New factors that are not currently known to us or that we are currently unaware of may also emerge from time to time that could materially and adversely affect us.

USE OF PROCEEDS

We estimate that the net proceeds to us from this offering will be approximately $63.1 million, assuming an initial public offering price of $15.00 per share, which is the midpoint of the range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Each $1 increase or decrease in the assumed initial public offering price of $15.00 per share would increase or decrease, as applicable, the net proceeds to us by approximately $4.3 million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The selling stockholders will receive approximately $46.5 million in net proceeds from their sale of 3,333,333 shares of common stock in this offering, or approximately $63.2 million if the underwriters exercise in full their option to purchase additional shares of common stock from the selling stockholders to cover over-allotments, and in each case after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by the selling stockholders. We will not receive any proceeds from the sale of shares by the selling stockholders. See “Principal and Selling Stockholders” and “Underwriting.”

Our existing senior secured credit facilities, which we entered into in 2010, provide for (i) a $75.0 million term loan facility and (ii) a revolving credit facility under which we may borrow up to $25.0 million. We used a portion of the borrowings under these facilities, together with all of the borrowings under our senior subordinated notes due 2014, to redeem, in October 2010, all of our outstanding Class A units and for general corporate purposes. In connection with the redemption of our Class A units, we paid our Class A unitholders approximately $45.8 million, plus a dividend of approximately $22.4 million. In connection with this offering, we intend to enter into our new senior secured credit facilities, consisting of a $30.0 million new term loan facility and $50.0 million revolving credit facility. See “Description of Our Indebtedness.” We intend to use the net proceeds of this offering, together with borrowings under our new senior secured credit facilities, as follows:

•	To redeem or repurchase all of our outstanding senior subordinated notes due 2014 and any accrued but unpaid interest thereon and other related fees, including the call premium of approximately $0.8 million associated with such redemption or repurchase. Interest on our senior subordinated notes accrues at a rate of 20% semi-annually in arrears. As of March 25, 2011, approximately $16.3 million in aggregate principal amount of our senior subordinated notes were outstanding. Since October 2010, we have elected to capitalize accrued but unpaid interest on our senior subordinated notes. As of March 25, 2011, we had $1.3 million of capitalized and unpaid interest.

•	To repay all of our loans outstanding under our existing senior secured credit facilities and any accrued but unpaid interest thereon and other related fees. As of March 25, 2011, our existing senior secured term loan facility had an outstanding balance of approximately $72.5 million and matures on April 23, 2014. The weighted-average interest rate of our outstanding indebtedness under our existing senior secured term loan facility was 11% for both the year ended December 24, 2010, and the three months ended March 25, 2011. An affiliate of Jefferies & Company, Inc. is a lender under our existing term loan facility and one of the holders of our senior subordinated notes and will receive more than 5% of the proceeds from this offering (after taking into account underwriters’ discounts and commissions and offering expenses payable by us). See “Underwriting — Affiliations and Conflicts of Interest.” As of March 25, 2011, our existing senior secured revolving credit facility had an outstanding balance of approximately $9.7 million and matures on October 22, 2013. The weighted-average interest rate of our outstanding indebtedness under our existing senior secured revolving credit facility was approximately 3.4% for the year ended December 24, 2010, and 3.8% for the three months ended March 25, 2011.

For a more detailed description of our new senior secured credit facilities, see the information under the caption “Description of Our Indebtedness — New Senior Secured Credit Facilities.”

DIVIDEND POLICY

We currently do not intend to pay any dividends on our common stock. We currently intend to retain any future earnings to fund the operation, development and expansion of our business. Any future determinations relating to our dividend policies will be made in the sole and absolute discretion of our board of directors and will depend upon then existing conditions, including our financial condition, results of operations, contractual restrictions, capital requirements, business prospects and other factors that our board of directors may deem relevant. In addition, we anticipate that our ability to declare and pay dividends will be restricted by covenants in our new senior secured credit facilities and may be further restricted by the terms of any of our future indebtedness. See “Description of Our Indebtedness — New Senior Secured Credit Facilities” and “Risk Factors – Our substantial indebtedness may limit our ability to invest in the ongoing needs of our business.”

CAPITALIZATION

The following table sets forth our capitalization as of March 25, 2011:

•	on an actual basis; and

•	on an as adjusted basis to give effect to (i) the sale by us of 4,666,667 shares of common stock in this offering at an assumed initial public offering price of $15.00 per share, which is the midpoint of the range set forth on the cover page of this prospectus, and after deducting underwriting discounts and commissions and estimated fees and expenses payable by us, (ii) the reorganization transactions, as described under the caption “Certain Relationships and Related-Party Transactions – Reorganization Transaction,” (iii) the new senior secured credit facilities, and (iv) the application of the net proceeds of this offering and borrowings under our new senior secured credit facilities as described under the caption “Use of Proceeds.”

You should read this information in conjunction with the information under the captions “Certain Relationships and Related-Party Transactions – Reorganization Transaction,” “Use of Proceeds,” “Selected Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Description of Our Indebtedness” and our consolidated financial statements and the related notes thereto included elsewhere in this prospectus.

	AS OF MARCH 25, 2011
(In thousands)	ACTUAL		AS ADJUSTED

Cash and cash equivalents	$856		$856

Debt:
Existing senior secured revolving credit facility (1)	9,701		—
Existing senior secured term loan facility (2)	70,555	(3)	—
Senior subordinated notes due 2014 (4)	16,250		—
Note payable	82		82
New senior secured revolving credit facility (5)	—		7,164
New senior secured term loan facility (5)	—		30,000

Total debt	$96,588		37,246
Total members’/stockholders’ (deficit)/equity (6)	(47,792)		9,455	(7)

Total capitalization (6)	$48,796		$46,701

(1)	Our existing senior secured revolving credit facility provides for borrowings of up to $25.0 million, of which $15.3 million was available as of March 25, 2011 for working capital and general corporate purposes. At July 12, 2011, we had borrowed $18.7 million under this revolving credit facility, including the approximately $8.9 million we borrowed to finance our acquisition on June 24, 2011 of certain of the assets of Harry Wils & Co.

(2)	We had $72.5 million in term loans outstanding under our existing senior secured term loan facility as of March 25, 2011. Between October 22, 2010 and March 25, 2011, we repaid approximately $2.5 million of the outstanding balance of our existing senior secured term loan facility.
(3)	Net of original issue discount of $1.9 million. On June 24, 2011, we made a $1.3 million payment to reduce the principal balance of our existing senior secured term loan facility.
(4)	Reflects our balance sheet liability related to our senior subordinated notes due 2014 calculated in accordance with GAAP. Interest on our senior subordinated notes accrues at a rate of 20% semi-annually in arrears. Since October 2010, we have elected to capitalize accrued but unpaid interest on the senior subordinated notes as permitted under the related note purchase agreement. As of March 25, 2011, total unpaid interest included in the balance of the senior subordinated notes since the issuance of the senior subordinated notes amounted to $1.3 million.
(5)	We expect that our new senior credit facilities will provide for (i) a $30.0 million senior secured term loan facility, maturing in July 2015, and (ii) a senior secured revolving credit facility under which we may initially borrow up to $50.0 million, maturing in July 2015.

(6)	A $1 increase (decrease) in the assumed initial public offering price of $15.00 per share, which is the midpoint of the range set forth on the cover page of this prospectus, would increase (decrease) each of total stockholders’ equity, total capitalization and borrowings under our new senior secured revolving credit facility by $4.3 million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

(7)	Adjusted to reflect the write off of $3,094 in deferred financing costs for the indebtedness being repaid in connection with this offering and the redemption premium associated with the repayment of our outstanding senior subordinated notes of approximately $0.8 million. As adjusted data does not give effect to the compensation expense associated with the equity awards that we will issue upon consummation of this offering, 50% of which will vest immediately and 50% of which will vest ratably over the four-year period following grant. We estimate that this compensation expense in the third quarter of 2011 will be approximately $1.6 million.

DILUTION

Purchasers of shares of common stock in this offering will experience immediate and substantial dilution in the net tangible book value of the common stock from the initial public offering price. Net tangible book value per share represents the amount of our total tangible assets less our total liabilities, divided by the number of shares of our common stock outstanding. Dilution in net tangible book value per share represents the difference between the amount per share that you pay in this offering and the net tangible book value per share immediately after this offering. Our net tangible book value (deficit) as of March 25, 2011 was approximately $(59.9) million, or $(3.74) per share.

After giving effect to (i) the sale of 4,666,667 shares of our common stock in this offering at an assumed initial public offering price of $15.00 per share, which is the midpoint of the range set forth on the cover page of this prospectus, (ii) the reorganization transactions, as described under the caption “Certain Relationships and Related-Party Transactions – Reorganization Transaction,” and (iii) the deduction of estimated underwriting discounts and commissions and estimated fees and expenses payable by us, our pro forma net tangible book value at March 25, 2011 would have been approximately $3.2 million, or $0.16 per share. This represents an immediate increase in net tangible book value of $3.90 per share to existing stockholders and an immediate and substantial dilution of $14.84 per share to new investors. This calculation does not give effect to our use of proceeds from this offering or any borrowings under our new senior secured revolving credit facility or term loan facility. The following table illustrates this per share dilution:

PER SHARE

Initial public offering price per share	$15.00
Actual net tangible book value per share as of March 25, 2011	$(3.74)
Increase per share attributable to new investors	$3.90
Pro forma net tangible book value per share after this offering	$.16

Dilution per share to new investors	$14.84

Sales of 3,333,333 shares of common stock by the selling stockholders in this offering will reduce the number of shares of common stock held by existing stockholders to 12,666,667, or approximately 61.3% of the total shares of common stock outstanding after this offering, and will increase the number of shares held by new investors to 8,000,000, or approximately 38.7% of the total shares of common stock outstanding after this offering.

If the underwriters exercise in full their over-allotment option to purchase additional shares of our common stock in this offering from the selling stockholders at the assumed initial public offering price of $15.00 per share, which is the midpoint of the range set forth on the cover page of this prospectus, the number of shares of common stock held by existing stockholders will be reduced to 11,466,667, or 55.5% of the aggregate number of shares of common stock outstanding after this offering, the number of shares of common stock held by new investors will be increased to 9,200,000, or 44.5% of the aggregate number of shares of common stock outstanding after this offering, the increase per share attributable to new investors would be $3.87, the pro forma net tangible book value per share after this offering would be $0.13, and the dilution per share to new investors would be $14.87.

A $1 increase (decrease) in the assumed initial public offering price of $15.00 per share, which is the midpoint of the range set forth on the cover page of this prospectus, would increase (decrease) our pro forma net tangible book value by $4.3 million, the pro forma net tangible book value per share after this offering by $0.21 per share, and the dilution per share to new investors by $0.79 per share, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

The following table summarizes, on the pro forma basis described above as of March 25, 2011, after giving effect to the reorganization transactions, the total number of shares of common stock purchased from us and the selling stockholders and the total consideration and the average price per share paid by existing stockholders and by investors participating in this offering. The calculation below is based on the assumed initial public offering price of

$15.00 per share, which is the midpoint of the range set forth on the cover page of this prospectus, before deducting estimated underwriting discounts and commissions and estimated fees and expenses payable by us.

	SHARES PURCHASED		TOTAL CONSIDERATION		AVERAGE PRICE
	NUMBER	PERCENTAGE	AMOUNT	PERCENTAGE	PER SHARE

Existing stockholders	12,666,667	61.3%	$456,523	0.38%	$0.04
New investors	8,000,000	38.7%	120,000,000	99.62%	15.00

Total	20,666,667	100%	$120,456,523	100%	$5.83

Each $1 increase (decrease) in the assumed offering price of $15.00 per share, which is the midpoint of the range set forth on the cover page of this prospectus, would increase (decrease) total consideration paid by new investors and total consideration paid by all stockholders by $8.0 million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and before deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

The pro forma dilution information above is for illustration purposes only. Our net tangible book value following the completion of this offering is subject to adjustment based on the actual initial public offering price of our shares and other terms of this offering determined at pricing. The number of shares of our common stock outstanding after this offering as shown above is based on the number of shares outstanding as of March 25, 2011.

SELECTED CONSOLIDATED FINANCIAL DATA

You should read the following selected consolidated financial data in conjunction with our consolidated financial statements and the related notes to those statements included elsewhere in this prospectus. You should also read “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” The statement of operations data for the fiscal years ended December 24, 2010, December 25, 2009 and December 26, 2008 and the balance sheet data as of December 24, 2010 and December 25, 2009 are derived from our consolidated financial statements audited by BDO USA LLP, an independent registered public accounting firm, included elsewhere in this prospectus. The statement of operations data for the years ended December 28, 2007 and December 29, 2006 and the balance sheet data as of December 26, 2008, December 28, 2007 and December 29, 2006 are derived from our audited consolidated financial statements not included elsewhere in this prospectus. We have derived the statement of operations data for the three months ended March 25, 2011 and March 26, 2010 and balance sheet data as of March 25, 2011 from our unaudited interim consolidated financial statements appearing elsewhere in this prospectus. We have derived the balance sheet data as of March 26, 2010 from our unaudited interim consolidated financial statements not included elsewhere in this prospectus. In the opinion of management, the unaudited interim consolidated financial statements reflect all adjustments, consisting of normal and recurring adjustments, necessary for the fair presentation of the Company’s financial position at March 25, 2011 and March 26, 2010 and results of its operations and its cash flows for the three months ended March 25, 2011 and March 26, 2010. The financial condition and results of operations as of and for the three months ended March 25, 2011 do not purport to be indicative of the financial condition or results of operations to be expected as of or for the fiscal year ending December 30, 2011.

The selected consolidated financial data presented below represent only portions of our financial statements and, accordingly, are not complete. You should read this information in conjunction with the information included under the captions “Use of Proceeds,” “Capitalization,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements, and the related notes thereto, which are included elsewhere in this prospectus.

Prior to the effectiveness of this registration statement, we will convert our company from a Delaware limited liability company (Chefs’ Warehouse Holdings, LLC) to a Delaware corporation (The Chefs’ Warehouse, Inc.). See “Certain Relationships and Related-Party Transactions — Reorganization Transaction.” The historical consolidated financial operating data relate to Chefs’ Warehouse Holdings, LLC and its consolidated subsidiaries.

	FISCAL YEAR ENDED						THREE MONTHS ENDED
	DECEMBER 24,	DECEMBER 25,	DECEMBER 26,	DECEMBER 28,		DECEMBER 29,	MARCH 25,	MARCH 26,
	2010	2009	2008	2007		2006	2011	2010
	(In thousands, except per share data)

Statement of Operations Data:
Net revenues	$330,118	$271,072	$281,703	$256,134		$229,803	$83,183	$70,000
Cost of sales	244,340	199,764	211,387	190,787		170,624	61,148	52,017

Gross profit	85,778	71,308	70,316	65,347		59,179	22,035	17,983
Operating expenses	64,206	57,977	60,314	59,389		55,181	16,976	14,953

Operating profit	21,572	13,331	10,002	5,958		3,998	5,059	3,030
Interest expense	4,041	2,815	3,238	3,515		3,425	3,450	627
(Gain)/loss on fluctuation of interest rate swap	(910)	(658)	1,118	621		—	(81)	(183)
(Gain) on settlement	—	—	—	(1,100	)(1)	—	—	—
Other	—	—	—	—		—	3	—

Income from operations before income taxes	18,441	11,174	5,646	2,922		573	1,687	2,586
Provision for income taxes	2,567	2,213	3,450	786		898	667	1,050

Income (loss) from continuing operations	15,874	8,961	2,196	2,136		(325)	1,020	1,536
Discontinued operations, net of taxes	—	—	—	—		(355)	—	—

Net income (loss)	$15,874	$8,961	$2,196	$2,136		$(680)	$1,020	$1,536

Deemed dividend accretion on Class A members’ units	(4,123)	(6,207)	(3,000)	(2,995)		(2,992)	—	(1,180)
Deemed dividend paid to Class A members’ units	(22,429)	—	—	—		—	—	—

Net income (loss) attributable to members’ units	$(10,678)	$2,754	$(804)	$(859)		$(3,672)	$1,020	$356

	FISCAL YEAR ENDED					THREE MONTHS ENDED
	DECEMBER 24,	DECEMBER 25,	DECEMBER 26,	DECEMBER 28,	DECEMBER 29,	MARCH 25,		MARCH 26,
	2010	2009	2008	2007	2006	2011		2010
	(In thousands, except per share data)

Basic net (loss) income per members’ unit	$(0.15)	$0.04	$(0.01)	$(0.01)	$(0.05)	$0.02		$0.00
Diluted net (loss) income per members’ unit	$(0.15)	$0.03	$(0.01)	$(0.01)	$(0.05)	$0.02		$0.00
Weighted average members’ units outstanding:
Basic	72,494	77,827	76,663	75,436	75,000	52,526		76,573
Diluted	72,494	81,851	76,663	75,436	75,000	54,375		79,515
Balance Sheet Data (at end of period):
Cash and cash equivalents	$1,978	$875	$1,591	$2,232	$1,490	$856		$1,330
Working capital	$12,206 (2)	$22,479	$22,101	$18,806	$20,044	$12,866	(2)	$22,598
Total assets	$82,672	$65,937	$64,502	$62,917	$58,141	$81,297		$65,389
Long-term debt, net of current portion	$82,580	$29,928	$37,323	$33,082	$37,299	$81,999		$29,063
Total liabilities	$131,484	$60,603	$67,720	$68,331	$65,691	$129,089		$58,681
Redeemable Class A members’ units	$—	$41,698	$35,491	$32,491	$29,496	—		$42,878
Total members’ equity (deficit)	$(48,812)	$(36,364)	$(38,709)	$(37,905)	$(37,046)	$(47,792)		$(36,170)

(1)	The gain on settlement is the result of the Company settling a dispute with the former owner of a company that the Company had previously acquired. The settlement reduced the acquisition purchase price and corresponding note payable to that company. Since the goodwill associated with this acquisition had been written off at the time of the settlement, the settlement was recorded as a non-operating item within the Company’s statement of operations.
(2)	Working capital is defined as the difference between current assets and current liabilities. At December 24, 2010 and March 25, 2011, the then-outstanding balance under our senior secured revolving credit facility of $12.2 million and $9.7 million, respectively, was included within the current portion of long-term debt.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with our consolidated financial statements, and the notes thereto, appearing elsewhere in this prospectus.

Our Reorganization

Prior to the effectiveness of this registration statement, we will convert from a Delaware limited liability company (Chefs’ Warehouse Holdings, LLC) to a Delaware corporation (The Chefs’ Warehouse, Inc.). The consolidated financial statements included elsewhere in this prospectus, which are the subject of the following discussion, are those of Chefs’ Warehouse Holdings, LLC and its consolidated subsidiaries. We expect that our conversion to the corporate form of organization will not have any material effect on our consolidated financial statements. When we use the terms “we,” “our,” “us” and the “Company” in the following discussion, we mean, prior to the conversion and related transactions described under “Certain Relationships and Related-Party Transactions — Reorganization Transaction,” Chefs’ Warehouse Holdings, LLC, a Delaware limited liability company, and its consolidated subsidiaries and, after the conversion and related transactions, The Chefs’ Warehouse, Inc., a Delaware corporation, and its consolidated subsidiaries. For a discussion of the principal transactions in the reorganization, see “Certain Relationships and Related-Party Transactions — Reorganization Transaction.”

Overview

We are a premier distributor of specialty foods in six of the leading culinary markets in the United States. We offer more than 11,500 SKUs, ranging from high-quality specialty foods and ingredients to basic ingredients and staples. We serve more than 7,000 customer locations, primarily located in our six geographic markets across the United States, and the majority of our customers are independent restaurants and fine dining establishments.

We believe several key differentiating factors of our business model have enabled us to execute our strategy consistently and profitably across our expanding customer base. These factors consist of a portfolio of distinctive and hard-to-find specialty food products, a highly trained and motivated sales force, strong sourcing capabilities, a fully integrated warehouse management system, a highly sophisticated distribution and logistics platform and a focused, seasoned management team.

In recent years, our sales to existing and new customers have increased through the continued growth in demand for specialty food products in general; increased market share driven by our sophisticated and experienced sales professionals, our high-quality customer service and our extensive breadth and depth of product offerings, especially in specialty products; the acquisition of other specialty food distributors; the expansion of our existing distribution centers; the construction of a new distribution center; and the import and sale of our proprietary brands. Through these efforts, we believe that we have been able to expand our customer base, enhance and diversify our product selections, broaden our geographic penetration and increase our market share. We believe that as a result of these efforts, we have increased sales from $229.8 million in 2006 to $330.1 million in 2010.

Recent Acquisitions
On June 24, 2011, we purchased the inventory of Harry Wils & Co. and certain intangible assets, including Harry Wils & Co.’s customer list and certain intellectual property. Harry Wils & Co. is a specialty foodservice distribution company headquartered in the New York City metropolitan area, and we believe that the purchase of these assets will allow us to increase the number of customers we service in the New York metropolitan area. The purchase price paid to Harry Wils & Co. was approximately $7.7 million for the intangible assets, plus approximately $1.2 million for inventory on hand. We assumed no liabilities in connection with the transaction and have relocated the inventory purchased to our Bronx, New York distribution facility. We financed the purchase price for these assets with borrowings under our existing senior secured credit facilities. To prepare for the integration of the acquired Harry Wils & Co. products and customers, we incurred certain incremental operating costs in our quarter ended June 24, 2011 to ensure that, at the time the acquisition was consummated, there would be no disruption to customer service levels to acquired and/or current customers. These costs consisted of warehouse and distribution labor costs, fleet rental charges, recruiting fees, as well as costs associated with the reconfiguration of our Bronx, New York facility to accommodate the additional SKU’s needed to support the acquired business.

On June 18, 2010, we acquired the assets of Monique & Me, Inc., doing business as Culinaire Specialty Foods, for cash consideration of $3.7 million, which provided us with an immediate platform for growth in the south Florida market.

On August 28, 2009, we acquired the San Francisco division of European Imports for total cash consideration of $3.8 million, subject to certain adjustments set forth in the acquisition agreement. The acquisition was integrated into our existing San Francisco operation.

In May 2008, we completed the acquisition of American Gourmet Foods for cash consideration of $5.1 million. This acquisition was integrated into our Hanover, Maryland operation.

Our Growth Strategies and Outlook
We continue to invest in our people, facilities and technology to achieve the following objectives and maintain our premier position within the specialty foodservice distribution market:

•	sales and service territory expansion;
•	operational excellence and high customer service levels;
•	expanded purchasing programs and improved buying power;
•	product innovation and new product category introduction;
•	operational efficiencies through system enhancements; and
•	operating expense reduction through the centralization of general and administrative functions.

Our continued profitable growth has allowed us to improve upon our organization’s infrastructure, open a new facility and pursue selective acquisitions. This improved infrastructure has allowed us to achieve higher operating margins. Over the last several years, we have increased our distribution capacity to approximately 371,640 square feet in seven facilities.

Key Factors Affecting Our Performance
Due to our focus on menu-driven independent restaurants, fine dining establishments, country clubs, hotels, caterers and specialty food stores, our results of operations are materially impacted by the success of the “food-away-from-home” industry in the United States, which is materially impacted by general economic conditions, discretionary spending levels and consumer confidence. When economic conditions deteriorate, as they did throughout the second half of 2007, all of 2008 and the first half of 2009, our customers’ businesses are negatively impacted as fewer people eat away-from-home and those that do spend less money. As economic conditions began to improve in the second half of 2009 and into 2010, our customers’ businesses began to improve, which likewise contributed to improvements in our business.

Food price costs also significantly impact our results of operations. Food price inflation, like that which we have experienced in the first quarter of 2011, may increase the dollar value of our sales because many of our products are sold at our cost plus a percentage markup. When the rate of inflation declines, however, the dollar value of our sales may fall despite our unit sales remaining constant or growing. For those of our products that we price on a fixed fee-per-case basis, our gross profit margins may be negatively affected in an inflationary environment, even though our gross revenues may be positively impacted. While we cannot predict whether inflation will continue at current levels, prolonged periods of inflation leading to cost increases above levels that we are able to pass along to our customers, either overall or in certain product categories, may have a negative impact on us and our customers, as elevated food costs can reduce consumer spending in the food-away-from-home market, and may negatively impact our sales, gross margins and earnings.

The foodservice distribution industry is fragmented and consolidating. Over the past five years, we have supplemented our internal growth through selective strategic acquisitions. We believe that the consolidation trends in the foodservice distribution industry will continue to present acquisition opportunities for us, which may allow us to grow our business at a faster pace than we would otherwise be able to grow the business organically.

Performance Indicators
In addition to evaluating our income from operations, our management team analyzes our performance based on sales growth, gross profit and gross profit margin.

•	Net sales. Our net sales growth is driven principally by changes in volume and, to a lesser degree, changes in price related to the impact of inflation in commodity prices. In particular, product cost inflation and deflation impacts our results of operations and, depending on the amount of inflation or deflation, such impact may be material. For example, inflation may increase the dollar value of our sales, and when the rate of inflation declines, the dollar value of our sales may fall despite our unit sales remaining constant or growing.

•	Gross profit and gross profit margin. Our gross profit and gross profit as a percentage of net sales, or “gross profit margin,” are driven principally by changes in volume and fluctuations in food and commodity prices and our ability to pass on any price increases to our customers in an inflationary environment and maintain or increase gross margin when our costs decline. Our gross margin is also a function of the product mix of our net sales in any period. Given our wide selection of product categories, as well as the continuous introduction of new products, we can experience shifts in product sales mix that have an impact on net sales. This mix shift is most significantly impacted by the introduction of new categories of products in markets that we have more recently entered, as well as the continued growth in item penetration on higher velocity items such as dairy products.

Key Financial Definitions

•	Net sales. Net sales consist primarily of sales of specialty and other food products to independently-owned restaurants and other high-end foodservice customers, which we report net of certain group discounts and customer sales incentives.

•	Cost of sales. Cost of sales include the purchase price paid for products sold, plus the cost of transportation necessary to bring the product to our distribution facilities. Our cost of sales may not be comparable to other similar companies within our industry that include all costs related to their distribution network in their costs of sales rather than as operating expenses.

•	Operating expenses. Our operating expenses include warehousing and distribution expenses (which include salaries and wages, employee benefits, facility and distribution fleet rental costs and other expenses related to warehousing and delivery) and selling, general and administrative expenses (which include selling, insurance, administrative, wage and benefit expenses and will also include share-based compensation expense). Following consummation of this offering, we will incur operating expenses as a result of our being a public company. We estimate that these expenses will be approximately $1.4 million per year. We expect to incur a compensation charge in the third quarter related to shares of our common stock that we expect to issue upon consummation of this offering, 50% of which will vest immediately upon grant and 50% of which will vest ratably over the four-year period following grant. See “Compensation Discussion and Analysis.” We expect this compensation expense will be approximately $1.6 million.

•	Interest expense. Interest expense consists primarily of interest on our outstanding indebtedness.

•	(Gain) loss on fluctuation of interest rate swaps. (Gain) loss on fluctuation of interest rate swaps consists solely of the change in valuation on an interest rate swap not eligible for hedge accounting.

Critical Accounting Policies

The preparation of our consolidated financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. The SEC has defined critical accounting policies as those that are both most important to the portrayal of our financial condition and results and require our most difficult, complex or subjective judgments or estimates. Based on this definition, we believe our critical accounting policies include the following: (i) determining our allowance for doubtful accounts, (ii) inventory valuation, with regard to determining our reserve for excess and obsolete inventory, and (iii) valuing goodwill and intangible assets. For all financial statement periods presented, there have been no material modifications to the application of these critical accounting policies.

Allowance for Doubtful Accounts
We analyze customer creditworthiness, accounts receivable balances, payment history, payment terms and historical bad debt levels when evaluating the adequacy of our allowance for doubtful accounts. In instances where a reserve has been recorded for a particular customer, future sales to the customer are either conducted using cash-on-delivery terms or the account is closely monitored so that agreed-upon payments are received prior to orders being released. A failure to pay results in held or cancelled orders. Beginning in the fourth quarter of 2008 and continuing through the first three quarters of 2009 we experienced a reduction in year-over-year revenue driven by poor overall economic conditions. During this period of time, we projected and experienced a higher rate of defaults on our trade accounts receivables. As such, we increased our estimated allowance for doubtful accounts requirements in line with then current economic conditions. During the fourth quarter of 2009 and throughout all of fiscal 2010, we noticed a fairly significant improvement in overall general economic conditions. This improvement resulted in higher revenue and also resulted in a lower default rate on our trade accounts receivable. As such, we lowered our estimated allowance for doubtful accounts reserve requirement in line with then current economic conditions which resulted in a lower provision expense for our allowance for doubtful accounts in fiscal 2010 then we incurred in 2009. Our accounts receivable balance was $36.2 million and $31.0 million, net of the allowance for doubtful accounts of $2.4 million and $2.2 million, as of December 24, 2010 and December 25, 2009, respectively. Our accounts receivable balance was $36.2 million and $29.6 million, net of allowance for doubtful accounts of $2.5 million and $2.4 million, as of March 25, 2011 and March 26, 2010, respectively.

Inventory Valuation
We maintain reserves for slow-moving and obsolete inventories. These reserves are primarily based upon inventory age plus specifically identified inventory items and overall economic conditions. A sudden and unexpected change in consumer preferences or change in overall economic conditions could result in a significant change in the reserve balance and could require a corresponding charge to earnings. We actively manage our inventory levels to minimize the risk of loss and have consistently achieved a relatively high level of inventory turnover.

Valuation of Goodwill and Intangible Assets
We are required to test goodwill for impairment at least annually and between annual tests if events occur or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. We have elected to perform our annual tests for indications of goodwill impairment during the fourth quarter of each fiscal year. Based on future expected cash flows, we test for goodwill impairment at the consolidated level, as we have only a single reporting unit. The goodwill impairment analysis is a two-step test. The first step, used to identify potential impairment, involves comparing our estimated fair value to our carrying value, including goodwill. If our estimated fair value exceeds our carrying value, goodwill is considered not to be impaired. If the carrying value exceeds estimated fair value, there is an indication of potential impairment and the second step is performed to measure the amount of impairment. If required, the second step involves calculating an implied fair value of our goodwill. The implied fair value of goodwill is determined in a manner similar to the amount of goodwill calculated in a business combination, by measuring the excess of the estimated fair value, as determined in the first step, over the aggregate estimated fair values of the individual assets, liabilities and identifiable intangibles as if we were being acquired in a business combination. If the implied fair value of our goodwill exceeds the carrying value of our goodwill, there is no impairment. If the carrying value of our goodwill exceeds the implied fair value of our goodwill, an impairment charge is recorded for the excess.

In accordance with the aggregation criteria of ASC 280-10-50-11, we evaluate our goodwill on a consolidated basis using a discounted cash flow model, in which the key assumption is the projection of future earnings and cash flow. Any material adverse change in our business or operations could have a negative effect on our valuation and thus cause an impairment of our goodwill. As of December 24, 2010, our annual assessment indicated that we are not at risk of failing step one of the goodwill impairment test and no impairment of goodwill existed, as our fair value exceeded our carrying value. Total goodwill as of December 24, 2010 and December 25, 2009 was $11.5 million and $9.4 million, respectively.

Intangible assets with finite lives are tested for impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Cash flows expected to be generated by the related assets are estimated over the assets’ useful lives based on updated projections. If the evaluation indicates that the carrying amount of the asset may not be recoverable, the potential impairment is measured based on a projected discounted cash flow model. There have been no events or changes in circumstances during 2010 indicating that the carrying value of our finite-lived intangible assets are not recoverable. Total finite-lived intangible assets as of December 24, 2010 and December 25, 2009 were $0.6 million and $0.1 million, respectively.

The assessment of the recoverability of goodwill and intangible assets will be impacted if estimated future cash flows are not achieved.

Vendor Rebates and Other Promotional Incentives
We participate in various rebate and promotional incentives with our suppliers, including volume and growth rebates, annual incentives and promotional programs. In accounting for vendor rebates, we follow the guidance in Accounting Standards Codification, or ASC, 605-50 (Emerging Issues Task Force, or EITF, No. 02-16, Accounting by a Customer (Including a Reseller) for Certain Consideration Received from a Vendor and EITF No. 03-10, Application of Issue No. 02-16 by Resellers to Sales Incentives Offered to Consumers by Manufacturers).

We generally record consideration received under these incentives as a reduction of cost of goods sold; however, in certain circumstances, we record marketing-related consideration as a reduction of marketing costs incurred. We may receive consideration in the form of cash and/or invoice deductions.

We record consideration that we receive for incentives volume and growth rebates and annual incentives as a reduction of cost of goods sold. We systematically and rationally allocate the consideration for those incentives to each of the underlying transactions that results in progress by us toward earning the incentives. If the incentives are not probable and reasonably estimable, we record the incentives as the underlying objectives or milestones are achieved. We record annual incentives when we earn them, generally over the agreement period. We record consideration received to promote and sell the supplier’s products as a reduction of our costs, as the consideration is typically a reimbursement of costs incurred by us. If we received consideration from the suppliers in excess of our costs, we record any excess as a reduction of cost of goods sold.

Management has discussed the development and selection of these critical accounting policies with our board of directors, and the board of directors has reviewed the above disclosure. Our financial statements contained other items that require estimation, but are not as critical as those discussed above. These other items include our calculations for bonus accruals, depreciation and amortization. Changes in estimates and assumptions used in these and other items could have an effect on our consolidated financial statements.

Results of Operations

The following table presents, for the periods indicated, certain income and expense items expressed as a percentage of net sales:

	FISCAL YEAR ENDED			THREE MONTHS ENDED
	DECEMBER 24,	DECEMBER 25,	DECEMBER 26,	MARCH 25,	MARCH 26,
	2010	2009	2008	2011	2010

Net sales	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of sales	74.0%	73.7%	75.0%	73.5%	74.3%

Gross profit	26.0%	26.3%	25.0%	26.5%	25.7%

Operating expenses	19.4%	21.4%	21.4%	20.4%	21.4%

Operating income	6.5%	4.9%	3.6%	6.1%	4.3%

Other expense (income):
Interest expense	1.2%	1.0%	1.1%	4.1%	0.9%
(Gain)/loss on fluctuation of interest rate swap	(0.3)%	(0.2)%	0.4%	(0.1)%	(0.3)%

Total other expense	0.9%	0.8%	1.5%	4.0%	0.6%

Income before income taxes	5.6%	4.1%	2.0%*	2.0%	3.7%
Provision for income taxes	0.8%	0.8%	1.2%	0.8%	1.5%

Net income	4.8%	3.3%	0.8%	1.2%	2.2%

*	Total reflects rounding

Three Months Ended March 25, 2011 Compared to Three Months Ended March 26, 2010

Net Sales

Our net sales for the quarter ended March 25, 2011 increased approximately 18.8%, or $13.2 million, to $83.2 million from $70.0 million for the quarter ended March 26, 2010. The increase in net sales was principally the result of increased case volume as well as increased revenue per case, reflecting the impact of food cost inflation and changes in product mix which together we estimate contributed approximately 4.9% of our 18.8% of net sales improvement in the first quarter of 2011. The product categories most impacted by inflation were dairy, meat, seafood and oils. Our increase in net sales also included approximately $2.1 million of net sales related to our Florida operation which we acquired in June 2010.

Gross Profit

Gross profit increased approximately 22.5%, or $4.1 million, to $22.0 million for the quarter ended March 25, 2011, from $18.0 million for the quarter ended March 26, 2010. Our gross profit as a percentage of net sales was 26.5% for the quarter ended March 25, 2011 as compared to 25.7% for the quarter ended March 26, 2010. The increase in gross profit as a percentage of net sales reflects the 37 basis point improvement resulting from our recording of $0.3 million of mark-to-market gain associated with our Eurodollar collar that we entered into in the first quarter of fiscal 2011 as a hedge against imported products denominated, and paid for, in Euros, as well as the positive impact of the results of our Florida operation along with improved margins on our sales of meat driven by a shift in customer and product mix.

Operating Expenses

Total operating expenses increased by approximately 13.5%, or $2.0 million, to $17.0 million for the quarter ended March 25, 2011, from $15.0 million for the quarter ended March 26, 2010. The increase in total operating expenses was primarily due to higher sales volume and the acquisition of our Florida operation. The increase in our salary and benefit costs represented $1.5 million, or approximately 72% of the year over year increase. The remaining increase was comprised of $0.5 million of higher delivery costs, along with slight increases in warehouse costs and travel and entertainment.

As a percentage of net sales, total operating expenses decreased to approximately 20.4% for the quarter ended March 25, 2011, from approximately 21.4% for the quarter ended March 26, 2010. The decrease in total operating expenses as a percentage of net sales was primarily attributable to our higher sales levels as well as expense control programs across our organization.

Operating Income

Operating income increased approximately 67.0% to $5.1 million for the quarter ended March 25, 2011, as compared to $3.0 million for the quarter ended March 26, 2010. This increase is reflective of higher sales levels, improved gross profit margins and continued efforts in controlling costs, which although higher on an absolute basis were lower as a percentage of net sales for the first quarter of 2011 as compared to the comparable period in 2010.

Other Expense (Income)

Total other expense (income) increased $2.9 million to $3.4 million for the quarter ended March 25, 2011, from $0.4 million for the quarter ended March 26, 2010. This increase was attributable to the increase in interest expense for the quarter ended March 25, 2011 to $3.2 million from $0.6 million for the quarter ended March 26, 2010. This increase was primarily caused by the significant increase in our total indebtedness and debt service costs beginning in the fourth quarter of 2010 as we financed the redemption of all of our outstanding class A units held by BGCP and another investor with borrowings under our senior secured notes and senior secured credit facilities.

Provision for Income Taxes

Our effective income tax rate was 39.5% and 40.6% for the quarters ended March 25, 2011 and March 26, 2010, respectively.

Net Income

Reflecting the factors described above, net income decreased $0.5 million to $1.0 million for the quarter ended March 25, 2011, compared to $1.5 million for the quarter ended March 26, 2010.

Fiscal Year Ended December 24, 2010 Compared to Fiscal Year Ended December 25, 2009

Net Sales
During fiscal 2010, we began to see steady improvement in our net sales and a reduction in the volatility of net sales, as compared to what we experienced throughout our 2009 fiscal year. Our net sales for the fiscal year ended December 24, 2010 increased approximately 21.8%, or $59.0 million, to $330.1 million from $271.1 million for the year ended December 25, 2009. This increase was primarily due to organic growth (sales growth excluding the impact of acquisitions) of $50.7 million. Our organic growth was due primarily to increased item penetration to existing customers, as well as the success of our customer acquisition strategy, that resulted in 49% and 51% of the increase in net sales, respectively. Our improvement in net sales also reflected year-over-year improvement in economic conditions.

Gross Profit
Our gross profit increased approximately 20.3%, or $14.5 million, to $85.8 million for the year ended December 24, 2010, from $71.3 million for the year ended December 25, 2009. Our gross profit as a percentage of net sales was 26.0% for the year ended December 24, 2010, and 26.3% for the year ended December 25, 2009. The decline in gross profit as a percentage of net sales is primarily due to the change in the mix of net sales during fiscal 2010 compared to fiscal 2009. Given our wide selection of product categories, as well as the continuous introduction of new products, we can experience shifts in product sales mix that have an impact on net sales. This mix shift is most significantly impacted by the introduction of new categories of products in markets that we have more recently entered, as well as the continued growth in item penetration on higher velocity items such as dairy products. Most significantly, our gross profit margin was negatively impacted by the increase in the amount of dairy products we sold in fiscal 2010 as dairy products are traditionally a lower margin product for us. Dairy products accounted for 10.0% of our net sales in 2010, up from 9.0% of our net sales in 2009. Our gross profit margin in 2010 was also negatively impacted by a combined 120 basis points due to margin pressure in our cheese and oil product categories. Gross profit as a percentage of net sales during the year ended December 24, 2010, was largely unaffected by commodity price fluctuation, as food prices were stable versus 2009.

Operating Expenses
Our total operating expenses increased approximately 10.7%, or $6.2 million, to $64.2 million for the year end December 24, 2010, from $58.0 million for the year ended December 25, 2009. The increase in total operating costs was primarily due to higher sales volume and the acquisition of Culinaire Specialty Foods. The increase in our salary and benefit costs represented $5.4 million, or 87%, of the year-over-year increase. The remaining increase was comprised of $0.4 million of higher delivery costs, $0.3 million of higher IT consulting costs and $0.1 million of higher other operating costs, net of a reduction in bad debt expense of $0.4 million.

As a percentage of net sales, total operating expenses decreased to approximately 19.4% for the year ended December 24, 2010, from approximately 21.4% for the year ended December 25, 2009. The decrease in total operating expenses as a percentage of net sales was primarily attributable to our higher level of sales, as well as expense control programs across our organization. We were also able to manage our fuel costs despite rising prices by updating and revising existing routes to reduce miles traveled, reducing idle times and other similar measures.

Operating Income
Operating income increased 61.8% from $13.3 million in fiscal 2009 to $21.6 million in fiscal 2010, reflecting not only increasing sales but also our efforts at controlling costs throughout fiscal 2009 and 2010.

Other Expense (Income)
Total other expense (income) increased $1.0 million to $3.1 million for the year ended December 24, 2010, from $2.2 million for the year ended December 25, 2009. This increase in total other expense (income) is attributable to the increase in interest expense for the year ended December 24, 2010 to $4.0 million from $2.8 million in the year ended December 25, 2009, which occurred primarily because our debt level increased significantly in the fourth quarter of fiscal 2010 as we financed our redemption of all of our outstanding Class A units which were held by BGCP and another investor.

Provision for Income Taxes
Our effective income tax rate was 13.9% and 19.8% for the years ended December 24, 2010 and December 25, 2009, respectively. The decrease in the effective rate was the result of the company and each of its operating subsidiaries that are limited liability companies electing to be taxed as corporations starting in October of 2010. In doing so, we recorded significant deferred tax assets, thus lowering the current tax provision. Our effective income tax rate will increase following this offering as a result of our conversion from a limited liability company to a corporation, as described above. Based on current enacted tax rates, which could change, we expect our effective tax rate for fiscal 2011 to approximate 39%.

Net Income
Reflecting the factors described in more detail above, net income increased $6.9 million to $15.9 million for the year ended December 24, 2010, compared to $9.0 million for the year ended December 25, 2009.

Fiscal Year Ended December 25, 2009 Compared to Fiscal Year Ended December 26, 2008

Net Sales
Our net sales for the fiscal year ended December 25, 2009 decreased approximately 3.7%, or $10.6 million, to $271.1 million from $281.7 million for the year ended December 26, 2008. This decrease was primarily the result of lower volume due to weak economic conditions which adversely affected our customers’ businesses. The decline in sales was also attributable to the stabilization of commodity prices in 2009, as the dollar amount of our sales in 2009 did not increase significantly because of inflation compared to the significant impact of inflation on food prices in 2008.

Gross Profit
Our gross profit increased approximately 1.4%, or $1.0 million, to $71.3 million for the year ended December 24, 2010, from $70.3 million for the year ended December 25, 2009. Our gross profit as a percentage of net sales was 26.3% for the year ended December 25, 2009 compared to 25.0% for the year ended December 26, 2008. The increase in gross profit as a percentage of net sales is primarily due to the stabilization in food and commodity prices in 2009.

Operating Expenses
Our total operating expenses decreased approximately 3.9% or $2.3 million, to $58.0 million for the year ended December 25, 2009, from $60.3 million for the year ended December 26, 2008. For comparable facilities, we reduced operating costs by $3.7 million, or slightly over 6.1%. We incurred additional operating costs throughout fiscal year 2009 of approximately $1.4 million related to acquisitions. The decrease in total operating costs was primarily due to cost cuts made during the fourth quarter of 2008 through the first half of fiscal 2009. The removal of salary and benefit costs represented $1 million, or 43%, of the year-over-year decrease. This reduction is net of a $1.6 million increase in annual incentive and retention compensation as well as $745,000 in management severance costs. Reductions in selling, general and administrative costs represented $1.0 million, or 48%, of the year-over-year decrease while the remaining decrease was comprised of reductions in distribution costs of approximately $0.2 million.

Operating Income
Operating income increased from $10.0 million in fiscal 2008 to $13.3 million in fiscal 2009. As a percentage of sales, operating income increased significantly from 3.6% in fiscal 2008 to 4.9% in fiscal 2009. The increase reflects our ability to improve our gross profit during a period of stable commodity prices and our intense focus on controlling costs during the challenging economic environment in 2009.

Other Expense (Income)
Interest expense declined from $3.2 million in fiscal 2008 to $2.8 million in fiscal 2009, reflecting our efforts to improve working capital utilization by focusing on better collection of receivables and maintaining more efficient inventory levels, which in each case allowed us to reduce our level of indebtedness. The fluctuation of the market value of our interest rate swap changed from an expense of $1.1 million in fiscal 2008 to a gain of $0.7 million in 2009, as the term of the interest rate swap neared its conclusion at the beginning of 2011.

Provision for Income Taxes
Our effective income tax rate was 19.8% and 61.1% for the years ended December 25, 2009 and December 26, 2008, respectively. The decrease in the effective income tax rate for the year ended December 25, 2009 is primarily due to the allocation of administrative costs between our corporate subsidiary and our limited liability company subsidiaries, as well as the recognition of a 2008 empire zone tax credit from the State of New York in 2009, which was repealed in 2008 and subsequently reinstated in 2009.

Net Income
Reflecting the factors described in more detail above, net income increased $6.8 million to $9.0 million, for the year ended December 25, 2009, compared to $2.2 million, for the year ended December 26, 2008.

Liquidity and Capital Resources

We finance our day-to-day operations and growth primarily with cash flows from operations, borrowings under our existing senior secured credit facilities, operating leases, trade payables and bank indebtedness. In addition, from time to time we may issue equity and debt securities to finance our operations and acquisitions. We believe that our cash on hand and available credit through our existing revolving credit facility as discussed below is sufficient for our operations and planned capital expenditures over the next twelve months.

On October 22, 2010, we redeemed all authorized and then outstanding Class A units (which were held by third party investors) for a redemption price of $68.3 million. The redemption price, which was calculated in accordance with our Amended and Restated Limited Liability Company Agreement, was based on a total valuation of the company at an agreed upon multiple of projected EBITDA less total indebtedness, with the Class A unit holders being allocated the first $45.8 million of such amount based on the carrying amount of those units and then being allocated, along with our other members, their pro rata share of the remaining value as a deemed dividend. The redemption resulted in our founders, management and employees increasing their ownership interest in us from 68.5% to 100%. The capital structure described in this section reflects borrowings made to finance the redemption.

On April 15, 2010, we entered into a term loan and revolving credit facility (the “Credit Agreement”). The term loan commitment was in the amount of $7.5 million, while the revolving credit facility provided us with up to $37.5 million in borrowing capacity. Upon the redemption of Class A units on October 22, 2010, the $7.5 million term note was paid in full and the credit facility was amended to provide us with up to $25.0 million in revolving borrowing capacity. The amended Credit Agreement matures on October 22, 2013. Borrowings under the Credit Agreement bear interest, at our option, at the CB Floating Rate (defined as the Administrative Agent’s prime rate, never to be less than the adjusted one-month London Interbank Offered Rate, or LIBOR, plus applicable rate), or LIBOR plus applicable rate. The applicable rate is contingent upon our leverage ratio. As of December 24, 2010, the CB Floating applicable rate was 1.25% and the LIBOR applicable rate was 3.25%. The Credit Agreement also provides for an annual fee of 0.25% of unused commitments. The Credit Agreement requires the maintenance of certain financial ratios, as described in the Credit Agreement, and contains customary events of default. Balances outstanding under our existing senior secured credit facilities are secured by our receivables and inventory. As of December 24, 2010 and March 25, 2011, we had approximately $12.2 million and $9.7 million, respectively, of borrowings outstanding under our existing revolving credit facility, which generally reduce our available borrowing capacity under our revolving credit facility on a dollar for dollar basis. Therefore, our resulting remaining availability under our existing revolving credit facility was approximately $12.8 million and $15.2 million as of December 24, 2010 and March 25, 2011, respectively. Subsequent to March 25, 2011, we borrowed approximately $8.9 million to finance our acquisition on June 24, 2011 of certain of the assets of Harry Wils & Co.

On October 22, 2010, we entered into a $75.0 million second lien term note (the “Term Loan Agreement”). This Term Loan Agreement requires principal payments of $5.0 million by the end of the third fiscal quarter of 2011, an additional $6.0 million by the end of the third fiscal quarter of 2012 and an additional $7.0 million by the end of the third fiscal quarter of 2013. Two additional principal payments are due in $1,750,000 installments, with the first installment due at the end of fiscal year 2013 and the second installment due at the end of the first fiscal quarter of 2014. The remaining outstanding principal amount is due at maturity, on April 23, 2014. Borrowings under the facility bear interest at our option of ABR Loan (defined as the greater of the Federal funds rate, the adjusted one-month LIBOR rate or 3%) plus 8% or LIBOR plus 9%, with LIBOR having a floor of 2%. The Term Loan Agreement requires the maintenance of certain financial ratios, as described in the Term Loan Agreement, and contains customary events of default. Balances outstanding under the Term Loan Agreement are secured by a second lien on trade receivables and inventory, as well as a first lien on all of our other assets.

On October 22, 2010, we issued $15.0 million in senior subordinated notes due October 22, 2014 (the “PIK Notes”). Pursuant to the terms of a note purchase agreement dated as of that date (the “Note Purchase Agreement”), the PIK Notes bear interest at 20% and accrete interest every six months. The PIK Notes require the maintenance of certain financial ratios, as described in the Note Purchase Agreement, and contain customary events of default.

Borrowings under the Term Loan Agreement and the PIK Notes were used to finance the Class A unit redemption, repay debt and pay related fees and expenses. We intend to use the proceeds of this offering, together with borrowings under our new senior secured credit facilities, to redeem or repurchase all of the PIK Notes and to repay all of the principal and interest outstanding under our existing senior secured credit facilities. For a description of our new senior secured credit facilities, see the information under the caption “Description of Our Indebtedness — New Senior Secured Credit Facilities.”

In 2006, we entered into an interest rate swap agreement which expired in January 2011. This interest rate swap agreement had an initial notional amount of $21.8 million and called for us to pay interest at a fixed rate of 4.86% while receiving interest for the same period at one-month LIBOR on the same notional principal amount. The swap was entered into as a hedge against LIBOR movements on variable rate indebtedness totaling over $36.5 million at LIBOR plus a spread based upon our attainment of certain financial ratios. One-month LIBOR was 0.2615% as of March 25, 2011. The swap agreement did not qualify for hedge accounting under Accounting Standards Codification, or ASC, 815, Derivatives and Hedging.

Our capital expenditures, excluding cash paid for acquisitions, for the 2010 fiscal year were $1.1 million. Our capital expenditures for the quarter ended March 25, 2011 were $389,000. We believe that our capital expenditures, excluding cash paid for acquisitions, for fiscal 2011 will be between $1.0 million and $2.0 million and for fiscal 2012 will be between $7.5 million and $9.0 million. We expect to finance these requirements with cash generated from operations and borrowings under our revolving credit facility. Our planned capital projects will provide both new and expanded facilities and improvement to our technology that we believe will produce increased efficiency and the capacity to continue to support the growth of our customer base. Future investments and acquisitions will be financed through either internally generated cash flow, borrowings under our new senior secured credit facilities negotiated at the time of the potential acquisition or issuance of our common stock.

Net cash provided by operations was $13.5 million for the year ended December 24, 2010, an increase of $1.6 million from the $11.9 million provided by operations for the year ended December 25, 2009. The primary reasons for the change was the $6.9 million increase in net income offset by an increase of $0.7 million in working capital and a $2.5 million increase in deferred tax assets. The increase in working capital was principally the result of an increase in trade and other accounts receivable of $5.4 million, an increase of $0.7 million in prepaid expenses and other assets, an increase of $0.5 million in inventory levels, offset by a $4.7 million increase in trade payables and other accrued liabilities, as well as a $0.2 million increase in income and sales tax payable, while the increase in the deferred tax assets resulted principally from our limited liability company subsidiaries electing to be taxed as “C-corporations” prior to our redemption of the class A units in October 2010. Net cash provided by operations was $11.9 million for the year ended December 25, 2009, an increase of $10.3 million from the $1.6 million provided by operating activities for the year ended December 26, 2008. The increase in net cash provided by operating activities was primarily the result of a $6.8 million increase in net income over fiscal 2008, together with no significant change in working capital. In 2008 working capital increased by $3.1 million, which was driven by a significant reduction in trade payables. Net cash provided by operations of $1.6 million for the year ended December 26, 2008 was the result of slightly lower levels of net income and a $3.2 million increase in working capital resulting from a $6.1 million reduction in accounts payable and accrued liabilities reflecting management’s decision to pay suppliers more timely, offset by a $2.5 million decrease in inventory levels and a $2.4 million decrease in trade accounts receivable.

Net cash provided by operations was $3.1 million for the quarter ended March 25, 2011, an increase of $0.6 million from the $2.5 million provided by operations for the quarter ended March 26, 2010. The increase was driven by higher net income taking into account non-cash items such as amortization of original issue discount as well as PIK interest on our senior subordinated notes.

Net cash used in investing activities remained flat year-over-year, with $4.9 million used in fiscal 2010 and $4.8 million used in fiscal 2009. The largest component of cash used in investing activities in each of fiscal 2009 and fiscal 2010 was cash paid for acquisitions. We expect that our cash paid for acquisitions will be higher in fiscal 2011 than fiscal 2010 as a result of our acquisition of certain assets of Harry Wils & Co. Net cash used in investing activities was $5.8 million for the year ended December 26, 2008. The decrease in the fiscal 2009 compared to the fiscal 2008 was primarily due to lower capital expenditures.

Net cash used in investing activities was $0.4 million for the quarter ended March 25, 2011, a decrease of $0.1 million from the $0.5 million used in investing activities for the quarter ended March 26, 2010. The decrease was primarily due to lower capital expenditures in the quarter ended March 25, 2011, as well as the fact that we did not redeem any of our class C units in the first quarter of 2011 as we had in the first quarter of 2010.

Net cash used in financing activities also remained relatively flat year-over-year despite significant movements between debt and equity. We used $7.6 million in fiscal 2010 and $7.8 million in fiscal 2009. We incurred net borrowings of approximately $68.8 million during fiscal 2010 that were used for the redemption of our Class A units ($68.3 million) and the associated fees to obtain the financing. Net cash provided by financing activities was $3.6 million for the year ended December 26, 2008, primarily due to financing related to an acquisition, partially offset by repayments on long-term debt. For a description of our new senior secured credit facilities which we expect to enter into in connection with the consummation of this offering, see the information under the caption “Description of Our Indebtedness — New Senior Secured Credit Facilities.”

Net cash used in financing activities was $3.9 million for the quarter ended March 25, 2011, an increase of $2.3 million from the $1.5 million used in financing activities for the quarter ended March 26, 2010. This increase was the result of $0.7 million of higher payments under our Term Loan Agreement as well as an increase of $1.7 million in payments applied to the revolver portion of our Credit Agreement. The increase in payments under the revolver portion of our Credit Agreement was funded by higher cash provided by operations, a decrease in the amount of cash used in investing activities as well as a decrease in cash on hand of $1.1 million.

Commitments and Contingencies

The following schedule summarizes our contractual obligations and commercial commitments as of December 24, 2010:

	PAYMENTS DUE BY PERIOD
		LESS THAN		1-3	3-5
	TOTAL	ONE YEAR		YEARS	YEARS	THEREAFTER
	(In thousands)

Inventory purchase commitments	$5,576	$5,576		$—	$—	$—
Indebtedness (1)	$99,525	$16,945	(2)	$12,010	$70,570	$—
Long-term non-capitalized leases	$23,373	$6,674		$10,082	$5,272	$1,345

Total	$128,474	$29,195	(2)	$22,092	$75,842	$1,345

(1)	For a description of the reduction in our indebtedness that will result from this offering, see “Use of Proceeds” and “Capitalization.”

(2)	Reflects the inclusion of $12.2 million of borrowings under our senior secured revolving credit facility which are included within the current portion of long-term debt on our balance sheet despite not being due until October 22, 2013.

The indebtedness and non-capitalized lease obligations shown above exclude interest payments due. A portion of the indebtedness obligations shown reflect the expiration of the credit facility, not necessarily the underlying individual borrowings. In addition, cash to be paid for income taxes is excluded from the table above.

One of our subsidiaries, Dairyland USA Corporation, subleases one of its distribution centers from an entity controlled by our founders, The Chefs’ Warehouse Leasing Co., LLC. The Chefs’ Warehouse Leasing Co., LLC leases the distribution center from the New York City Industrial Development Agency. In connection with this sublease arrangement, Dairyland USA Corporation and two of our other subsidiaries are required to act as guarantors of The Chefs’ Warehouse Leasing Co., LLC’s mortgage obligation on the distribution center. The mortgage payoff date is December 2029 and the potential obligation under this guarantee totaled $11.7 million at March 25, 2011. The

Chefs’ Warehouse Leasing Co., LLC has the ability to opt out of its lease agreement with the New York City Industrial Development Agency by giving 60 days’ notice. This action would cause the concurrent reduction in the term of the sublease with Dairyland USA Corporation to December 2014.

We had outstanding letters of credit of approximately $120,000 at both December 24, 2010 and March 25, 2011.

All of our assets are pledged as collateral to secure our borrowings under our senior secured credit facilities.

Seasonality

Generally, we do not experience any material seasonality. However, our sales and operating results may vary from quarter to quarter due to factors such as changes in our operating expenses, management’s ability to execute our operating and growth strategies, personnel changes, demand for natural products, supply shortages and general economic conditions.

Inflation

Our profitability is dependent, among other things, on our ability to anticipate and react to changes in the costs of key operating resources, including food and other raw materials, labor, energy and other supplies and services. Substantial increases in costs and expenses could impact our operating results to the extent that such increases cannot be passed along to our customers. The impact of inflation on food, labor, energy and occupancy costs can significantly affect the profitability of our operations.

Recently Issued Financial Accounting Standards

In December 2007, the Financial Accounting Standards Board, or FASB, issued ASC 805, Business Combinations (“ASC 805”). ASC 805 continues to require the purchase method of accounting for business combinations and the identification and recognition of intangible assets separately from goodwill. ASC 805 requires the buyer to, among other things: (1) account for the fair value of assets and liabilities acquired as of the acquisition date (i.e., a “fair value” model rather than a “cost allocation” model); (2) expense acquisition-related costs; (3) recognize assets or liabilities assumed arising from contractual contingencies at the acquisition date using acquisition-date fair values; (4) recognize goodwill as the excess of the consideration transferred plus the fair value of any non-controlling interest over the acquisition-date fair value of net assets acquired; (5) recognize at acquisition any contingent consideration using acquisition-date fair values (i.e., fair value earn-outs in the initial accounting for the acquisition); and (6) eliminate the recognition of liabilities for restructuring costs expected to be incurred as a result of the business combination. ASC 805 also defines a “bargain” purchase as a business combination where the total acquisition-date fair value of the identifiable net assets acquired exceeds the fair value of the consideration transferred plus the fair value of any non-controlling interest. Under this circumstance, the buyer is required to recognize such excess (formerly referred to as “negative goodwill”) in earnings as a gain. In addition, if the buyer determines that some or all of its previously booked deferred tax valuation allowance is no longer needed as a result of the business combination, ASC 805 requires that the reduction or elimination of the valuation allowance be accounted as a reduction of income tax expense. ASC 805 is effective for fiscal years beginning on or after December 15, 2008. We have applied ASC 805 to the acquisitions consummated after December 26, 2008, described herein and will apply ASC 805 to any future acquisitions.

In December 2007, the FASB issued ASC 810, Consolidation. This statement establishes accounting and reporting standards for the non-controlling interest in a subsidiary and for the deconsolidation of a subsidiary. This statement is effective for fiscal years beginning on or after December 15, 2008. The adoption of ASC 810 did not have a material effect on our consolidated financial statements.

In April 2008, the FASB issued ASC 350-30, Determination of the Useful Life of Intangible Assets. ASC 350-30 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under ASC 350, Intangibles — Goodwill and Other. The intent of ASC 350-30 is to improve the consistency between the useful life of a recognized intangible asset and the period of expected cash flows used to measure the fair value of the asset. ASC 350-30 is effective for fiscal years beginning after December 15, 2008 and interim periods within those fiscal years. The adoption of ASC 350-30 did not have a material effect on our consolidated financial statements.

In June 2008, the FASB issued ASC 260-10, Determining Whether Instruments Granted in Share-Based Payment Transactions are Participating Securities. ASC 260-10 provides that unvested share-based payment awards that contain non-forfeitable rights to dividends or dividend equivalents (whether paid or unpaid) are participating securities and shall be included in the computation of earnings per share pursuant to the two-class method. ASC 260-10 is effective for financial statements issued for fiscal years beginning after December 15, 2008 and interim periods within those years. ASC 260-10 requires that all earnings per share data presented for prior periods be adjusted retrospectively (including interim financial statements, summaries of earnings and selected financial data) to conform. The adoption of ASC 260-10 did not have a material effect on our consolidated financial statements in the periods presented.

Quantitative and Qualitative Disclosures About Market Risk

Interest Rate Risk
We are subject to interest rate risk in connection with our borrowings under our existing senior secured credit facilities, which provide for (i) a $75.0 million term loan facility and (ii) a revolving credit facility under which we may borrow up to $25.0 million (including a sublimit cap of up to $1.0 million for letters of credit and up to $5.0 million for swing-line loans). As of December 24, 2010 and March 25, 2011, approximately $86.0 and $82.2 million, respectively, of principal amount of loans were outstanding under our existing senior secured credit facilities. Borrowings under our existing term loan facility bear interest, at our option, at a rate equal to the greater of the federal funds rate, the adjusted one month London Interbank Offered Rate, or LIBOR, or 3%, in each case plus 8%, or LIBOR plus 9%, with LIBOR having a 2% floor. Borrowings under our existing revolving credit facility bear interest, at our option, at a rate per annum based on the administrative agents’ prime rate, plus a margin of up to 1.25%, or LIBOR, plus a margin of up to 3.5%, with the margins determined by certain financial ratios. Floating rate debt, like our senior secured credit facilities, where the interest rate fluctuates periodically, exposes us to short-term changes in market interest rates.

In 2006, we entered into an interest rate swap agreement which expired in January 2011. This interest rate swap agreement had an initial notional amount of $21.8 million and called for us to pay interest at a fixed rate of 4.86% while receiving interest for the same period at one-month LIBOR on the same notional principal amount. The swap was entered into as a hedge against LIBOR movements on variable rate indebtedness totaling over $36.5 million at LIBOR plus a spread based upon our attainment of certain financial ratios. With the expiration of this interest rate swap, all of our outstanding indebtedness under our senior secured credit facilities is exposed to short-term changes in market interest rates.

Because of interest rate floors embedded in our existing senior secured credit facilities, a 100 basis-point increase in market interest rates on our existing senior secured credit facilities would result in a decrease in net earnings and cash flows of less than $0.1 million per annum, after tax, holding other variables constant.

OUR BUSINESS

Company Overview

We are a premier distributor of specialty food products in the United States. We are focused on serving the specific needs of chefs who own and/or operate some of the nation’s leading menu-driven independent restaurants, fine dining establishments, country clubs, hotels, caterers, culinary schools and specialty food stores. We believe that we have a distinct competitive advantage in serving these customers as a result of our extensive selection of distinctive and hard-to-find specialty food products, our product knowledge and our customer service.

We define specialty food products as gourmet foods and ingredients that are of the highest grade, quality or style as measured by their uniqueness, exotic origin or particular processing method. Our product portfolio includes over 11,500 SKUs and is comprised primarily of imported and domestic specialty food products, such as artisan charcuterie, specialty cheeses, unique oils and vinegars, hormone-free protein, truffles, caviar and chocolate. We also offer an extensive line of broadline food products, including cooking oils, butter, eggs, milk and flour. Our core customers are chefs, and we believe that, by offering a wide selection of both distinctive and hard-to-find specialty products, together with staple broadline food products, we are able to differentiate ourselves from larger, traditional broadline foodservice distributors, while simultaneously enabling our customers to utilize us as their primary foodservice distributor.

Founded in 1985 as Dairyland USA Corporation, a distributor of butter, eggs and select specialty food products in the New York metropolitan area, we focus our sales efforts on developing relationships with the chefs who own or operate independent restaurants, fine dining establishments, country clubs, hotels, caterers, culinary schools and specialty food stores in six of the nation’s leading culinary markets, including New York, Washington, D.C., Los Angeles, San Francisco, Las Vegas and Miami. Our more than 7,000 customer locations include many of the leading independent restaurants in each of our markets. By leveraging an experienced and sophisticated sales force of approximately 125 sales professionals, we maintain collaborative relationships with thousands of chefs while also acting as a critical marketing arm and route-to-market for many of our suppliers. Operating out of seven distribution centers and providing service six days a week in many of our service areas, we utilize our fleet of delivery trucks to fill an average of 11,000 orders weekly.

Since the formation of our predecessor in 1985, we have expanded our distribution network, product selection and customer base both organically and through acquisitions. From fiscal 2009 to fiscal 2010, net revenues, net income and EBITDA increased approximately $59.0 million, $6.9 million and $8.7 million, respectively, to $330.1 million, $15.9 million and $24.6 million, respectively. Net revenues, net income and EBITDA for the three months ended March 25, 2011 were $83.2 million, $1.0 million and $5.5 million, respectively, increases/(decreases) of $13.2 million, $(0.5) million and $1.8 million, respectively, over the comparable period in fiscal 2010. The decline in net income for the three months ended March 25, 2011 was a result of higher interest expense incurred as a result of a refinancing transaction completed in October 2010. Pro forma net income for fiscal 2010 and the three months ended March 25, 2011 was $12.0 million and $2.8 million, respectively. See footnote 3 to the Summary Consolidated Financial Data for a reconciliation of EBITDA to adjusted EBITDA and the information under the caption “Unaudited Pro Forma Condensed Consolidated Financial Statements” beginning on page F-21 for the calculation of pro forma net income for fiscal 2010 and the three months ended March 25, 2011. During these periods and in prior years, our sales to both new and existing customers have increased as a result of an increase in the breadth and depth of our product portfolio, our commitment to customer service, the efforts of our experienced and sophisticated sales professionals, the increased use of technology in the operations and management of our business and our ongoing consolidation of the fragmented specialty foodservice distribution industry, including acquisitions in San Francisco, Washington, D.C., Miami and New York City since 2007.

Competitive Strengths

We believe that, during our 26-year history, we have achieved, developed and/or refined the following strengths which provide us with a distinct competitive position in the foodservice distribution industry and also the opportunity to achieve superior margins relative to most large broadline foodservice distributors:

Leading Distributor of Specialty Food Products in Many of the Key Culinary Markets.  Based on our management’s industry knowledge and experience, we believe we are the largest distributor of specialty food products in the New

York, Washington, D.C., San Francisco and Los Angeles metro markets as measured by net sales. We believe these markets, along with a number of other markets we serve, including Las Vegas, Miami, Philadelphia, Boston and Napa Valley, create and set the culinary trends for the rest of the United States and provide us with valuable insight into the latest culinary and menu practices. Furthermore, we believe our established relationships with many of the top chefs, culinary schools and dining establishments in these key culinary markets have benefited us when we entered into new markets where we believe that chefs at our potential customers were generally knowledgeable of our brand and commitment to quality and excellence from their experience working in other markets which we serve or through their personal relationships throughout the culinary industry.

Expansive Product Offering.  We offer an extensive portfolio of high-quality specialty food products, ranging from basic ingredients and staples, such as milk and flour, to delicacies and specialty ingredients sourced from North America, Europe, Asia and South America, which we believe helps our customers distinguish their menu items. According to Mintel Group Ltd., the average specialty food distributor carries only 1,609 SKUs. In comparison, we carry more than 11,500 SKUs, including approximately 7,000 that are in-stock every day, and we constantly evaluate our portfolio and introduce new products to address regional trends and preferences and ensure that we are on the leading edge of broader culinary trends. Through our importing division, we provide our customers with access to a portfolio of exclusive items, including regional olive oils, truffles and charcuterie from Italy, Spain, France and other Mediterranean countries. In addition, and as evidence of our commitment to aid our customers in creating unique and innovative menu items, we regularly utilize our sourcing relationships and industry insights to procure additional products that we do not regularly carry but that our customers specifically request. We believe that the breadth and depth of our product portfolio facilitates our customers’ ability to distinguish and enhance their menu offerings and differentiates us from larger traditional broadline foodservice distributors. For example, we provide a selection of more than 125 different varieties of olive oil, while large broadline foodservice distributors only carry, on average, 5-10 types of olive oil.

In addition, we carry numerous gourmet brands, and at the same time, we also seek to maximize product contribution through the sale of our proprietary brands, which we offer in a number of staple products, including bulk olive oil, Italian grating cheeses and butter. We believe that our ability to offer simultaneously high-quality specialty foods and ingredients and more traditional broadline staple food products provides our customers with foodservice distribution solutions that are efficient and cost effective.

Critical Route-to-Market for Specialty Food Suppliers.  We currently distribute products from more than 1,000 different suppliers, with no single supplier currently representing more than 5% of our total disbursements. Our suppliers are located throughout North America, Europe, Asia and South America and include numerous small, family-owned entities and artisanal food producers. We are the largest customer for many of our suppliers. As a result, our experienced and sophisticated sales professionals, customer relationships and distribution platform are critical to these suppliers’ route-to-market, which provides us with greater leverage in our relationships with the suppliers and also enables us to offer a wide range of products on an exclusive basis.

Expanding Base of Premier Customer Relationships.  Our breadth and depth of product offerings coupled with our highly regarded customer service has allowed us to develop and retain a loyal customer base that is comprised of chefs who own or work at more than 7,000 of the nation’s leading menu-driven independent restaurants, fine dining establishments, country clubs, hotels, caterers, culinary schools and specialty food stores. By offering an extensive portfolio of specialty food products, many of which are in-stock every day, as well as many staple broadline food products, we have the ability to serve as our customers’ primary foodservice distributor. Our focus on product selection, product knowledge and customer service has rewarded us with a number of long-term customer relationships, which often begin when chefs are introduced to us while attending the nation’s leading culinary schools, including The Culinary Institute of America and The French Culinary Institute, both of which have been customers of ours for more than five years. In a continuous effort to capture market share, we remain focused on expanding our customer base, and we enjoy no meaningful customer concentration, as we serve multiple geographic markets and our top 10 customers accounted for less than 10% of total net revenue for the year ended December 24, 2010.

Collaborative Professional and Educational Relationships with our Customers.  We employ a sophisticated and experienced sales force of approximately 125 sales professionals, the majority of whom have formal culinary training, degrees in the culinary arts or prior experience working in the culinary industry. Equipped with advanced culinary and industry knowledge, our sales professionals seek to establish a rapport with our customers so that they can more fully understand and anticipate the needs of and offer cost-effective food product solutions to the chefs that own or operate these businesses. We believe that the specialized knowledge base of our sales professionals enables us to take a more collaborative and educational approach to selling our gourmet foods and ingredients and to further differentiate ourselves from our traditional broadline competitors.

Expertise in Logistics and Distribution.  We have built a first-class, scalable inventory management and logistics platform that enables us to efficiently fill an average of 11,000 orders each week and to profitably meet our customers’ needs for varying drop sizes, high service levels and timely delivery. Our average distribution service levels, or the percentage of in-stock items ordered by customers that were delivered by the requested date, was in excess of 99% in 2010, which we believe is among the highest rates in the foodservice distribution industry. With distribution centers located in New York, Los Angeles, San Francisco, Washington D.C., Las Vegas and Miami, we are able to leverage our geographic footprint and reduce our inbound freight costs. This scale enables us to maintain a portfolio of more than 11,500 SKUs through the operation of our sophisticated information technology, inventory management and logistics systems, which we believe allows us to provide our customers with the highest level of customer service and responsiveness in our industry.

Moreover, we have made significant investments since the beginning of 2007 to develop our information technology platform in an effort to ensure that our customers’ orders are filled and delivered efficiently and on time, usually within 12-24 hours following order placement. We employ routing and logistics planning software which we believe maximizes the number of daily deliveries that each of our trucks can make, while also allowing us to make deliveries within each of our customers’ preferred 2-3 hour time windows. We also use GPS and vehicle monitoring technology to regularly monitor the condition of our delivery trucks and measure our drivers’ performance, enabling proactive fleet maintenance, excellent customer service and improved risk management. To determine optimal inventory levels, we utilize advanced forecasting algorithms. Additionally, we currently employ an integrated warehouse management system in our New York distribution facilities to track inventory and manage working capital, and we plan to integrate this system into the remainder of our distribution facilities by the end of 2011.

Experienced and Proven Management Team.  Our senior management team has demonstrated the ability to grow the business through various economic environments. With collective experience of more than 60 years at The Chefs’ Warehouse and its predecessor, our founders and senior management are experienced operators and are passionate about our future. Our senior management team is comprised of our founders as well as experienced professionals with expertise in a wide range of functional areas, including finance, sales and marketing, information technology and human resources. We believe our management team and employee base is, and will remain, highly motivated as they will continue to own approximately 53.7% of our common stock upon consummation of this offering assuming no exercise of the over-allotment option.

Our Growth Strategies

We believe substantial organic growth opportunities exist in our current markets through increased penetration of our existing customers and the addition of new customers, and we have identified new markets that we believe also present opportunities for future expansion. Key elements of our growth strategy include the following:

Increase Penetration with Existing Customers.  We intend to sell more products to our existing customers by increasing the breadth and depth of our product selection and increasing the efficiency of our sales professionals, while at the same time continuing to provide excellent customer service. We are a data-driven and goal-oriented organization, and we are highly focused on increasing the number of unique products we distribute to each customer and our weekly gross profit contribution from each customer. Based on our management’s industry experience and our relationships and dealings with our customers, we believe we are the primary distributor of specialty food products to the majority of our customers, and we intend to maintain that position while adding to the number of customers for which we serve as their primary distributor of specialty food products.

Expand our Customer Base Within our Existing Markets.  As of December 24, 2010, we served more than 7,000 customer locations in the United States. We plan to expand our market share in the fragmented specialty food distribution industry by cultivating new customer relationships within our existing markets through the continued penetration of independent restaurants, fine dining establishments, country clubs, hotels, caterers, culinary schools and specialty food stores. We believe we have the opportunity to continue to gain market share in our existing markets by offering an extensive selection of specialty food products as well as traditional broadline staple food products through our unique, collaborative and educational sales efforts and efficient, scalable distribution solution.

Continue to Improve our Operating Margins.  As we continue to grow, we believe we can improve our operating margins by continuing to leverage our inventory management and logistics platform and our general and administrative functions to yield both improved customer service and profitability. Utilizing our fleet of delivery trucks, we fill an average of 11,000 customer orders weekly, usually within 12-24 hours of order placement. We intend to continue to offer our customers this high level of customer service while maintaining our focus on realizing efficiencies and economies of scale in purchasing, warehousing, distribution and general and administrative functions which, when combined with incremental fixed-cost leverage, we believe will lead to continued improvements in our operating margin.

Pursue Selective Acquisitions.  Throughout our 26-year history, we have successfully identified, consummated and integrated multiple new market and tuck-in acquisitions. We believe we have improved the operations and overall profitability of each acquired company by leveraging our sourcing relationships to provide an expanded product portfolio, implementing our tested sales force training techniques and metrics and installing improved warehouse management and information systems. We believe we have the opportunity to capitalize on our existing infrastructure and expertise by continuing to selectively pursue opportunistic acquisitions in order to expand the breadth of our distribution network, increase our operating efficiency and add additional products and capabilities, and as a premier specialty foodservice distributor in the United States, we believe we are well positioned to further consolidate the fragmented specialty foodservice distribution industry.

We continue to compete with several smaller local or regional competitors within each of our existing markets, and we believe some of these competitors may represent attractive tuck-in acquisition candidates. Additionally, we believe there are a number of other markets in the United States that would support our business model. Each of these markets maintains a high density of independent restaurants, fine dining establishments, country clubs, hotels, caterers, culinary schools and specialty food stores that are currently served by multiple specialty foodservice distributors, each of which we believe lacks our product selection, experienced and sophisticated sales professionals, commitment to customer service, scale and infrastructure.

Our Markets and the Customers that We Serve

We distribute our specialty food products to over 7,000 distinct customer locations from distribution centers located in our six primary markets, which include New York, Washington, D.C., San Francisco, Los Angeles, Las Vegas and Miami. We also serve customers in a number of other markets including Philadelphia, Boston and Napa Valley. We believe that these markets collectively set the culinary trends for the rest of the United States and provide us with valuable insight into the latest culinary and menu trends. We have the unique ability to service the nation’s most demanding chefs through the establishment of collaborative professional and educational relationships which allows us to anticipate the needs of and offer cost-effective food product solutions to our customers while allowing our customers to locate ingredients that will enable them to create unique and differentiated menu items. Our target customers include menu-driven independent restaurants, fine dining establishments, country clubs, hotels, caterers, culinary schools and specialty food stores. We enjoy no meaningful customer concentration as our top 10 customers accounted for less than 10% of total net revenue for our 2010 fiscal year.

Set forth below is a breakdown of the geographic markets we serve, the year we entered each market:

MARKET NAME	GEOGRAPHIES SERVED	YEAR ENTERED

New York	Boston to Atlantic City	1985
Washington, D.C.	Philadelphia to Richmond	1999
Los Angeles	Santa Barbara to San Diego	2005
San Francisco	Napa Valley to Monterey Bay	2005
Las Vegas	Las Vegas	2005
Miami	Miami	2010

Although we believe we are the largest specialty food distributor in the majority of our markets, we remain focused on expanding our existing customer base and increasing the average order size and profitability of our existing customers. We believe that we currently distribute one or more products on a weekly basis to more than 60% of our addressable market in the New York metropolitan area and between 20%-30% of our addressable market in the other markets that we serve. We define our addressable market as independent restaurants with an average entrée price of greater than $15.00 according to an online menu aggregator that provides detailed menu listings for various markets around the country.

We extend credit to virtually all of our customers on varying terms with average payment maturities of approximately 21 days. We complete a formal credit assessment of all new customers, and our Credit and Collections Department, which consists of 11 full-time employees, regularly evaluates credit terms for each individual customer based upon several factors, including order frequency, average order size, the types of products purchased and the length of the relationship. We believe that we are skilled at managing customer credit as evidenced by our historical write-offs which have averaged approximately 0.32% over the past three years.

We believe our established relationships with many of the top chefs, culinary schools and fine dining establishments in our existing culinary markets benefited us when we entered into new markets where we believe that potential customers were generally knowledgeable of our brand and commitment to quality and excellence from their experience working in other markets which we serve or through their personal relationships throughout the culinary industry.

Our Specialty Food Products

We strive to be the primary food source solution for our customers, and, to this end, we offer our customers a comprehensive product portfolio that ranges from staple broadline products, such as milk and flour, to high-quality, specialty food products and ingredients sourced from North America, Europe, Asia and South America. We carry more than 11,500 SKUs, including 7,000 that are in-stock every day, and we are fully committed to utilizing our sourcing relationships and industry insights to procure products that we do not regularly carry but that our customers specifically request as they seek to create unique and innovative menu items.

We continuously evaluate potential additions to our product portfolio based on both existing and anticipated trends in the culinary industry. Our buyers have numerous contacts with suppliers throughout North America, South America, Europe and Asia and are always looking for new and interesting products that will aid our customers as they seek to keep up with the latest developments in the culinary industry. Our ability to successfully distribute a significant portion of the total production of smaller, regional and artisanal specialty food producers allows us the opportunity to be these producers’ primary route-to-market in our markets without, in most cases, requiring us to make contractual commitments regarding guaranteed volume. We are also able to utilize our size and successful track record of distributing products sourced from outside the United States to resist efforts from many of our foreign suppliers to push importing costs off onto us.

We seek to differentiate ourselves from our competitors by offering a more extensive depth and breadth of specialty products. We carry a wide range of high-quality specialty food products including artisan charcuterie, specialty cheeses, unique oils and vinegars, hormone-free protein, truffles, caviar and chocolate across each of our markets, but we also offer a number of items in each of our respective markets that are tailored to meet the unique preferences of the individual chefs in that market. We regularly rotate our inventory to identify and bring to market new products that will continue to support our value proposition.

Within our product offerings, we carry numerous gourmet brands, and at the same time, we also seek to maximize product contribution through the sale of our proprietary brands, which we offer in a number of staple products, including bulk olive oil, Italian grating cheeses and butter. We believe that our ability to offer simultaneously high-quality specialty foods and ingredients and more traditional broadline staple food products provides our customers with foodservice distribution solutions that are efficient and cost effective.

Our Sophisticated and Experienced Sales Professionals

We employ a sophisticated and experienced sales force of approximately 125 sales professionals focused on meeting our customers’ goals and objectives while concurrently educating them regarding our latest products and broader culinary trends. To ensure a high level of customer service, we seek to maintain a ratio of approximately one sales professional for every 65 customers. Our sales force is composed of the following three distinct groups which are all focused on providing outstanding service to our customers:

•	Outside Sales Associates: Responsible for identifying sales opportunities, educating customers and acting as our public representatives.
•	Inside Sales Associates: Responsible for processing customer orders and arranging for delivery and payment.
•	Product Specialists: Responsible for maintaining specialized product knowledge and educating our outside sales associates and customers regarding new products and general developments in several specific categories including protein, seafood, pastry and cheese.

The majority of our sales professionals have formal culinary training, degrees in the culinary arts and/or prior experience working in the culinary industry. We strive to harness this culinary knowledge and passion for food and to concurrently promote an entrepreneurial working environment. Utilizing advanced pricing optimization software available to them on a real-time basis, our sales professionals are afforded flexibility to determine the pricing of individual items for our customers within a range of pricing options. The majority of our sales professionals are compensated on a commission basis, and their performance is measured primarily upon their gross profit dollars obtained. We have historically experienced low turnover among our seasoned sales professionals.

Because we are highly focused on collaborating with our customers and educating them regarding our latest products and broader culinary trends, we view the ongoing education and training of our sales force as crucial to our continued success. To ensure that our sales professionals remain on the forefront of new culinary products and trends, we regularly hold “vendor shows” at our distribution centers where our sales force is able to interact with vendors and learn more about the vendors’ latest product offerings and the performance of these products relative to competitive offerings.

Our Suppliers

We are committed to providing our customers with an unrivaled portfolio of specialty food products as well as a comprehensive broadline product offering. To fulfill this commitment, we maintain strong sourcing relationships with numerous producers of high-quality artisan and regional specialty food products as well as a wide range of broadline product suppliers. Our importing arm also provides us with access to exclusive items such as regional olive oils, truffles and charcuterie sourced from Italy, Spain, France and other Mediterranean countries.

We constantly seek out and evaluate new products in order to satisfy our customers’ desire to be at the forefront of the latest culinary and menu trends, and, as evidence of our commitment to aid our customers in creating unique and innovative menu items, we regularly utilize our sourcing relationships and industry insights to procure other products that we do not regularly carry but that our customers specifically request.

We currently distribute products from more than 1,000 different suppliers and no single supplier represented more than 5% of our total disbursements for the quarter ended March 25, 2011. We carry multiple products and utilize multiple suppliers in all of our product categories, thereby eliminating our dependence upon any single supplier. Additionally, we seek to limit commodity risk by utilizing sophisticated forecasting and inventory management systems to minimize the inventory carrying time of commodity-oriented products and by leveraging the specialized product knowledge of our Product Specialists to manage purchasing and inventory levels when appropriate.

Our Operations and Distribution Centers

Operating out of seven distribution centers of varying size and providing service six days a week in many areas, we utilize our fleet of delivery trucks to fill an average of 11,000 orders weekly, usually within 12-24 hours of order placement. Our average distribution service level, or the percentage of in-stock items ordered by customers that were delivered by the requested date, was in excess of 99% as of fiscal year end 2010, which our management believes is among the highest in the foodservice distribution industry. To achieve these high service levels, we have invested significantly in sophisticated warehousing, inventory control and distribution systems as described in more detail below.

The following table provides information about our distribution locations as of December 24, 2010:

OVERVIEW OF OUR DISTRIBUTION CENTERS
NAME/LOCATION	OWNED / LEASED	APPROXIMATE SIZE (SQUARE FEET)

Bronx, New York #1	Leased	120,000
Bronx, New York #2	Leased	55,000
Hanover, Maryland	Leased	55,200
Miami, Florida (1)	Leased	10,000
Los Angeles, California	Leased	80,000
Hayward, California	Leased	40,000
Las Vegas, Nevada	Leased	11,440

Total		371,640

(1)	We have entered into a lease agreement for a separate distribution center in the Miami, Florida area. We expect we will move our Miami operations in the third quarter of 2011.

Our primary New York City distribution facility utilizes a fully-integrated warehouse management system which provides real-time inventory visibility across the distribution center and detailed metrics related to inventory turns. We plan to integrate this system into the remainder of our distribution facilities by the end of 2011. Additionally, we have begun to implement pick-to-voice technology in each of our distribution facilities which will enable our warehouse employees to fill orders with greater speed and accuracy.

Products are delivered to our distribution centers primarily by our fleet of trucks, contract carriers and the suppliers themselves. We lease our trucks from national leasing companies and regional firms that offer competitive services. Customer orders are assembled in our distribution centers and then sorted, placed on pallets and loaded onto trucks and trailers in delivery sequence. The majority of our trucks and delivery trailers have separate, temperature-controlled compartments.

We employ advanced routing and logistics planning software which maximizes the number of daily deliveries that each of our trucks can make while also enabling us to make deliveries within each customer’s preferred 2-3 hour time window. We also use GPS and vehicle monitoring technology to regularly evaluate the condition of our delivery trucks and monitor the performance of our drivers by tracking their progress relative to their delivery schedule and providing information regarding hard braking, idling and fast starts. Our use of this technology allows us to conduct proactive fleet maintenance, provide timely customer service and improve our risk management.

Our Technology Systems

We maintain an advanced information technology platform that enables us to manage our operations across our six markets as we seek to drive our growth and profitability and ensure that the needs of our customers are met in an accurate and efficient manner. We have made significant investments in distribution, sales, information and warehouse management systems over the last three years, including the implementation of a fully-integrated warehouse management system in our primary New York City distribution facility, which we anticipate will be installed in our other distribution facilities by the end of 2011. Our systems improvements include the implementation or enhancement of a web-based purchasing and advanced planning system that provides advanced forecasting and planning tools, vehicle monitoring and route optimization software and pick-to-voice and directed put-away systems. Over the last three years, we have also implemented an internally developed, web-based reporting tool which provides real-time sales, pricing and profitability analysis for our management and sales professionals. These improvements have been made in an effort to improve our efficiency as we continue to grow our business, and we believe that our current systems are scalable and can be leveraged to support our future growth.

Intellectual Property

Except for the Spoleto, Bel Aria, Grand Reserve and The Chefs’ Warehouse trademarks, we do not own or have the right to use any patent, trademark, tradename, license, franchise or concession, the loss of which would have a material adverse effect on our business, financial condition or results of operations.

Competition

The foodservice distribution industry is highly competitive. We compete with numerous smaller distributors on a local level, as well as with a limited number of national broadline foodservice distributors. Certain of these distributors have greater financial and other resources than we do. Bidding for contracts or arrangements with customers, particularly larger hotels and caterers, is highly competitive and distributors may market their services to a particular customer over a long period of time before they are invited to bid. We believe that most purchasing decisions in the foodservice distribution industry are based upon the quality and price of the product distributed and the distributor’s ability to completely and accurately fill orders and deliver them in a timely manner.

Employees

We maintain a dedicated workforce of 189 hourly and 382 salary- or commission-based employees. We offer attractive compensation and benefit packages, and none of our workforce is represented by a union or covered by a collective bargaining agreement. Our management has historically, and plans to continue to, instill a commitment to quality and excellence throughout our workforce, stressing personal accountability in all areas of our business.

Regulation

As a distributor of specialty food products in the United States, we are subject to regulation by numerous federal, state and local regulatory agencies. For example, at the federal level, we are subject to the Federal Food, Drug and Cosmetic Act, the Bioterrorism Act and regulations promulgated by the FDA. The FDA regulates manufacturing and holding requirements for foods, specifies the standards of identity for certain foods and prescribes the format and content of certain information required to appear on food product labels, among other responsibilities. For certain product lines, we are also subject to the Federal Meat Inspection Act, the Poultry Products Inspection Act, the Perishable Agricultural Commodities Act, the Country of Origin Labeling Act and regulations promulgated thereunder by the USDA. The USDA imposes standards for product quality and sanitation, including the inspection and labeling of meat and poultry products and the grading and commercial acceptance of produce shipments from vendors. In January 2011, President Obama signed into law the FDA Food Safety Modernization Act, which greatly expands the FDA’s authority over food safety, including giving the FDA power to order the recall of unsafe foods, increase inspections at food processing facilities, issue regulations regarding the sanitary transportation of food, enhance tracking and tracing requirements and order the detention of food that it has “reason to believe” is adulterated or misbranded, among other provisions. Our suppliers are also subject to similar regulatory requirements. We and our suppliers are subject to inspection by the FDA and the USDA and the failure to comply with applicable regulatory requirements could result in civil or criminal fines or penalties, product recalls, closure of facilities or operations, the loss or revocation of existing licenses, permits or approvals or the failure to obtain additional licenses, permits or approvals in new jurisdictions where we intend to do business.

We are also subject to state and local regulation through such measures as the licensing of our facilities, enforcement by state and local health agencies of state and local standards for our products and facilities and regulation of our trade practices in connection with the sale of products. Our facilities are generally inspected at least annually by federal and/or state authorities. These facilities are also subject to inspections and regulations issued pursuant to the Occupational Safety and Health Act by the U.S. Department of Labor which require us to comply with certain manufacturing, health and safety standards to protect our employees from accidents and to establish hazard communication programs to transmit information about the hazards of certain chemicals present in certain products that we distribute.

Our trucking operations are regulated by the Surface Transportation Board and the Federal Highway Administration. In addition, interstate motor carrier operations are subject to safety requirements prescribed by the U.S. Department of Transportation and other relevant federal and state agencies. Such matters as weight and dimension of equipment are also subject to federal and state regulations. We believe that we are in substantial compliance with applicable regulatory requirements relating to our motor carrier operations. Our failure to comply with the applicable motor carrier regulations could result in substantial fines or revocation of our operating permits.

Our operations are subject to a broad range of federal, state and local environmental health and safety laws and regulations, including those governing discharges to air, soil and water, the handling and disposal of hazardous substances and the investigation and remediation of contamination resulting from releases of petroleum products and other hazardous substances.

We believe that we are in material compliance with all federal, state and local regulations applicable to our operations, and management is unaware of any related issues that may have a material adverse effect upon our business, financial condition or results of operations.

Litigation and Insurance

We may be subject to lawsuits, claims and assessments in the normal course of business. Our management does not believe that there are any suits, claims or unasserted claims or assessments pending which would have a material adverse effect on our operations or financial condition. We currently have exposure to pending reimbursement claims brought by the New York State Workers’ Compensation Board against former employer members of self-insured workers’ compensation trusts. We were members in two of the trusts at issue and are working with the New York State Workers’ Compensation Board to resolve this matter. We currently estimate exposure at approximately $500,000.

We maintain comprehensive insurance packages with respect to our facilities, equipment, product liability, directors and officers, workers’ compensation and employee matters in amounts which management believes to be prudent and customary within the foodservice distribution industry.

OUR MANAGEMENT

Executive Officers and Directors

The following table sets forth certain information with respect to our executive officers, directors and director nominees as of July 12, 2011.

NAME	AGE	POSITION

Christopher Pappas (1)	51	Founder, Chairman, President and Chief Executive Officer
John Pappas (1)	47	Founder, Director and Vice Chairman
Dean Facatselis (1)	56	Founder and Director
John A. Couri	70	Director
Kevin Cox	47	Director Nominee (2)
John Austin	49	Director Nominee (2)
Stephen Hanson	61	Director Nominee (2)
Kenneth Clark	43	Chief Financial Officer
James Wagner	41	Chief Operating Officer
Frank O’Dowd	54	Chief Information Officer
Patricia Lecouras	55	Executive Vice President of Human Resources
Alexandros Aldous	30	Legal Services Director

(1)	Christopher Pappas and John Pappas are brothers. Dean Facatselis is married to Christopher Pappas’ and John Pappas’ sister.
(2)	This individual has agreed to become a director immediately prior to the effectiveness of the registration statement of which this prospectus is a part and is expected to be “independent” as such term is defined under The NASDAQ Marketplace Rules.

The board of directors believes that each of the directors and director nominees set forth above has the necessary qualifications to serve as a member of the board of directors. Each of our incumbent directors has exhibited during his prior service as a director the ability to operate cohesively with the other members of the board of directors. Moreover, the board of directors believes that each director and director nominee brings a strong background and skill set to the board of directors, giving the board of directors as a whole competence and experience in diverse areas, including corporate governance and board service, finance, management and foodservice distribution industry experience.

Each of our directors will be subject to re-election annually and each of our executive officers is an at-will employee.

Set forth below is a brief description of the business experience of each of our directors, director nominees and executive officers, as well as certain specific experiences, qualifications and skills that led to the board of directors’ conclusion that each of the directors and director nominees set forth below is qualified to serve as a director:

Christopher Pappas is our founder and has served as our chief executive officer since 1985 and has been our chairman since March 1, 2011. He has been our president since April 11, 2009 and before that was our president from our formation to January 1, 2007. Prior to founding our company, Mr. Pappas played basketball professionally in Europe for several years following his graduation from Adelphi University in 1981 with a Bachelor of Arts degree in Business Administration. Mr. Pappas currently oversees all of our business activities, with a focus on product procurement, sales, marketing and strategy development. Mr. Pappas’s qualifications to serve on our board of directors include his extensive knowledge of our company and the specialty food products distribution business and his years of leadership at the Company.

John Pappas is a founder of our company and currently serves as our vice chairman, a position he has held since March 1, 2011. From our founding in 1985 to March 1, 2011, he served as our chief operating officer. He has 25 years of experience in logistics, facility management and global procurement and oversees our network of distribution centers nationwide. Mr. Pappas is also active in the development of our corporate strategy. Mr. Pappas’s qualifications to serve on our board of directors include his extensive knowledge of our company and the specialty food products distribution industry and his years of leadership at the Company.

Dean Facatselis is a founder of our company and has been a director of our company since January 1, 2007. He served as our chief financial officer from June 1, 1985 to December 31, 2006. Mr. Facatselis is a certified public accountant, and he attended Baruch College of the City University of New York, where earned a Bachelor of Business Administration degree in 1977. Mr. Facatselis’s qualifications to serve on our board of directors include his extensive knowledge of our company and the specialty food products distribution business, his accounting and financial expertise and his years of leadership at the company.

John A. Couri has been a director of ours since July 2005. Mr. Couri is the president of Couri Foundation, Inc., which was founded in 1988 to operate youth programs for underprivileged children. He is also the president of the Ridgefield Senior Center Foundation, Inc., which operates a senior center in Ridgefield, Connecticut. In 1983, Mr. Couri co-founded Duty Free International (DFI), a New York Stock Exchange-listed public company, now Duty Free Americas, and served as president and chief executive officer of that company until it was sold to BAA in 1997. Mr. Couri served as a member of the Listed Company Advisory Board of the New York Stock Exchange from January 1993 to December 1995 and served as chairman of the Board of Trustees of Syracuse University from May 2004 to May 2008. Mr. Couri holds a Bachelor of Arts degree in Economics, with a minor in Business, from Syracuse University and received an honorary doctorate degree from Syracuse University in 2008. Mr. Couri’s qualifications to serve on our board of directors include his experiences as having been a founder, president and chief executive officer of a publicly traded company, his expertise involving listed companies and his understanding of corporate finance matters.

Kevin Cox has agreed to join our board of directors effective immediately prior to the effectiveness of the registration statement of which this prospectus is a part. Mr. Cox is the executive vice president of human resources at American Express Company, a global provider of payment solutions and travel-related services for consumers and businesses, a position he has held since 2005. Prior to joining America Express, Mr. Cox spent 16 years at PepsiCo and Pepsi Bottling Group, where he held positions leading strategy, business development, technology and human resources. He is a current member of the board of directors of Corporate Executive Board Company, a registered public company, and Ability Beyond Disability, and he served as a member of the board of directors of Virgin Mobile USA, Inc., a registered public company, from 2007 to 2009. Mr. Cox holds a Master of Labor and Industrial Relations from Michigan State University and a Bachelor of Arts from Marshall University. Mr. Cox’s qualifications to serve on our board of directors include his extensive knowledge of compensation matters, including the design, implementation and maintenance of compensation programs for publicly traded companies, as well as his experiences gained from serving on boards of directors of other publicly traded companies and his having been involved in the initial public offering of Pepsi Bottling Group.

John Austin has agreed to join our board of directors effective immediately prior to the effectiveness of the registration statement of which this prospectus is a part. Mr. Austin is a founder and the chief financial officer of The Hilb Group, LLC, a regional mid-market insurance brokerage firm formed in 2009 which focuses primarily on property and casualty insurance and employee benefits services. Prior to joining The Hilb Group in 2009, Mr. Austin was employed by Performance Food Group Company, or PFG, a Richmond, Virginia-based publicly traded foodservice distributor, from 1995 to 2009. Mr. Austin served his last six years at PFG as that company’s chief financial officer. Prior to joining PFG, Mr. Austin spent four years as the assistant controller for General Medical Corporation, a Richmond, Virginia-based distributor of medical supplies. He also spent the first six years of his career in public accounting, primarily with the Richmond, Virginia office of Deloitte & Touche. Mr. Austin’s qualifications to serve on our board of directors include his extensive background and experience in finance and the operations of a public company operating within the foodservice distribution industry. Furthermore, he will qualify as our “audit committee financial expert,” as such term is defined in the rules and regulations of the SEC.

Stephen Hanson has agreed to join our board of directors effective immediately prior to the effectiveness of the registration statement of which this prospectus is a part. Mr. Hanson is the founder and president of B.R. Guest Restaurants, a New York multi-concept operator that began with one restaurant in 1987 and has since expanded to over 20 properties in New York City, Las Vegas and Florida. Mr. Hanson is a member of the Department of Consumer Affairs’ Consumers Council for New York City, a position he has held since January 2011. He also sits on the boards of directors for Publicolor, a not-for-profit organization that uses color, collaboration, design and the painting process to empower students to transform themselves, their schools and their communities, and City Harvest, a not-for-profit organization dedicated to ending hunger in New York City. Mr. Hanson earned a business degree from New York University’s Stern School of Business in 1976. Mr. Hanson’s qualifications to serve on our board of directors include his more than twenty years of experience in the restaurant industry, as well as his general business and investing background.

Kenneth Clark is our chief financial officer, a position he has held since March 6, 2009. From July 7, 2007 to March 6, 2009, Mr. Clark served as our controller. Prior to joining our company, Mr. Clark was vice president — controller at Credit Suisse Energy, LLC from June 2005 to July 2007. He has also held key financial positions at United Rentals, Inc., Sempra Energy Trading Corporation and Arthur Andersen, LLC. Mr. Clark holds a Bachelor of Business Administration degree in Accounting from Western Connecticut State University and is a certified public accountant.

James Wagner is our chief operating officer, a position he has held since March 1, 2011. Over the past six years he has served in a variety of management positions with our company, most recently serving as our chief commercial officer from August 1, 2010 to February 28, 2011 prior to his promotion to chief operating officer. From March 2009 to August 1, 2010 he served as our executive vice president of marketing, business development and, for our non-New York markets, sales. From March 2006 through February 2009, he was our executive vice president of marketing and business development. From October 2005 through February 2006, Mr. Wagner was the general manager of our Los Angeles market. Prior to joining our company in 2005, Mr. Wagner was a principal and co-founder of TrueChocolate, Inc., a chocolate manufacturing and processing start-up. He also held key management positions at Clear!Blue Marketing and was principal and founder of Jump Communications. Mr. Wagner holds a Bachelor of Arts degree from the University of California, Berkeley where he was member of the school’s NCAA National Championship Water Polo teams in 1989, 1990, 1991 and 1992.

Frank O’Dowd is our chief information officer, a position he has held since January 28, 2007. Mr. O’Dowd has extensive experience managing information technology in rapidly growing organizations. Prior to joining our company, he was the chief information officer at GAF Materials Corporation, a North American roofing manufacturer, from June 1997 to April 2006 where he guided the company’s IT function as the organization grew from a regional supplier to a large multinational corporation. Mr. O’Dowd’s prior professional experience also includes experiences at Reed Elsevier, Newsweek Magazine and Wyeth Pharmaceuticals. Mr. O’Dowd holds a Bachelor of Arts degree from The University of Dayton and a Master of Arts degree from Stony Brook University.

Patricia Lecouras is our executive vice president of human resources, a position she has held since January 31, 2007. Ms. Lecouras joined our company from GE Capital Commercial Finance where she was vice president, human resources from 2001 to 2007. Prior to her time with GE Capital Commercial Finance, Ms. Lecouras was with Nine West Shoes (f/k/a Fischer Camuto Corporation) and Xerox. Ms. Lecouras’s professional experience is multi-disciplinary and includes prior experience working in finance and tax-related functions. She also has earned a six sigma master black belt certification. Ms. Lecouras holds a Bachelor of Arts degree in Psychology and Social Work from Skidmore College.

Alexandros Aldous is our legal services director, a position he has held since March 2011. Prior to joining our company, he served as a legal consultant in London to Barclays Capital, the investment banking division of Barclays Bank PLC, from November 2009 to December 2010. Mr. Aldous also served as an attorney with Watson, Farley & Williams from August 2008 to September 2009, where he specialized in mergers and acquisitions and capital markets, and as an attorney with Shearman & Sterling LLP from October 2005 to August 2008, where he specialized in mergers and acquisitions. Mr. Aldous received a Bachelor of Arts degree in Classics and Government from Colby College, a Juris Doctor and M.A. from American University and an LL.M. from the London School of Economics and Political Science. Mr. Aldous is licensed to practice law in the State of New York, Washington, D.C. and England and Wales.

Corporate Governance Profile

Board Composition
Our business and affairs are managed under the direction of our board of directors. Our board of directors is currently comprised of four members. Our bylaws will provide that our board of directors will consist of a number of directors to be fixed from time to time by a resolution of the board of directors. Immediately prior to the time at which the registration statement of which this prospectus is a part is declared effective, we expect that our board of directors will be comprised of at least seven directors, of which no less than four will be “independent” as such term is defined under The NASDAQ Marketplace Rules. Our board of directors has determined that John Couri, Kevin Cox, John Austin and Stephen Hanson are, or when appointed to our board of directors will be, independent. Moreover, our board of directors will not be staggered and each of our directors will be subject to re-election annually. Each director’s term will continue until the election and qualification of his or her successor, or his or her earlier death, resignation or removal.

Committees of the Board of Directors
Immediately prior to the time at which the registration statement of which this prospectus is a part is declared effective, our board of directors will establish an audit committee, a compensation committee and a nominating and corporate governance committee. Each committee member will be appointed by the board of directors and will serve until the election and qualification of his or her successor, or his or her earlier death, resignation or removal.

Audit Committee

Upon the listing of our common stock on The NASDAQ Global Market, we will have an audit committee that will have responsibility for, among other things:

•	overseeing management’s maintenance of the reliability and integrity of our accounting policies and financial reporting and our disclosure practices;
•	overseeing management’s establishment and maintenance of processes to assure that an adequate system of internal control is functioning;
•	overseeing management’s establishment and maintenance of processes to assure our compliance with all applicable laws, regulations and corporate policies;
•	reviewing our annual and quarterly financial statements prior to their filing and prior to the release of earnings; and
•	reviewing the performance of the independent accountants and making decisions regarding the appointment or termination of the independent accountants and considering and approving any non-audit services proposed to be performed by the independent accountants.

We expect that John Austin, Stephen Hanson and Kevin Cox will serve on the audit committee upon the listing of our stock on The NASDAQ Global Market, with Mr. Austin serving as the chair of the audit committee. Our board of directors has affirmatively determined that each of Messrs. Austin, Hanson and Cox are independent directors according to the rules and regulations of the SEC and The NASDAQ Stock Market. In addition, we believe Mr. Austin will qualify as an “audit committee financial expert,” as such term is defined in the rules and regulations of the SEC. The audit committee will have the power to investigate any matter brought to its attention within the scope of its duties and to retain counsel for this purpose where appropriate.

Our board of directors will adopt a written charter for our audit committee, which will be available on our corporate website at http://www.chefswarehouse.com upon completion of this offering.

Compensation Committee

Upon the listing of our common stock on The NASDAQ Global Market, we will have a compensation committee that will have responsibility for, among other things:

•	reviewing our compensation practices and policies, including equity benefit plans and incentive compensation;
•	reviewing key employee compensation policies;
•	monitoring performance and compensation of our employee-directors, officers and other key employees; and
•	preparing recommendations and periodic reports to the board of directors concerning these matters.

We expect that John Couri, John Austin and Kevin Cox will serve on the compensation committee upon the listing of our stock on The NASDAQ Global Market, with Mr. Couri serving as the chair of the compensation committee. Our board of directors has affirmatively determined that each of Messrs. Couri, Austin and Cox are independent directors according to the rules and regulations of the SEC and The NASDAQ Stock Market.

Our board of directors will adopt a written charter for our compensation committee, which will be available on our corporate website at http://www.chefswarehouse.com upon completion of this offering.

Nominating and Corporate Governance Committee

Upon the listing of our common stock on The NASDAQ Global Market, we will have a nominating and corporate governance committee that will have responsibility for, among other things:

•	making recommendations as to the size, composition, structure, operations, performance and effectiveness of the board of directors;
•	establishing criteria and qualifications for membership on the board of directors and its committees;
•	assessing and recommending to the board of directors strong and capable candidates qualified to serve on the board of directors and its committees;
•	developing and recommending to the board of directors a set of corporate governance principles; and
•	considering and recommending to the board of directors other actions relating to corporate governance.

We expect that Kevin Cox, Stephen Hanson and John Couri will serve on the nominating and corporate governance committee upon the listing of our stock on The NASDAQ Global Market, with Mr. Cox serving as the chair of the nominating and corporate governance committee. Our board of directors has affirmatively determined that each of Messrs. Cox, Hanson and Couri are independent directors according to the rules and regulations of the SEC and The NASDAQ Stock Market.

Our board of directors will adopt a written charter for our nominating and corporate governance committee, which will be available on our corporate website at http://www.chefswarehouse.com upon completion of this offering.

Compensation Committee Interlocks and Insider Participation
None of our executive officers currently serve, or in the past year have served, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our board of directors or compensation committee.

Code of Business Conduct and Ethics
In connection with this offering, our board of directors will adopt a code of business conduct and ethics that establishes the standards of ethical conduct applicable to all of our directors, officers, employees, consultants and contractors. The code of business conduct and ethics will address, among other things, competition and fair dealing, conflicts of interest, financial matters and external reporting, company funds and assets, confidentiality and corporate opportunity requirements and the process for reporting violations of the code of business conduct and ethics, employee misconduct, conflicts of interest or other violations. Our code of business conduct and ethics will be publicly available on our website at http://www.chefswarehouse.com. Any waiver of our code of business conduct and ethics with respect to our chief executive officer, chief financial officer or persons performing similar functions may only be authorized by our audit committee and will be disclosed as required by applicable law.

Risk Oversight
Our board of directors oversees risk management with a focus on our primary areas of risk: risk related to our business strategy, financial risk, legal/compliance risk and operational risk. Our president and chief executive officer and each of our other executive officers are responsible for managing risk in their respective areas of authority and expertise, identifying key risks to the board and explaining to the board how those risks are being addressed.

Following the consummation of this offering, we expect that the standing committees of the board will also have responsibility for risk oversight. The audit committee will focus on financial risk, including fraud risk and risks relating to our internal controls over financial reporting. The nominating and corporate governance committee is expected to assist the board of directors in fulfilling its oversight responsibility with respect to regulatory compliance and will receive regular reports from our legal services director and other employees responsible for our regulatory compliance. The compensation committee is expected to address risks relating to our executive compensation strategies and will be tasked with monitoring our executive compensation program to ensure that it does not encourage our executive officers to take unnecessary and excessive risks. We anticipate that our board will receive regular reports from the chairs of these committees regarding these committees’ risk management efforts and receive reports and other meeting materials provided to each of the committees.

COMPENSATION DISCUSSION AND ANALYSIS

Compensation Discussion and Analysis

This compensation discussion and analysis discusses the objectives and elements of our compensation programs and the compensation awarded to our named executive officers in the 2010 fiscal year. This information should be read in conjunction with the Summary Compensation Table and the related tables and narratives that follow this compensation discussion and analysis. For fiscal 2010, the following individuals were our named executive officers:

●	Christopher Pappas, our chairman, president and chief executive officer;

●	John Pappas, our vice chairman;

●	James Wagner, our chief operating officer;

●	Kenneth Clark, our chief financial officer; and

●	Frank O’Dowd, our chief information officer.

Overview of Compensation Process
As a private company with a relatively small number of owners, we have historically employed an informal process for setting the compensation of our named executive officers. For fiscal 2010, the compensation for our chief executive officer and our vice chairman was established through negotiations between those executives and representatives of BGCP, the holder of a majority of our Class A units of membership interest prior to the redemption of those units in October 2010. The compensation for our other named executive officers was established by our chief executive officer, with the input of representatives of BGCP, and was principally based on BGCP’s representatives’ recommendations, our chief executive officer’s assessment of our operating performance in fiscal 2009 and the individual named executive officer’s performance of his duties and the BGCP representatives’ understanding of compensation of executive officers in comparable positions at other companies operating within our business sector. In setting the total compensation of our named executive officers in 2010, we did not engage in benchmarking or specifically compare our named executive officers’ total compensation to the total compensation of employees in comparable positions with comparable companies.

Upon the listing of our common stock on The NASDAQ Global Market, we will establish a compensation committee of our board of directors. This committee, which will consist solely of directors that are “independent” under the rules and regulations of the SEC and The NASDAQ Stock Market, will have overall responsibility for the compensation program for our named executive officers.

Compensation Philosophy and Objectives
Presently, the principal objectives of our named executive officer compensation program are to attract and retain highly-qualified executives by providing total compensation for each position that our board of directors and chief executive officer believe is competitive within our business sector. We also seek to provide appropriate incentives for our named executive officers to achieve performance metrics related to our company-wide performance and the individual’s relevant performance goals. Finally, through the issuance of equity-based incentives, we seek to retain our key employees and reward performance that enhances our long-term value.

Following the consummation of this offering, we expect that our compensation committee will maintain these principal objectives as the key components of our named executive officer compensation program. Accordingly, we believe that our compensation committee will strive to implement a compensation program that enables us to attract and retain high-quality leadership and to assure that our named executive officers are compensated in a manner consistent with stockholder interests, the policies adopted by the compensation committee, internal equity considerations, competitive practice and the requirements of appropriate regulatory bodies. In determining the relevant amounts of each of these components, we believe our compensation committee will adopt a compensation program that consists of a mix of compensation that is:

●	Performance-based: A significant component of compensation should be determined based on whether or not our named executive officers meet performance criteria that are aligned with growth in stockholder value without engaging in unreasonable risk-taking.

●	Competitive: Pay-for-performance scales will be established to ensure that the competitive positioning of an executive’s total compensation reflects the competitive positioning of our performance (i.e., the better our performance relative to peers, the higher total compensation payable to a named executive officer relative to competitive benchmarks, and vice versa).

●	Balanced: Performance-oriented features and retention-oriented features should be balanced so that the compensation program accomplishes our pay-for-performance and executive retention objectives, while encouraging prudent risk-taking that is aligned with our overall strategy.
●	Fair: Compensation levels and plan design should reflect competitive practices, our performance relative to peer companies and the relationship of compensation levels from one executive to another.

Principal Components of Our Compensation Packages
Taking into account the above-described objectives, historically we have focused on designing a compensation package that consists of two primary elements: (i) base salary and (ii) performance-based, annual cash incentive awards. We have also awarded our named executive officers, when hired, promoted or both, equity interests in our company that vest on a pro-rata basis over a four-year period. We expect that, following the consummation of this offering, our compensation committee will continue to design a compensation package made up of base salaries, performance-based, annual cash incentive awards and equity-based awards consisting of a mix of time-based vesting stock options and restricted stock awards, together with performance-based restricted stock.

Components of Fiscal 2010 Compensation for Our Named Executive Officers
For our 2010 fiscal year, our named executive officers’ compensation consisted of the following principal components:

Base Salary.  We provide our named executive officers with a base salary to compensate them for performing their daily responsibilities during the year. We believe that base salaries must be competitive based upon the named executive officer’s scope of responsibilities and what we believe to be market rates of compensation for executives performing similar functions for comparable companies within our business sector. For fiscal 2010, the base salaries for our chief executive officer and vice chairman were established through negotiations between those executives and representatives of BGCP, the holder of a majority of our Class A units prior to the redemption of those units in October 2010. The fiscal 2010 base salaries for our named executive officers other than our chief executive officer and vice chairman were based on our chief executive officer’s and BGCP’s representatives’ assessment of our operating performance in fiscal 2009 and the individual named executive officer’s performance of his duties during that year. In setting the base salaries of our named executive officers in 2010, we did not engage in benchmarking or specifically compare our named executive officers’ base salaries to the base salaries of employees in comparable positions with comparable companies. Our named executive officers, other than Messrs. C. Pappas and J. Pappas, have had their performance reviewed periodically, and have been eligible for merit-based base salary increases as a result of these reviews. Taking all of these factors into account, our named executive officers received the following base salaries for the 2010 fiscal year:

			Percentage
			Increase
	2010		Over Prior
Name	Base Salary		Year

Christopher Pappas	$400,000		0%
John Pappas	$400,000		0%
James Wagner	$227,458	(1)	7.2%
Kenneth Clark	$242,500	(2)	15.5%
Frank O’Dowd	$218,500		3.0%

(1)	Mr. Wagner’s annual base salary was $218,500 for the first seven months of 2010. On August 1, 2010, Mr. Wagner’s annual base salary increased to $240,000.
(2)	Mr. Clark’s annual base salary was $210,000 for the first two months of 2010. Effective as of March 1, 2010, Mr. Clark’s annual base salary increased to $249,000.

Performance-Based, Annual Cash Incentive Compensation.  To closely align our named executive officers’ compensation to our goals, we believe that a significant portion of a named executive officer’s compensation should be incentive-based. Accordingly, we have utilized, and anticipate that we will continue to utilize following the consummation of this offering, an annual cash incentive program that provides our named executive officers with the opportunity to earn substantial cash incentive compensation for the achievement of annual goals related to both our performance and the executive officer’s individual performance.

For 2010, each of Messrs. C. Pappas and J. Pappas were eligible to earn a performance-based cash incentive tied to our achieving at least a threshold level of EBITDA. Specifically, each individual was eligible to receive a cash payment equal to 25% of our EBITDA over $18.25 million, with a maximum award of $350,000. For 2010, each of Christopher Pappas and John Pappas received a cash incentive payment of $350,000. For fiscal 2010, we based each of the other named executive officers’ performance-based cash incentive award primarily on the achievement of company-wide targeted financial goals. Mr. Wagner’s award was tied to our achieving revenue of $291.0 million and gross profits of $75.6 million. He also had an individual performance goal tied to the reorganization of our sales management by January 1, 2011. Mr. Clark’s and Mr. O’Dowd’s awards were not tied specifically to any particular performance metric, but rather were determined in the discretion of our chief executive officer. Although the awards for Mr. Clark and Mr. O’Dowd were not specifically tied to any particular performance metric, Mr. C. Pappas did consider our performance against budgeted revenue and gross profit targets of $291.0 million and $75.6 million, respectively, when determining the amount of incentive-based compensation to pay Messrs. Clark and O’Dowd. Our chief executive officer has, and prior to our redemption of all of our then-issued Class A units, BGCP’s representatives together with our chief executive officer had, a significant amount of discretion to pay the full amount of a targeted award or a smaller percentage thereof if we did not meet any of these targets or to reduce the amount of an award even if we achieved a specific target.

For our 2010 fiscal year, Mr. Wagner’s performance-based cash incentive target award expressed as a percentage of his base salary was 50% of his $218,500 base salary for the first seven months of 2010 and 75% of his $240,000 base salary for the last five months of 2010. The percentage target for Mr. Clark was 50% of his increased annualized base salary of $249,000 and for Mr. O’Dowd was 50% of his base salary of $218,500. As we achieved each of our budgeted performance targets for the 2010 fiscal year and as Mr. Wagner achieved his individual performance goals, each of Messrs. Wagner, Clark and O’Dowd received his maximum target cash incentive payment. These payments were made on March 2, 2011. The amounts actually paid to Messrs. C. Pappas, J. Pappas, Wagner, Clark and O’Dowd under the annual, performance-based cash incentive program, and the related target amounts, are set forth in the following table:

NAME	TARGET AWARD	ACTUAL AWARD

Christopher Pappas	$350,000	$350,000
John Pappas	$350,000	$350,000
James Wagner	$138,730	$138,730
Kenneth Clark	$124,500	$124,500
Frank O’Dowd	$109,250	$109,250

Long-term Equity Incentive Compensation. In fiscal 2010 and prior years, we did not have a specific plan or arrangement under which our named executive officers were granted options or other equity awards. We did, however, from time-to-time award Class C units to our named executive officers. We issued these units, which do not have voting rights before or after vesting, as a retention tool and to include a component of long-term, performance-based equity compensation in our named executive officers’ total compensation. These awards were typically issued in connection with our hiring, and in the case of Mr. Clark, promoting, a named executive officer. In total, we have issued our named executive officers 2,083,333 Class C units of ownership interest. These awards, which were issued in 2007 and 2009, as described in the following table, vest 25% per year over the first four years following issuance:

NAME	GRANT DATE	NUMBER OF CLASS C UNITS ISSUED (1)

James Wagner	August 1, 2007	833,333
Kenneth Clark	July 31, 2007	200,000
	March 5, 2009	516,667
	June 16, 2009	116,667
Frank O’Dowd	June 13, 2007	416,666

(1)	In connection with the reorganization transaction, these units will convert into common shares of The Chefs’ Warehouse, Inc., 169,193 shares of which will be unvested restricted common stock, immediately prior to the effectiveness of this registration statement at a conversion ratio of approximately 0.2942 shares of common stock per Class C unit. See the information under the caption “Certain Relationships and Related-Party Transactions — Reorganization Transaction.”

The number of units issued to each individual was based primarily on a combination of internal pay equity considerations, job responsibilities, overall dilution of current ownership and our lack of any equity incentive compensation prior thereto. Each of the named executive officers made Section 83(b) elections under the Code in connection with these awards. The vesting of these awards will not accelerate upon the consummation of this offering.

In connection with this offering, we expect to adopt The Chefs’ Warehouse, Inc. 2011 Omnibus Equity Incentive Plan, or the Omnibus Plan. The Omnibus Plan will allow us to provide a variety of incentive awards (including annual and long-term incentive awards) to our named executive officers and other employees following completion of the offering. The Omnibus Plan will permit us to issue stock options, restricted stock units, restricted stock, stock appreciation rights, performance units, performance shares and cash incentive awards to eligible employees (including our named executive offers), directors and advisors, as determined by the compensation committee. For more details regarding this plan, see the information under the caption “— 2011 Omnibus Equity Incentive Plan” beginning on page 73 of this prospectus.

Retirement Plans and Other Benefits.  We believe that an important aspect of attracting and retaining qualified individuals to serve as executive officers involves providing health and welfare benefits as well as methods for those individuals to save for retirement. Accordingly, we provide our named executive officers with the following benefits:

●	Health Insurance. We provide each of our named executive officers and their spouses and children the same health, dental and vision insurance coverage we make available to our other eligible employees. We pay both our portion and the executive’s portion of the premiums for these benefits.

●	Disability Insurance. We provide each of our named executive officers with disability insurance.

●	Retirement Benefits. We do not provide pension arrangements or post-retirement health coverage for our named executive officers or employees; however, our named executive officers and other eligible employees are eligible to participate in our 401(k) defined contribution plan. Prior to our 2011 fiscal year we did not match employee contributions under our 401(k) plan. Beginning in 2011, we are making matching contributions for each of our employees, including our named executive officers, in an amount equal to 3% of the employee’s contributions up to 6% of his or her base salary.

●	Nonqualified Deferred Compensation. We do not currently provide any nonqualified defined contribution or other deferred compensation plans to any of our employees.

●	Perquisites. In 2010, we provided certain personal-benefit perquisites to our named executive officers. Other than automobile allowances for certain of our named executive officers and a temporary housing allowance for Mr. O’Dowd, the aggregate incremental cost to us of the perquisites received by each of the named executive officers in 2010 did not exceed $10,000. The cost of the perquisites provided to the named executive officers in 2010 is included in the Summary Compensation Table.

Employment Agreements, Letter Agreements and Severance Benefits
Employment Agreements.   We have entered into an employment agreement with each of Christopher Pappas and John Pappas. Our agreement with Christopher Pappas provides for an annual base salary of $1,000,000 per year as well as reimbursement for a leased automobile. Although his employment agreement provides for a base salary of $1,000,000 annually, in 2006 Mr. C. Pappas’s base salary was reduced to $400,000 with his consent. Mr. C. Pappas’s annual base salary will be $750,000 for fiscal 2011 with his consent. This agreement does not have a stated expiration date, but rather is terminable by Mr. Pappas on 60 days’ notice and by us upon approval of a resolution by our board of directors. This employment agreement also includes a non-competition and non-solicitation provision, pursuant to which Mr. Pappas has agreed, among other things, that for two years following the termination of his employment with us, he will not (i) compete with us or our subsidiaries; (ii) induce an employee of ours to leave our employ; (iii) hire any of our senior executives or full-time sales professionals; or (iv) induce a customer or supplier of ours to cease doing business with us. If Mr. Pappas is terminated by us without cause under certain scenarios, the non-competition and non-solicitation provisions of his employment agreement expire as of the date of termination unless we exercise an option to extend those provisions for up to two years, in exchange for annual payments of $500,000 during those two years.

Our agreement with John Pappas provides for an annual base salary of $1,000,000 per year as well as reimbursement for a leased automobile. Although his employment agreement provides for a base salary of $1,000,000 annually, in 2006 Mr. J. Pappas’s base salary was reduced to $400,000 with his consent.

Mr. J. Pappas’s annual base salary is presently $750,000 for fiscal 2011 with his consent. This agreement does not have a stated expiration date, but rather is terminable by Mr. Pappas on 60 days’ notice and by us upon approval of a resolution by our board of directors. This employment agreement also includes a non-competition and non-solicitation provision, pursuant to which Mr. Pappas has agreed, among other things, that, for two years following the termination of his employment with us, he will not (i) compete with us or our subsidiaries; (ii) induce an employee of ours to leave our employ; (iii) hire any of our senior executives or full-time sales professionals; or (iv) induce a customer or supplier of ours to cease doing business with us. If Mr. Pappas is terminated by us under certain scenarios, the non-competition and non-solicitation provisions of his employment agreement expire as of the date of termination unless we exercise an option to extend those provisions for up to two years, in exchange for annual payments of $500,000 during those two years.

Although the annual base salary for Messrs. C. Pappas and J. Pappas was increased to $750,000 in 2011, their total non-equity compensation in 2011 is expected to be comparable to their total non-equity compensation paid in 2010 after taking into account the $350,000 bonus payment that was made to each in 2010. In addition, upon consummation of this offering, Mr. J. Pappas’s base salary will be $450,000 pursuant to the terms of the replacement employment agreement described below.

Description of Replacement Employment Agreements
We intend to enter into a replacement employment agreement with each of Christopher Pappas and John Pappas prior to consummation of this offering. The replacement employment agreements are expected to have a three-year term and will allow for the automatic extension of the term for successive one-year terms unless either party to the agreement elects not to renew at least 60 days prior to the end of the term. The agreements are expected to provide for an annual base salary of $750,000 for Mr. C. Pappas and an annual base salary of $450,000 for Mr. J. Pappas, an annual cash bonus opportunity for each to be determined by the Board of Directors (or a committee thereof) and the right of each to participate in our equity-based incentive plans. Additionally, the agreements will provide for four weeks of paid vacation annually, a monthly car allowance of $2,000 and participation in our employee benefit plans and programs for salaried employees to the extent permissible under such plans or programs.

The agreements are also expected to provide for severance benefits if either Mr. C. Pappas or Mr. J. Pappas is terminated by us without cause. Upon such a termination, the agreements will provide for the continued payment of base salary for one year from the date of termination and the right to receive any bonus that has been earned but remains unpaid on the date of termination. The agreements also will include a non-competition and non-solicitation provision, pursuant to which the executive will agree, among other things, that for one year following the termination of his employment with us, he will not (i) compete with us or our subsidiaries; (ii) induce a customer or supplier of ours to cease doing business with us or (iii) induce an employee of ours to leave our employ. For purposes of the replacement employment agreements, “cause” is expected to be defined as (i) engaging in willful misconduct that is injurious to our company or our affiliates or (ii) the embezzlement or misappropriation of our, or our affiliates’, funds or property; provided that, no act, or failure to act, is to be considered “willful” unless done, or omitted to be done, not in good faith and without reasonable belief that the action or omission was in the best interest of our company.

Letter Agreements.  On April 8, 2011, we entered into a letter agreement with James Wagner, our chief operating officer, which we modified on June 28, 2011. The letter agreement has no specific term and provides that Mr. Wagner is an at-will employee. Mr. Wagner’s annual base salary under the letter agreement is $250,000 and he is eligible to participate in our annual, performance-based cash incentive program at a target of 100% of his base salary. In connection with entering into the letter agreement with Mr. Wagner, we agreed to issue him upon consummation of this offering restricted shares of our common stock equal to approximately 0.8% of our outstanding shares of common stock upon consummation of this offering, which will result in our incurring a non-cash compensation charge amortized over the life of the award. These shares will vest 50% upon grant and 12.5% per year for each of the first four years following the grant date. Any unvested portion of this award would vest immediately upon our termination of Mr. Wagner without cause or upon consummation of a change in control of our company.

On March 6, 2009, we entered into a letter agreement with Kenneth Clark, our chief financial officer. The letter agreement has no specific term and provides that Mr. Clark is an at-will employee. Mr. Clark’s base salary under the letter agreement was initially $210,000. This amount was increased to $249,000 per year effective as of March 1, 2010. Pursuant to the terms of the letter agreement, Mr. Clark is eligible to participate in our annual, performance-based cash incentive program at a target of 50% of his annual base salary. Mr. Clark’s letter agreement also provides that he is entitled to receive his base salary for a period of twelve months following his termination by us without “cause.”

We entered into a letter agreement, effective as of February 15, 2007, with Frank O’Dowd, our chief information officer. The letter agreement has no specific term and provides that Mr. O’Dowd is an at-will employee. Mr. O’Dowd’s annual base salary under the letter agreement was initially $200,000, which was subsequently increased to $218,500, and he is eligible to participate in our annual, performance-based cash incentive program at a target of 50% of his annual base salary. Mr. O’Dowd’s letter agreement also provides that he is entitled to receive his base salary for a period of six months following his termination by us without “cause.”

Neither Mr. Wagner’s nor Mr. O’Dowd’s letter agreement defines “cause.” Mr. Clark’s letter agreement defines “cause” as termination of employment by us due to (i) conviction of, or plea of, nolo contendre, with respect to any felony, or any act of fraud, embezzlement or dishonesty against us or any of our subsidiaries, or any act of moral turpitude or any conduct in which he engages during his employment that tends to bring us or any of our subsidiaries into substantial public disgrace or disrepute, (ii) the commission of any act or omission involving fraud with respect to us or any of our subsidiaries or in connection with any relationship between us or any of our subsidiaries and any customer or supplier, (iii) use of illegal drugs or repetitive abuse of other drugs or repetitive excess consumption of alcohol interfering with the performance of his duties, (iv) the gross negligence or willful misconduct in the performance of his duties with respect to us or any of our subsidiaries or (v) failure to follow the lawful directives of our president.

Other Severance Benefits.  As described above, we have entered into letter agreements with each of Messrs. Clark and O’Dowd pursuant to which we have agreed to pay these individuals severance benefits if they are terminated by us without “cause.” We have entered into a separate severance agreement with Mr. Wagner pursuant to which Mr. Wagner is entitled to receive his base salary for twelve months following our termination of his employment without “cause,” or, if earlier, until the date he begins employment with a new company or business; provided that Mr. Wagner provides the release described therein. Mr. Clark’s agreement with us provides that we will pay him his base salary for twelve months following our termination of his employment without “cause.” Our agreement with Mr. O’Dowd requires that we pay him his base salary for six months following our termination of his employment without “cause.”

Mr. Wagner’s agreement defines “cause” as (i) willful refusal to perform, in any material respect, his duties or responsibilities for us; (ii) material breach of his Confidentiality, Non-Solicit, Non-Interference, Non-Compete and Severance Agreement with us; (iii) gross negligence or willful disregard in the performance of his duties or responsibilities; (iv) willful disregard, in any material respect, of any financial or other budgetary limitations applicable to Mr. Wagner; (v) the commission of any act or omission involving fraud with respect to us or our subsidiaries or any customer or supplier of ours that were established in good faith; or (vi) use of illegal drugs, repetitive abuse of other drugs or repetitive consumption of alcohol interfering with the performance of his duties.

In determining the length of the severance benefits that we would pay these named executive officers following their termination, we considered the need to be able to competitively recruit and retain talented executive officers who often times seek protection against the possibility that they might be terminated without cause or forced to resign without cause, particularly following a change of control. None of our named executive officers are entitled to receive single trigger cash payments upon a change in control involving us.

2011 Compensation
For 2011, the base salary for Messrs. C. Pappas and J. Pappas was increased to $750,000. They will not be eligible for any non-equity incentive plan compensation for 2011. As described above, upon consummation of this offering, Mr. J. Pappas’s base salary will be $450,000. Mr. Wagner’s annual base salary was increased to $250,000 in connection with his promotion to chief operating officer. The annual base salaries of Messrs. Clark and O’Dowd are unchanged for fiscal 2011. Each of our named executive officers, other than Messrs. C. Pappas and J. Pappas, will be eligible to receive performance-based cash incentive payments in the first quarter of 2012 if we achieve performance targets related to our fiscal 2011 revenues, operating profit and EBITDA. The bonus target, expressed as a percentage of annual base salary, that Messrs. Clark and O’Dowd are each entitled to receive is the same as the target for fiscal 2010, and Mr. Wagner’s target is 100% of his annual base salary. In connection with our promoting Mr. Wagner to chief operating officer, we have agreed to award him an additional equity interest in our company equal to approximately 0.8% of our outstanding common stock upon consummation of this offering. This award, which will be issued upon consummation of this offering, vests 50% upon grant and 12.5% per year on each of the first four anniversaries following the grant date. Any unvested portion of this award would vest immediately upon our termination of Mr. Wagner without cause or upon consummation of a change in control of our company.

Tax and Accounting Implications
Deductibility of Executive Compensation.  The accounting and tax treatment of particular forms of compensation have not, to date, materially affected our compensation decisions. Following the consummation of this offering, we expect that our compensation committee will consider the effect of accounting and tax treatment regarding executive compensation when making decisions regarding the amount and form of compensation that we will pay our named executive officers. For instance, we expect that our compensation committee will review and consider the deductibility of executive compensation under Section 162(m) of the Code, which generally disallows tax deductions to public companies for certain compensation in excess of $1,000,000 that is paid in any one tax year to certain of our most highly compensated employees. There is an exception to the limit on deductibility for performance-based compensation that meets certain requirements. We believe that the compensation paid under the Omnibus Plan, including any performance-based cash incentive compensation, should be fully deductible for federal income tax purposes. In certain situations, however, we may approve compensation that will not meet these requirements in order to ensure competitive levels of total compensation for our named executive officers.

Accounting for Equity-Based Compensation.  Accounting rules require that we expense equity-based compensation awards, including awards under the Omnibus Plan.

2010 Summary Compensation Table

The table below summarizes the compensation paid or accrued by us during the 2010 fiscal year for our chief executive officer, chief financial officer and each of our next three highest paid executive officers whose total compensation exceeded $100,000 for the 2010 fiscal year.

							CHANGE IN PENSION
							VALUE AND
							NONQUALIFIED
						NON-EQUITY	DEFERRED
				STOCK	OPTION	INCENTIVE PLAN	COMPENSATION	ALL OTHER
NAME AND PRINCIPAL		SALARY	BONUS	AWARDS	AWARDS	COMPENSATION(1)	EARNINGS	COMPENSATION
POSITION	YEAR	($)	($)	($)	($)	($)	($)	(2) ($)	TOTAL ($)

Christopher Pappas –	2010	$400,000	—	—	—	$350,000	—	$29,605	$779,605
Chief Executive Officer
John Pappas –	2010	$400,000	—	—	—	$350,000	—	$28,324	$778,324
Vice Chairman
James Wagner –	2010	$227,458	—	—	—	$138,730	—	$9,355	$375,543
Chief Operating Officer (3)
Kenneth Clark –	2010	$242,500	—	—	—	$124,500	—	$5,497	$372,497
Chief Financial Officer (4)
Frank O’Dowd –	2010	$218,500	—	—	—	$109,250	—	$29,321	$357,071
Chief Information Officer

(1)	Amounts reflect those amounts earned by the named executive officer under our fiscal 2010 performance-based, annual cash incentive program. For a description of this program, please see the information under the caption “Performance-Based, Annual Cash Incentive Compensation” above.
(2)	The following table breaks out the components of the “All Other Compensation” paid to our named executive officers in fiscal 2010:

	MEDICAL, DENTAL AND
	VISION INSURANCE			HOUSING
NAME	PREMIUMS(a)	AUTOMOBILE(b)		ALLOWANCE	TOTAL

Christopher Pappas	$5,605	$24,000		—	$29,605
John Pappas	5,524	22,800		—	28,324
James Wagner	5,605	3,750	(c)	—	9,355
Kenneth Clark	5,497	—		—	5,497
Frank O’Dowd	4,121	—		$25,200	29,321

(a)	This amount reflects each named executive officer’s portion of the premiums for his and his family’s medical, dental and vision insurance that we pay on his behalf.

(b)	Mr. Christopher Pappas and Mr. Wagner are provided with monthly car allowances and Mr. John Pappas is provided with an automobile leased by us.

(c)	Mr. Wagner receives a car allowance of $750 per month, which began in August 2010.

(3)	Mr. Wagner’s annual base salary was $218,500 for the first seven months of 2010. On August 1, 2010, Mr. Wagner’s annual base salary increased to $240,000.

(4)	Mr. Clark’s annual base salary was $210,000 for the first two months of 2010. Effective as of March 1, 2010, Mr. Clark’s annual base salary increased to $249,000.

2010 Grants of Plan-Based Awards

We did not grant any plan-based awards in 2010.

Outstanding Equity Awards at 2010 Fiscal Year End

The following table sets forth certain information with respect to our Class C units, the only class of our outstanding equity held by our named executive officers that had not yet vested as of December 24, 2010:

UNIT AWARDS
		NUMBER	MARKET
		OF UNITS	VALUE OF
		THAT	UNITS
		HAVE	THAT
		NOT	HAVE NOT
		VESTED	VESTED (2)
NAME	TYPE OF UNITS (1)	(#)	($)

Christopher Pappas	N/A	N/A	N/A
John Pappas	N/A	N/A	N/A
James Wagner	Class C Units	208,333 (3)	$80,687
Kenneth Clark	Class C Units	525,000 (4)	203,333
Frank O’Dowd	Class C Units	104,167 (5)	40,344

(1)	In connection with the reorganization transaction, these units will convert into common shares of The Chefs’ Warehouse, Inc. immediately prior to the effectiveness of this registration statement at a conversion ratio of approximately 0.2942 shares of common stock per Class C unit. See the information under the caption “Certain Relationships and Related-Party Transactions — Reorganization Transaction” for more information regarding this reorganization transaction.

(2)	The value presented in the table is equal to the product of the number of units that had not vested as of December 24, 2010 multiplied by the per unit price we had paid to repurchase Class C units from former employees during 2010 on the date closest to December 24, 2010. We calculated these repurchase prices based on an estimated enterprise value for our company (based on a multiple of our trailing twelve months of EBITDA at each repurchase date) less outstanding debt and the accreted value of our Class A units. Using the midpoint of the estimated price range set forth on the cover page of this prospectus, and after giving effect to the conversion of the Class C units to shares of our common stock at a conversion ratio of approximately 0.2942 shares of common stock per Class C unit, the market value of the unvested Class C units for each of Messrs. Wagner, Clark and O’Dowd would be $919,538, $2,317,241 and $459,772, respectively.

(3)	Mr. Wagner’s 208,333 unvested Class C units will vest on August 1, 2011.

(4)	Of Mr. Clark’s 525,000 unvested Class C units, 50,000 units will vest on July 31, 2011; 129,167 units will vest on each of March 5, 2011 and March 5, 2012; 129,166 units will vest on March 5, 2013; 29,167 units will vest on each of June 16, 2011 and June 16, 2012; and 29,166 units will vest on June 16, 2013.

(5)	Mr. O’Dowd’s 104,167 unvested Class C units vested on June 13, 2011.

2010 Units Vested Table

The following table sets forth certain information with respect to the number of Class C units that our named executive officers received upon vesting in fiscal 2010. There were no other equity-based awards that vested in fiscal 2010.

	CLASS C UNITS
	NUMBER OF
	UNITS
	ACQUIRED	VALUE REALIZED
	ON VESTING	ON VESTING (1)
NAME	(#)	($)

Christopher Pappas	N/A	N/A
John Pappas	N/A	N/A
James Wagner	208,333	$111,714
Kenneth Clark	208,334	83,711
Frank O’Dowd	104,167	49,553

(1)	The value presented in the table is equal to the product of the number of units vesting on each applicable vesting date multiplied by the per unit price we had paid to repurchase Class C units from former employees during 2010 on the date closest to the applicable vesting date. We calculated these repurchase prices based on an estimated enterprise value for our company (based on a multiple of our trailing twelve months of EBITDA at each repurchase date) less outstanding debt and the accreted value of our Class A units. Using the midpoint of the estimated price range set forth on the cover page of this prospectus, and after giving effect to the conversion of the Class C units to shares of our common stock at a conversion ratio of approximately 0.2942 shares of common stock per Class C unit, the market value of the Class C units that vested in 2010 for each of Messrs. Wagner, Clark and O’Dowd would be $919,538, $919,543 and $459,772, respectively.

Change in Control and Termination Pay Tables

The tables below reflect the amount of compensation payable to each of our named executive officers in the event of termination of such executive’s employment. The amount of compensation payable to each named executive officer upon voluntary termination, early or normal retirement and involuntary not-for-cause termination and in the event of disability or death of the executive is shown below. The amounts shown assume that such termination was effective as of December 24, 2010, and thus include amounts earned through such time, and are estimates of the amounts which would be paid out to the executives upon their termination. The actual amounts to be paid out can only be determined at the time of such executive’s separation from us.

Christopher Pappas

	VOLUNTARY	EARLY	NORMAL	INVOLUNTARY
EXECUTIVE BENEFITS	TERMINATION	RETIREMENT	RETIREMENT	NOT-FOR-CAUSE	DISABILITY	DEATH
AND PAYMENTS UPON	ON	ON	ON	TERMINATION	ON	ON
SEPARATION	12/24/2010	12/24/2010	12/24/2010	ON 12/24/2010	12/24/2010	12/24/2010

Performance-based Cash Incentive Plan	—	—	—	—	—	—
Acceleration of Vesting of Class B Units	—	—	—	—	—	—
Change in Control Payment	—	—	—	—	—	—
Cash Severance Payment	—	—	—	—	—	—
Health and Welfare Benefits	—	—	—	—	—	—
Excise Tax and Gross-Up	—	—	—	—	—	—
Total	—	—	—	—	—	—

John Pappas

	VOLUNTARY	EARLY	NORMAL	INVOLUNTARY
EXECUTIVE BENEFITS	TERMINATION	RETIREMENT	RETIREMENT	NOT-FOR-CAUSE	DISABILITY	DEATH
AND PAYMENTS UPON	ON	ON	ON	TERMINATION	ON	ON
SEPARATION	12/24/2010	12/24/2010	12/24/2010	ON 12/24/2010	12/24/2010	12/24/2010

Performance-based Cash Incentive Plan	—	—	—	—	—	—
Acceleration of Vesting of Class B Units	—	—	—	—	—	—
Change in Control Payment	—	—	—	—	—	—
Cash Severance Payment	—	—	—	—	—	—
Health and Welfare Benefits	—	—	—	—	—	—
Excise Tax and Gross-Up	—	—	—	—	—	—
Total	—	—	—	—	—	—

James Wagner

	VOLUNTARY	EARLY		INVOLUNTARY
EXECUTIVE BENEFITS	TERMINATION	RETIREMENT	NORMAL	NOT-FOR-CAUSE		DISABILITY	DEATH
AND PAYMENTS UPON	ON	ON	RETIREMENT	TERMINATION		ON	ON
SEPARATION	12/24/2010	12/24/2010	ON 12/24/2010	ON 12/24/2010		12/24/2010	12/24/2010

Performance-based Cash Incentive Plan	$138,730	$138,730	$138,730	$138,730		$138,730	$138,730
Acceleration of Vesting of Class C Units (1)	—	—	—	—		—	—
Change in Control Payment	—	—	—	—		—	—
Cash Severance Payment	—	—	—	$250,000	(2)	—	—
Health and Welfare Benefits	—	—	—	—		—	—
Excise Tax and Gross-Up	—	—	—	—		—	—
Total	138,730	138,730	138,730	$388,730		138,730	138,730

(1)	Pursuant to the terms of our Amended and Restated Limited Liability Company Agreement, Mr. Wagner would forfeit all of his unvested shares upon his termination of employment for any reason. Mr. Wagner would forfeit all of his vested and unvested Class C units upon our termination of his employment for “Cause” (as defined in our Amended and Restated Limited Liability Company Agreement) or upon his engaging in any activity that is competitive with us, including soliciting our customers or soliciting or hiring our employees. In the event of an Approved Company Sale, as defined in our Amended and Restated Limited Liability Company Agreement, Mr. Wagner’s unvested Class C units will immediately vest. Because the Class C units are equity interests in a private limited liability company, the market value of such interests is not readily determinable. Using the midpoint of the estimated price range set forth on the cover page of this prospectus, and after giving effect to the conversion of the Class C units to shares of our common stock at a conversion ratio of approximately 0.2942 shares of common stock per Class C unit, the market value of the unvested Class C units would be $919,538. The actual amount that would have been received could only have been determined at the time of an actual change in control based on the actual net proceeds received in connection with such change in control which likely would have varied from this amount.

(2)	Mr. Wagner is entitled to receive his base salary for twelve months following our termination of his employment without cause. These payments would cease earlier than the 12-month anniversary of our termination of his employment if Mr. Wagner becomes employed by another company during that period.

Kenneth Clark

	VOLUNTARY	EARLY		INVOLUNTARY
EXECUTIVE BENEFITS	TERMINATION	RETIREMENT	NORMAL	NOT-FOR-CAUSE		DISABILITY	DEATH
AND PAYMENTS UPON	ON	ON	RETIREMENT	TERMINATION		ON	ON
SEPARATION	12/24/2010	12/24/2010	ON 12/24/2010	ON 12/24/2010		12/24/2010	12/24/2010

Performance-based Cash Incentive Plan	$124,500	$124,500	$124,500	$124,500		$124,500	$124,500
Acceleration of Vesting of Class C Units (1)	—	—	—	—		—	—
Change in Control Payment	—	—	—	—		—	—
Cash Severance Payment	—	—	—	$249,000	(2)	—	—
Health and Welfare Benefits	—	—	—	—		—	—
Excise Tax and Gross-Up	—	—	—	—		—	—
Total	$124,500	$124,500	$124,500	$373,500		$124,500	$124,500

(1)	Pursuant to the terms of our Amended and Restated Limited Liability Company Agreement, Mr. Clark would forfeit all of his unvested shares upon his termination of employment for any reason. Mr. Clark would forfeit all of his vested and unvested Class C units upon our termination of his employment for “Cause” (as defined in our Amended and Restated Limited Liability Company Agreement) or upon his engaging in any activity that is competitive with us, including soliciting our customers or soliciting or hiring our employees. In the event of an Approved Company Sale, as defined in our Amended and Restated Limited Liability Company Agreement, Mr. Clark’s unvested Class C units will immediately vest. Because the Class C units are equity interests in a private limited liability company, the market value of such interests is not readily determinable. Using the midpoint of the estimated price range set forth on the cover page of this prospectus, and after giving effect to the conversion of the Class C units to shares of our common stock at a conversion ratio of approximately 0.2942 shares of common stock per Class C unit, the market value of the unvested Class C units would be $2,317,241. The actual amount that would have been received could only have been determined at the time of an actual change in control based on the actual net proceeds received in connection with such change in control which likely would have varied from this amount.

(2)	Mr. Clark is entitled to receive his base salary for twelve months following our termination of his employment without cause.

Frank O’Dowd

	VOLUNTARY	EARLY		INVOLUNTARY
EXECUTIVE BENEFITS	TERMINATION	RETIREMENT	NORMAL	NOT-FOR-CAUSE		DISABILITY	DEATH
AND PAYMENTS UPON	ON	ON	RETIREMENT	TERMINATION		ON	ON
SEPARATION	12/24/2010	12/24/2010	ON 12/24/2010	ON 12/24/2010		12/24/2010	12/24/2010

Performance-based Cash Incentive Plan	$109,250	$109,250	$109,250	$109,250		$109,250	$109,250
Acceleration of Vesting of Class C Units(1)	—	—	—	—		—	—
Change in Control Payment	—	—	—	—		—	—
Cash Severance Payment	—	—	—	$109,250	(2)	—	—
Health and Welfare Benefits	—	—	—	—		—	—
Excise Tax and Gross-Up	—	—	—	—		—	—
Total	$109,250	$109,250	$109,250	$218,500		$109,250	$109,250

(1)	Pursuant to the terms of our Amended and Restated Limited Liability Company Agreement, Mr. O’Dowd would forfeit all of his unvested shares upon his termination of employment for any reason. Mr. O’Dowd would forfeit all of his vested and unvested Class C units upon our termination of his employment for “Cause” (as defined in our Amended and Restated Limited Liability Company Agreement) or upon his engaging in any activity that is competitive with us, including soliciting our customers or soliciting or hiring our employees. In the event of an Approved Company Sale, as defined in our Amended and Restated Limited Liability Company Agreement, Mr. O’Dowd’s unvested Class C units will immediately vest. Because the Class C units are equity interests in a private limited liability company, the market value of such interests is not readily determinable. Using the midpoint of the estimated price range set forth on the cover page of this prospectus, and after giving effect to the conversion of the Class C units to shares of our common stock at a conversion ratio of approximately 0.2942 shares of common stock per Class C unit, the market value of the unvested Class C units would be $459,772. The actual amount that would have been received could only have been determined at the time of an actual change in control based on the actual net proceeds received in connection with such change in control which likely would have varied from this amount.

(2)	Mr. O’Dowd is entitled to receive his base salary for six months following our termination of his employment without cause.

Director Compensation

During 2010, we did not pay any compensation to our directors other than John Couri and Dean Facatselis for their service on our board. We paid Mr. Couri a $25,000 retainer and Mr. Facatselis a $39,780 retainer.

Following consummation of this offering, we intend to pay each of our independent directors an annual retainer of $50,000 consisting of an equal mix of cash and equity-based compensation. We do not intend to pay directors for attending meetings of the board or its committees, or for chairing committees of the board. We may also grant additional equity-based awards to our independent directors. In addition, we will reimburse our independent directors for their expenses incurred in attending board and committee meetings.

The table below summarizes the compensation paid by us to our directors for the 2010 fiscal year:

2010 DIRECTOR COMPENSATION TABLE

CHANGE IN PENSION
VALUE AND
	FEES				NONQUALIFIED
	EARNED			NON-EQUITY	DEFERRED
	OR PAID	STOCK	OPTION	INCENTIVE PLAN	COMPENSATION	ALL OTHER
	IN CASH	AWARDS	AWARDS	COMPENSATION	EARNINGS	COMPENSATION	TOTAL
NAME	($)	($)	($)	($)	($)	($)	($)

Christopher Pappas(1)	—	—	—	—	—	—
John Pappas (1)	—	—	—	—	—	—
John Couri	$25,000	—	—	—	—	—	$25,000
Dean Facatselis	$39,780	—	—	—	—	—	$39,780
Joseph M. Sharfenberger, Jr.(1)(2)	—	—	—	—	—	—	—
Stephen Murray(1)(2)	—	—	—	—	—	—	—

(1)	These individuals did not receive any compensation for their service as a director.

(2)	These individuals no longer serve as directors of our company.

2011 Omnibus Equity Incentive Plan

Overview
We anticipate that prior to the consummation of this offering, The Chefs’ Warehouse, Inc. 2011 Omnibus Equity Incentive Plan, or the Omnibus Plan, will be adopted by our board of directors. The purpose of the Omnibus Plan will be to promote the interests of the Company and its stockholders by (i) attracting and retaining key officers, employees and directors; (ii) motivating such individuals by means of performance-related incentives to achieve long-range performance goals; (iii) enabling such individuals to participate in the long-term growth and financial success of the Company; (iv) encouraging ownership of stock in the Company by such individuals; and (v) linking their compensation to the long-term interests of the Company and its stockholders.

Set forth below is a summary of the expected terms of the Omnibus Plan, which is qualified in its entirety by the full text of the Omnibus Plan, a copy of which is filed as an exhibit to the registration statement of which this prospectus is a part.

Summary of Material Terms

Eligibility and Administration of the Omnibus Plan.  Any key officer, employee, consultant or director shall be eligible to be a designated participant. The Omnibus Plan will be administered by a “Committee” composed of at least two “non-employee directors,” within the meaning of Section 16 of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and Rule 16b-3 thereunder, each of whom is designated as: (i) an “outside director” for purposes of Section 162(m) of the Internal Revenue Code of 1986, as amended, or the Code, and (ii) “independent” within the meaning of the listing standards of The NASDAQ Stock Market.

Subject to the terms of the Omnibus Plan and applicable law, and in addition to other express powers and authorizations conferred on the Committee by the Omnibus Plan, the Committee shall have full power and authority in its discretion (and in accordance with Section 409A of the Code with respect to awards subject thereto) to: (i) designate participants; (ii) determine eligibility for participation in the Omnibus Plan and decide all questions concerning eligibility for and the amount of awards under the Omnibus Plan; (iii) determine the type or types of awards to be granted to a participant; (iv) determine the number of shares to be covered by, or with respect to which payments, rights or other matters are to be calculated in connection with awards; (v) determine the timing, terms, and conditions of any award; (vi) accelerate the time at which all or any part of an award may be settled or exercised; (vii) determine whether, to what extent, and under what circumstances awards may be settled or exercised in cash, shares, other securities, other awards or other property, or canceled, forfeited or suspended and the method or methods by which awards may be settled, exercised, canceled, forfeited or suspended; (viii) determine whether, to what extent, and under what circumstances cash, shares, other securities, other awards, other property, and other amounts payable with respect to an award shall be deferred either automatically or at the election of the holder thereof or of the Committee; (ix) grant awards as an alternative to, or as the form of payment for grants or rights earned or payable under, other bonus or compensation plans, arrangements or policies of the Company or a subsidiary or affiliate; (x) grant substitute awards on such terms and conditions as the Committee may prescribe, subject to compliance with the incentive stock option rules under Section 422 of the Code and the nonqualified deferred compensation rules under Section 409A of the Code, where applicable; (xi) make all determinations under the Omnibus Plan concerning any participant’s separation from service with the Company or a subsidiary or affiliate, including whether such separation occurs by reason of cause, good reason, disability, retirement, or in connection with a change in control and whether a leave constitutes a separation from service; (xii) interpret and administer the Omnibus Plan and any instrument or agreement relating to, or award made under, the Omnibus Plan; (xiii) except to the extent prohibited under the terms of the Omnibus Plan, amend or modify the terms of any award at or after grant with the consent of the holder of the award; (xiv) establish, amend, suspend or waive such rules and regulations and appoint such agents as it shall deem appropriate for the proper administration of the Omnibus Plan; and (xv) make any other determination and take any other action that the Committee deems necessary or desirable for the administration of the Omnibus Plan.

Limitations on Omnibus Plan Awards.  No participant may receive options or stock appreciation rights, or SARs, under the Omnibus Plan in any calendar year that, taken together, relate to more than 200,000 shares. With respect to any covered officer, the maximum annual number of shares in respect of which all performance awards may be granted under the Omnibus Plan is 200,000, and the maximum amount of all performance awards that are settled in cash and that may be granted under the Omnibus Plan in any year is $2,000,000.

Shares Subject to Omnibus Plan.  The number of shares of common stock, no par value per share, of the Company (each, a “Share” and collectively, the “Shares”) which may be issued pursuant to all awards after the effective date of the Omnibus Plan is equal to 1,750,000 (the “Share Reserve”). Each Share issued pursuant to an option, restricted stock award, restricted stock unit or redeemed portion of a SAR shall reduce the Share Reserve by one (1) share. If any award granted under the Omnibus Plan (whether before or after the effective date of the Omnibus Plan) shall expire, terminate, be settled in cash (in whole or in part) or otherwise be forfeited or canceled for any reason before it has vested or been exercised in full, the shares subject to such award shall, to the extent of such expiration, cash settlement, forfeiture, or termination, again be available for awards under the Omnibus Plan. The Committee may make such other determinations regarding the counting of shares issued pursuant to the Omnibus Plan as it deems necessary or advisable, provided that such determinations shall be permitted by law. Notwithstanding the foregoing, if an option or SAR is exercised, in whole or in part, by tender of shares or if the Company’s tax withholding obligation is satisfied by withholding shares, the number of shares deemed to have been issued under the Omnibus Plan shall be the number of shares that were subject to the option or SAR or portion thereof, and not the net number of shares actually issued and any SARs to be settled in shares shall be counted in full against the number of shares available for issuance under the Omnibus Plan, regardless of the number of shares issued upon the settlement of the SAR.

Stock Options and Stock Appreciation Rights.  The Committee shall have sole and complete authority to determine the participants to whom options and SARs shall be granted, the number of shares subject to each award, the exercise price and the conditions and limitations applicable to the exercise of each option and SAR. An option may be granted with or without a related SAR. A SAR may be granted with or without a related option. The grant of an option or SAR shall occur when the Committee by resolution, written consent or other appropriate action determines to grant such option or SAR for a particular number of shares to a particular participant at a particular option price or grant price, as the case may be, or such later date as the Committee shall specify in such resolution, written consent or other appropriate action. The Committee shall have the authority to grant incentive stock options and to grant non-qualified stock options. In the case of incentive stock options, the terms and conditions of such grants shall be subject to and comply with Section 422 of the Code, as from time to time amended, and any regulations implementing such statute. To the extent the aggregate fair market value (determined at the time the incentive stock option is granted) of the shares with respect to which all incentive stock options are exercisable for the first time by an employee during any calendar year (under all plans described in Section 422(d) of the Code of the employee’s employer corporation and its parent and subsidiaries) exceeds $100,000, such options shall be treated as non-qualified stock options. Incentive stock options may not be granted to any individual who, at the time of grant owns stock possessing more than 10% of the total combined voting power of all of the outstanding common stock of the Company or any of its subsidiaries, unless the exercise price is not less than 110% of the fair market value of the common stock on the date of the grant and the exercise of such option is prohibited by its terms after the expiration of five years from the date of grant of such option.

Each option and SAR shall be exercisable at such times and subject to such terms and conditions as the Committee may, in its sole discretion, specify in the applicable award agreement or thereafter. The Committee may impose such conditions with respect to the exercise of options or SARs, including without limitation, any relating to the application of federal, state or foreign securities laws or the Code, as it may deem necessary or advisable. The exercise of any option granted under the Omnibus Plan shall be effective only at such time as the sale of shares pursuant to such exercise will not violate any state or federal securities or other laws.

An option or SAR may be exercised in whole or in part at any time, with respect to whole shares only, within the period permitted thereunder for the exercise thereof, and shall be exercised by written notice of intent to exercise the option or SAR, delivered to the Company at its principal office, and payment in full to the Company at the direction of the Committee of the amount of the option price for the number of Shares with respect to which the option is then being exercised.

Payment of the option price shall be made in (i) cash or cash equivalents, or, (ii) at the discretion of the Committee, by transfer, either actually or by attestation, to the Company of unencumbered shares previously acquired by the participant, valued at the fair market value of such shares on the date of exercise (or next succeeding trading date, if the date of exercise is not a trading date), together with any applicable withholding taxes, such transfer to be upon such terms and conditions as determined by the Committee, (iii) by a combination of (i) or (ii), or (iv) by any other method approved or accepted by the Committee in its sole discretion, including, if the Committee so determines, (x) a cashless (broker-assisted) exercise that complies with applicable laws or (y) withholding shares (net-exercise) otherwise deliverable to the participant pursuant to the option having an aggregate fair market value at the time of exercise equal to the total option price. Until the optionee has been issued the shares subject to such exercise, he or she shall possess no rights as a stockholder with respect to such shares. The Company reserves, at any and all times in the Company’s sole discretion, the right to establish, decline to approve or terminate any program or procedures for the exercise of options by means of a method set forth in subsection (iv) above, including with respect to one or more participants specified by the Company notwithstanding that such program or procedures may be available to other participants.

Restricted Shares and Restricted Share Units.  The Committee shall have sole and complete authority to determine the participants to whom restricted shares and restricted share units shall be granted, the number of restricted shares and/or the number of restricted share units to be granted to each participant, the duration of the period during which, and the conditions under which, the restricted shares and restricted share units may be forfeited to the Company, and the other terms and conditions of such awards. The restricted share and restricted share unit awards shall be evidenced by award agreements in such form as the Committee shall from time to time approve, which agreements shall comply with and be subject to the terms and conditions provided hereunder and any additional terms and conditions established by the Committee that are consistent with the terms of the Omnibus Plan.

Each restricted share and restricted share unit award made under the Omnibus Plan shall be for such number of shares as shall be determined by the Committee and set forth in the award agreement containing the terms of such restricted share or restricted share unit award. Such agreement shall set forth a period of time during which the grantee must remain in the continuous employment (or other service-providing capacity) of the Company in order for the forfeiture and transfer restrictions to lapse. If the Committee so determines, the restrictions may lapse during such restricted period in installments with respect to specified portions of the shares covered by the restricted share or restricted share unit award. The award agreement may also, in the discretion of the Committee, set forth performance or other conditions that will subject the shares to forfeiture and transfer restrictions. The Committee may, at its discretion, waive all or any part of the restrictions applicable to any or all outstanding restricted share and restricted share unit awards.

Each restricted share unit shall have a value equal to the fair market value of a share. Restricted share units may be paid in cash, shares, other securities or other property, as determined in the sole discretion of the Committee, upon the lapse of the restrictions applicable thereto, or otherwise in accordance with the applicable award agreement. The applicable award agreement shall specify whether a participant will be entitled to receive dividend equivalent rights in respect of restricted share units at the time of any payment of dividends to stockholders on shares.

Performance Awards.  The Committee shall have sole and complete authority to determine the participants who shall receive a performance award, which shall consist of a right that is (i) denominated in cash or shares (including but not limited to restricted shares and restricted share units), (ii) valued, as determined by the Committee, in accordance with the achievement of such performance goals during such performance periods as the Committee shall establish, and (iii) payable at such time and in such form as the Committee shall determine.

Subject to the terms of the Omnibus Plan and any applicable award agreement, the Committee shall determine the performance goals to be achieved during any performance period, the length of any performance period, the amount of any performance award and the amount and kind of any payment or transfer to be made pursuant to any performance award, and may amend specific provisions of the performance award, provided, however, that such amendment may not adversely affect existing performance awards made within a performance period commencing prior to implementation of the amendment.

Performance awards may be paid in a lump sum or in installments following the close of the performance period or, in accordance with the procedures established by the Committee, on a deferred basis. Separation from service prior to the end of any performance period, other than for reasons of death or disability, will result in the forfeiture of the performance award, and no payments will be made. Notwithstanding the foregoing, the Committee may in its discretion, waive any performance goals and/or other terms and conditions relating to a performance award. A participant’s rights to any performance award may not be sold, assigned, transferred, pledged, hypothecated or otherwise encumbered or disposed of in any manner, except by will or the laws of descent and distribution, and/or except as the Committee may determine at or after grant.

Awards that are granted as performance-based awards to certain officers of the Company shall be based upon the attainment of performance goals established by the Committee and payable at such time and in such form as the Committee shall determine. The performance objectives of performance-based awards to certain officers under the Omnibus Plan may include one or more or a combination of objectives, including the following: (i) earnings before any one or more of the following: interest, taxes, depreciation, amortization and/or stock compensation; (ii) operating (or gross) income or profit; (iii) operating efficiencies; (iv) return on equity, assets, capital, capital employed or investment; (v) after tax operating income; (vi) net income; (vii) earnings or book value per share; (viii) financial ratios; (ix) cash flow(s); (x) total sales or revenues or sales or revenues per employee; (xi) production (separate work units); (xii) stock price or total stockholder return; (xiii) dividends; (xiv) debt or cost reduction; (xv) strategic business objectives, consisting of one or more objectives based on meeting specified cost targets, business expansion goals (including, without limitation, developmental, strategic or manufacturing milestones of products or projects in development, execution of contracts with current or prospective customers and development of business expansion strategies) and goals relating to acquisitions, joint ventures or collaborations or divestitures; or (xvi) any combination thereof.

To the extent necessary to comply with Section 162(m) of the Code, with respect to grants of performance awards, no later than 90 days following the commencement of each performance period (or such other time as may be required or permitted by Section 162(m) of the Code), the Committee shall, in writing, (1) select the performance goal or goals applicable to the performance period, (2) establish the various targets and bonus amounts which may be earned for such performance period, and (3) specify the relationship between performance goals and targets and the amounts to be earned by each covered officer for such performance period. Following the completion of each performance period, the Committee shall certify in writing whether the applicable performance targets have been achieved and the amounts, if any, payable to covered officers for such performance period. In determining the amount earned by a covered officer for a given performance period, subject to any applicable award agreement, the Committee shall have the right to reduce (but not increase) the amount payable at a given level of performance to take into account additional factors that the Committee may deem relevant in its sole discretion to the assessment of individual or corporate performance for the performance period.

Other Stock-Based Awards.  The Committee shall have the authority to determine the participants who shall receive other equity-based awards, as deemed by the Committee to be consistent with the purposes of the Omnibus Plan. Subject to the terms of the Omnibus Plan and any applicable award agreement, the Committee shall determine the terms and conditions of any such other stock-based award.

Non-Employee Director Awards.  The board of directors may provide that all or a portion of a non-employee director’s annual retainer, meeting fees and/or other awards or compensation as determined by the board of directors, be payable (either automatically or at the election of a non-employee director) in the form of non-qualified stock options, restricted shares, restricted share units and/or other stock-based awards, including unrestricted shares. The board of directors shall have full power and authority in its discretion to determine the terms and conditions of any such awards, including the terms and conditions which may apply upon a termination of the non-employee director’s service as a member of the board of directors and shall have full power and authority in its discretion to administer such awards, subject to the terms of the Omnibus Plan and applicable law.

Separation from Service.  The Committee shall have the full power and authority to determine the terms and conditions that shall apply to any award upon a separation from service with the Company, its subsidiaries and affiliates, including a separation from the Company with or without cause, by a participant voluntarily, or by reason of death, disability, early retirement or retirement, and may provide such terms and conditions in the award agreement or in such rules and regulations as it may prescribe.

Change in Control.  Unless otherwise provided by the Committee, or in an award agreement or by a contractual agreement between the Company and a participant, if, within one year following a change in control, a participant separates from service with the Company (or its successor) by reason of (a) death; (b) disability; (c) normal retirement or early retirement; (d) for good reason by the participant; or (e) involuntary termination by the Company for any reason other than for cause, all outstanding awards of such participant shall vest, become immediately exercisable and payable and have all restrictions lifted. For purposes of an award subject to Section 409A of the Code, good reason shall exist only if (i) the participant notifies the Company of the event establishing good reason within 90 days of its initial existence, (ii) the Company is provided 30 days to cure such event and (iii) the participant separates from service with the Company (or its successor) within 180 days of the initial occurrence of the event.

In the event of a change in control, the surviving, continuing, successor, or purchasing corporation or other business entity or parent thereof, as the case may be, or the Acquiror (in accordance with Section 409A of the Code, to the extent applicable), may, without the consent of any participant, either assume or continue the Company’s rights and obligations under each or any award or portion thereof outstanding immediately prior to the change in control or substitute for each or any such outstanding award or portion thereof a substantially equivalent award with respect to the Acquiror’s stock, as applicable, provided, that in the event of such an assumption, the Acquiror must grant the rights set forth above to the participant in respect of such assumed awards.

The Committee may (in accordance with Section 409A of the Code, to the extent applicable), in its discretion and without the consent of any participant, determine that, upon the occurrence of a change in control, each or any award or a portion thereof outstanding immediately prior to the change in control and not previously exercised or settled shall be canceled in exchange for a payment with respect to each vested share (and each unvested share, if so determined by the Committee) subject to such canceled award in (i) cash, (ii) stock of the Company or of a corporation or other business entity a party to the change in control, or (iii) other property which, in any such case, shall be in an amount having a fair market value equal to the fair market value of the consideration to be paid per share in the change in control, reduced by the exercise or purchase price per share, if any, under such award (which payment may, for the avoidance of doubt, be $0, in the event the per share exercise or purchase price of an award is greater than the per share consideration in connection with the change in control). In the event such determination is made by the Committee, the amount of such payment (reduced by applicable withholding taxes, if any), if any, shall be paid to participants in respect of the vested portions of their canceled awards as soon as practicable following the date of the change in control and in respect of the unvested portions of their canceled awards in accordance with the vesting schedules applicable to such awards.

Term and Amendment of Omnibus Plan.  The board of directors may amend, alter, suspend, discontinue or terminate the Omnibus Plan or any portion thereof at any time, provided that no such amendment, alteration, suspension, discontinuation or termination shall be made without stockholder approval if such approval is necessary to comply with any tax or regulatory requirement for which or with which the board of directors deems it necessary or desirable to comply. The Committee shall not have the power to (i) amend the terms of previously granted options to reduce the option price of such options, (ii) amend the terms of any previously granted SAR to reduce the grant price of such SAR, (iii) cancel such options and grant substitute options with a lower option price than the cancelled options, or (iv) cancel such SARs and grant substitute SARs with a lower grant price than the cancelled SARs, in each case without the approval of the Company’s stockholders.

The Omnibus Plan will terminate on the tenth anniversary of its adoption, after which no new awards may be granted under the Omnibus Plan.

Certain Federal Income Tax Consequences.  The following is a brief summary of certain Federal income tax laws in effect on the date hereof. This summary is not intended to be exhaustive and the exact tax consequences to any participant will depend on his or her particular circumstances and other factors. The Omnibus Plan participants are encouraged to consult their own tax advisors with respect to any state tax consequences or particular federal tax implications of awards granted under the Omnibus Plan.

Tax consequences to the Company and to participants receiving awards will vary with the type of award. Generally, a participant will not recognize income, and the Company is not entitled to take a deduction, upon the grant of an incentive stock option, a nonqualified option, a SAR, a restricted share, or a restricted share unit award. A participant will not have taxable income upon exercising an incentive stock option (except that the alternative minimum tax may apply). Upon exercising an option other than an incentive stock option, the participant must generally recognize ordinary income equal to the difference between the exercise price and fair market value of the freely transferable and non-forfeitable shares of common stock acquired on the date of exercise. Similarly, the exercise of an SAR will result in ordinary income on the value of the SAR to the individual at the time of exercise.

If a participant sells shares of common stock acquired upon exercise of an incentive stock option before the end of two years from the date of grant and one year from the date of exercise, the participant must generally recognize ordinary income equal to the difference between (i) the fair market value of the shares of common stock at the date of exercise of the incentive stock option (or, if less, the amount realized upon the disposition of the incentive stock option shares of common stock), and (ii) the exercise price. Otherwise, a participant’s disposition of shares of common stock acquired upon the exercise of an option (including an incentive stock option for which the incentive stock option holding period is met) or SAR generally will result in short-term or long-term capital gain or loss measured by the difference between the sale price and the participant’s tax basis in such shares of common stock. A participant’s tax basis generally will be the sum of the exercise price of the option or SAR plus any amount previously recognized as ordinary income in connection with the exercise of the option or SAR.

The Company generally will be entitled to a tax deduction equal to the amount recognized as ordinary income by the participant in connection with an option or SAR. The Company generally is not entitled to a tax deduction relating to amounts that represent a capital gain to a participant. Accordingly, the Company will not be entitled to any tax deduction with respect to an incentive stock option if the participant holds the shares of common stock for the incentive stock option holding periods prior to disposition of the shares.

With respect to the grant of restricted shares, the participant will recognize ordinary income on the fair market value of the common stock at the time restricted shares vest (less any amount paid for the shares) unless a participant makes an election under Section 83(b) of the Code to be taxed at the time of grant. With respect to a grant of restricted share units, the participant will recognize ordinary income on the amount of cash (for units payable in cash) or the fair market value of the common stock (for units settled in stock) at the time such payments are made available to the participant under the terms of the restricted share unit award. The participant also is subject to capital gains treatment on the subsequent sale of any common stock acquired through the vesting of a SAR, restricted share award, or restricted share unit award. For this purpose, the participant’s basis in the common stock is its fair market value at the time the SAR is exercised, the restricted share becomes vested (or is granted, if an election under Section 83(b) is made), or the restricted share units become vested (unless delivery of the shares has been validly deferred). The Company will be allowed a deduction for the amount of ordinary income recognized by a participant with respect to a restricted share award.

Payments made under performance awards are taxable as ordinary income at the time an individual attains the performance goals and the payments are made available to, and are transferable by, the participant. Participants receiving performance awards settled in shares of the Company’s common stock will recognize ordinary income equal to the fair market value of the shares of the Company’s common stock received as the performance goals are met and such shares vest, less any amount paid by the participant for the performance shares, unless the participant makes an election under Section 83(b) of the Code to be taxed at the time of the grant. A Section 83(b) election may not be available with respect to certain forms of performance awards. The participant is also subject to capital gain or loss treatment on the subsequent sale of any of the Company’s common stock awarded to a participant as performance shares. Unless a participant makes a Section 83(b) election, his or her basis in the stock is its fair market value at the time the performance goals are met and the performance shares become vested.

Section 162(m) of the Code generally disallows a public company’s tax deduction for compensation paid in excess of $1.0 million in any tax year to its chief executive officer and certain other most highly compensated executives. However, compensation that qualifies as “performance-based compensation” is excluded from this $1.0 million deduction limit and therefore remains fully deductible by the company that pays it. The Company generally intends that, except as otherwise determined by the Compensation Committee (i) performance awards and (ii) options granted (a) with an exercise price at least equal to 100% of the fair market value of the underlying shares of common stock at the date of grant (b) to employees the Compensation Committee expects to be named executive officers at the time a deduction arises in connection with such awards, qualify as “performance-based compensation” so that these awards will not be subject to the Section 162(m) deduction limitations. The Compensation Committee will not necessarily limit executive compensation to amounts deductible under Section 162(m) of the Code, however, if such limitation is not in the best interests of the Company and its stockholders.

Substitute payments for dividends made to participants with respect to restricted shares or certain performance awards payable in the Company’s stock will be taxed as ordinary income to the participant until the shares vest. After vesting, dividend payments may be qualified dividend income subject to a current maximum federal tax rate of 15% provided that the stockholder meets certain other requirements with respect to those shares. If a participant makes a Section 83(b) election with respect to restricted shares or certain eligible performance awards, these payments may be qualified dividend income, provided that the other requirements are met. We recommend that participants consult with their tax advisors to determine whether such dividends are qualified dividend income.

Section 409A of the Code provides generally that nonqualified deferred compensation that does not meet certain requirements will subject the recipients of such compensation to accelerated taxation, enhanced underpayment interest and an additional twenty percent tax. Although the Company intends to administer the Omnibus Plan so that awards will be exempt from, or will comply with, the requirements of Section 409A of the Code, the Company does not warrant that any award under the Omnibus Plan will qualify for favorable tax treatment under Section 409A of the Code or any other provision of federal, state, local or foreign law. The Company shall not be liable to any participant for any tax, interest, or penalties that such participant might owe as a result of the grant, holding, vesting, exercise, or payment of any award under the Omnibus Plan.

The foregoing discussion is general in nature and is not intended to be a complete description of the Federal income tax consequences of the Omnibus Plan. This discussion does not address the effects of other Federal taxes or taxes imposed under state, local or foreign tax laws. Participants in the Omnibus Plan are urged to consult a tax advisor as to the tax consequences of participation.

The Omnibus Plan is not intended to be qualified under Section 401(a) of the Code.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth information regarding the beneficial ownership of units of ownership interest in our company as of July 12, 2011 by:

•	each of our named executive officers;
•	each of our directors and director nominees;
•	all directors, director nominees and executive officers as a group;
•	each selling stockholder; and
•	each person known to us to beneficially own more than 5% of the outstanding units of ownership interest in our company.

The table also sets forth such persons’ beneficial ownership of common stock immediately after the completion of this offering and after giving effect to the reorganization transaction.

We have determined beneficial ownership in accordance with the rules of the SEC. Except as indicated by the footnotes below, we believe that, based upon the information furnished to us, the persons and entities named in the tables below have sole voting and investment power with respect to all of the units that they beneficially own, subject to applicable community property laws. We have based our calculation of the percentage of beneficial ownership upon, without giving effect to the reorganization transactions expected to occur prior to the consummation of this offering, 54,375,000 units outstanding on July 12, 2011 and, after giving effect to the reorganization transactions, 20,666,667 shares of common stock outstanding upon completion of this offering.

In computing the number of shares of common stock beneficially owned by a person or group and the percentage ownership of that person or group, we deemed to be outstanding any shares of common stock subject to options held by that person or group that are currently exercisable or exercisable within 60 days after July 12, 2011. We did not deem these shares to be outstanding, however, for the purpose of computing the percentage ownership of any other person.

Unless otherwise noted below, the address of each beneficial owner set forth in the table is c/o The Chefs’ Warehouse, Inc., 100 East Ridge Road, Ridgefield, Connecticut 06877, and our telephone number is (203) 894-1345.

	BEFORE OFFERING AND						AFTER OFFERING AND REORGANIZATION TRANSACTION
	REORGANIZATION						NUMBER OF				NUMBER OF
	TRANSACTIONS						SHARES OF		PERCENT OF		SHARES OF		PERCENT OF
						NUMBER OF	COMMON		COMMON		COMMON		COMMON
						ADDITIONAL	STOCK		STOCK		STOCK		STOCK
	NUMBER OF		PERCENT OF		NUMBER OF	SHARES OF	BENEFICIALLY		BENEFICIALLY		BENEFICIALLY		BENEFICIALLY
	UNITS OF		UNITS OF		SHARES OF	COMMON	OWNED		OWNED		OWNED		OWNED
	OWNERSHIP		OWNERSHIP		COMMON	STOCK TO BE	ASSUMING		ASSUMING		ASSUMING		ASSUMING
	INTEREST		INTEREST		STOCK TO BE	SOLD AT	UNDERWRITERS		UNDERWRITERS		UNDERWRITERS		UNDERWRITERS
NAME OF BENEFICIAL	BENEFICIALLY		BENEFICIALLY		SOLD IN THIS	UNDERWRITERS	OPTION IS NOT		OPTION IS NOT		OPTION IS		OPTION IS
OWNER	OWNED(1)		OWNED(1)		OFFERING	OPTION	EXERCISED		EXERCISED		EXERCISED		EXERCISED

Christopher Pappas	16,666,667		30.70%		—	600,000	4,904,215		23.73%		4,304,215		20.83%
John Pappas	16,666,667		30.70%		—	600,000	4,904,215		23.73%		4,304,215		20.83%
Dean Facatselis	16,666,667	(2)	30.70	%(2)	1,666,666	—	1,570,881	(6)	7.60	%(6)	1,570,881	(6)	7.60	%(6)
Kay Facatselis	16,666,667	(2)	30.70	%(2)	1,666,667	—	1,570,881	(6)	7.60	%(6)	1,570,881	(6)	7.60	%(6)
John A. Couri	—		—		—	—	—		—		—		—
Kevin Cox	—		—		—	—	—		—		—		—
John D. Austin	—		—		—	—	—		—		—		—
Stephen Hanson	—		—		—	—	—		—		—		—
Kenneth Clark	519,667	(3)	0.96%		—	—	152,913		0.74%		152,913		0.74%
James Wagner	833,334	(4)	1.53%		—	—	245,211		1.19%		245,211		1.19%
Frank O’Dowd	416,667	(4)	0.77%		—	—	122,605		0.59%		122,605		0.59%
All directors, director nominees and executive officers as a group (13 persons)	52,186,336	(3)(4)(5)	95.97%		3,333,333	1,200,000	12,022,645	(7)	58.17%		10,822,645	(7)	52.37%

(1)	Christopher Pappas, John Pappas, Dean Facatselis and Kay Facatselis own 100% of our Class B units. Only Class B units have voting rights.

(2)	Includes 8,333,333.5 units owned individually by Dean Facatselis and 8,333,333.5 units owned individually by Kay Facatselis, his wife.

(3)	Includes Class C units owned by Mr. Clark that have vested or will vest within 60 days of the date of this prospectus, but excludes 129,167 Class C units that will vest on March 5, 2012; 29,167 Class C units that will vest on June 16, 2012; 129,167 Class C units that will vest on March 5, 2013; and 26,166 Class C units that will vest on June 16, 2013.

(4)	Includes Class C units that have vested or will vest within 60 days of the date of this prospectus.

(5)	Includes 8,333,333.5 units owned by Dean Facatselis’s wife.

(6)	Includes 785,440 shares of common stock owned individually by Dean Facatselis and 785,440 shares of common stock owned individually by Kay Facatselis.

(7)	Includes 785,440 shares of common stock owned by Dean Facatselis’s wife.

CERTAIN RELATIONSHIPS AND RELATED-PARTY TRANSACTIONS

The following sets forth certain transactions involving us and our directors, executive officers and affiliates.

We do not have a formal written policy for review and approval of transactions required to be disclosed pursuant to Item 404(a) of Regulation S-K. Following the completion of this offering, we expect that our audit committee will be responsible for review, approval and ratification of “related-person transactions” between us and any related person. Under SEC rules, a related person is an officer, director, nominee for director or beneficial holder of more than 5% of any class of our voting securities since the beginning of the last fiscal year or an immediate family member of any of the foregoing. Any member of the audit committee who is a related person with respect to a transaction under review will not be able to participate in the deliberations or vote on the approval or ratification of the transaction. However, such a director may be counted in determining the presence of a quorum at a meeting of the committee that considers the transaction.

Other than the transactions described below and the arrangements described under “Compensation Discussion and Analysis,” since December 29, 2006, there has not been, and there is not currently proposed, any transaction or series of similar transactions to which we were or will be a participant in which the amount involved exceeded or will exceed $120,000 and in which any related person had or will have a direct or indirect material interest.

Reorganization Transaction

Prior to the effectiveness of this registration statement, we will complete a transaction in which we will convert Chefs’ Warehouse Holdings, LLC into The Chefs’ Warehouse, Inc. Specifically, immediately prior to, or at the time, the registration statement of which this prospectus is part is declared effective by the SEC, Chefs’ Warehouse Holdings, LLC, a Delaware limited liability company, will convert into The Chefs’ Warehouse, Inc., a Delaware corporation, and the members of Chefs’ Warehouse Holdings, LLC will receive shares of our common stock in exchange for their membership interests in Chefs’ Warehouse Holdings, LLC.

We will issue 16,000,000 shares of common stock in our reorganization transaction and each of the holders of our Class B units and Class C units will receive approximately 0.2942 shares of our common stock for each unit of membership interest in Chefs’ Warehouse Holdings, LLC owned by them at the time of the conversion. Of the total number of shares we issue in the reorganization transaction, 445,057 shares will be restricted shares of our common stock issued upon conversion of our Class C units that have not vested as of the date we consummate the reorganization transaction.

Warehouse and Office Leases

We lease two warehouse and office facilities from two entities that are wholly-owned by three of our directors pursuant to long-term operating lease agreements.

Our subsidiary, Dairyland USA Corporation, subleases a warehouse and office facility in the Bronx, New York from The Chefs’ Warehouse Leasing Co., LLC, a New York limited liability company that is wholly-owned by Christopher Pappas, John Pappas and Dean Facatselis. The Chefs’ Warehouse Leasing Co., LLC leases the facility from the New York City Industrial Development Agency and subleases the facility to Dairyland USA Corporation pursuant to a sublease agreement dated December 29, 2004, which supplements a separate sublease agreement, dated December 1, 2004, between Dairyland USA Corporation and The Chefs’ Warehouse Leasing Co., LLC. The December 1, 2004 sublease contains general terms regarding the sublease agreement and expires on June 29, 2030. The December 29, 2004 sublease provides more specific terms regarding the economic terms of the arrangement and expires on December 31, 2014. The annual base rent under the December 1, 2004 sublease agreement equals the amount of rent payable by The Chefs’ Warehouse Leasing Co., LLC to the New York City Industrial Development Agency plus an amount necessary to allow The Chefs’ Warehouse Leasing Co., LLC to service the indebtedness it incurred to finance the completion of the facility. The annual base rent under the December 29, 2004 sublease was initially $950,000, which has been subject to cumulative annual increases of 3.5%. Dairyland USA Corporation paid The Chefs’ Warehouse Leasing Co., LLC $1,128,302, $1,090,147 and $1,053,282 under the terms of the sublease agreements in fiscal 2010, fiscal 2009 and fiscal 2008, respectively. The aggregate amount of all periodic payments under the December 29, 2004 sublease agreement due on or after the beginning of fiscal year 2011 through December 31, 2014 is approximately $4.9 million, plus annual taxes and operating expenses. From January 1, 2015 through June 29, 2030, the aggregate amount of all periodic payments due under the December 1, 2004 sublease agreement is approximately $9.3 million. Under the terms of its lease agreement with the New York City Industrial Development Agency, The Chefs’ Warehouse Leasing Co., LLC has the option to terminate the lease agreement with the New York City Industrial Development Agency and purchase its leasehold interest upon 60 days’ notice. If The Chefs’ Warehouse Leasing Co., LLC exercises such option, that would concurrently terminate the sublease agreement dated December 1, 2004, with Dairyland USA Corporation, and the December 29, 2004 sublease which runs through 2014 would be the governing instrument with respect to the facility. Dairyland USA Corporation does not have an option to acquire the facility under any of the agreements governing this facility.

Dairyland USA Corporation also leases a warehouse and office facility in Hanover, Maryland from Candlewood Road Property, LLC, a Maryland limited liability company that is wholly-owned by Christopher Pappas, John Pappas and Dean Facatselis, pursuant to a lease agreement dated September 14, 2004. Candlewood Road Property, LLC is the owner of the property. The lease expires on September 30, 2014. The initial annual base rent under the lease agreement was $360,000 and is subject to cumulative annual increases of 3.5%. In fiscal 2010, Dairyland USA Corporation paid Candlewood Road Property, LLC $431,308 in rent under the terms of the lease. In fiscal 2009 and fiscal 2008, respectively, the lease payments totaled $416,723 and $402,631. The aggregate amount of all periodic payments under the lease agreement due on or after the beginning of fiscal year 2011 through the end of the lease is approximately $1,754,613, plus annual taxes and operating expenses.

Employment of Family Members

John Pappas’s brother-in-law, Constantine Papataros, is one of our employees. We paid him $184,795, $175,100 and $170,000 in total compensation in each of fiscal 2010, fiscal 2009 and fiscal 2008, respectively.

DESCRIPTION OF OUR CAPITAL STOCK

Our Reorganization

Prior to the effectiveness of this registration statement, we will convert from a Delaware limited liability company (Chefs’ Warehouse Holdings, LLC) to a Delaware corporation (The Chefs’ Warehouse, Inc.). The consolidated financial statements included elsewhere in this prospectus, which are the subject of the following discussion, are those of Chefs’ Warehouse Holdings, LLC and its consolidated subsidiaries. We expect that our conversion to the corporate form of organization will not have any material effect on our consolidated financial statements. When we use the terms “we,” “our,” “us” and the “Company” in the following discussion, we mean, prior to the conversion and related transactions described under “Certain Relationships and Related-Party Transactions — Reorganization Transaction,” Chefs’ Warehouse Holdings, LLC, a Delaware limited liability company, and its consolidated subsidiaries and, after the conversion and related transactions, The Chefs’ Warehouse, Inc., a Delaware corporation, and its consolidated subsidiaries. For a discussion of the principal transactions in the reorganization, see “Certain Relationships and Related-Party Transactions — Reorganization Transaction.”

Common Stock

Holders of our common stock, which has a par value of $0.01, are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights. Accordingly, holders of a majority of the shares of our common stock entitled to vote in any election of directors may elect all of the directors standing for election. Holders of our common stock are entitled to receive ratably such dividends, if any, as may be declared by our board of directors out of funds legally available therefor, subject to any preferential dividend rights of outstanding preferred stock. Upon our liquidation, dissolution or winding up, the holders of our common stock are entitled to receive ratably our net assets available after the payment of all debts and other liabilities and subject to the prior rights of any outstanding preferred stock. Holders of our common stock have no preemptive, subscription, redemption or conversion rights. In the opinion of our counsel, the outstanding shares of our common stock are, and the shares offered by us pursuant to this prospectus will be, when issued and paid for, fully paid and nonassessable. The rights, preferences and privileges of holders of our common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock which we may designate and issue in the future.

Preferred Stock

Our board of directors is authorized, subject to any limitations prescribed by law, without stockholder approval, to issue shares of preferred stock in one or more series at any time or from time to time. Each such series of preferred stock will have rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, as will be determined by our board of directors.

Our board of directors could authorize the issuance of shares of preferred stock with terms and conditions which could have the effect of discouraging a takeover or other transaction that might involve a premium price for holders of shares of our common stock or which holders of our common stock might believe to be in their best interests.

Certain Anti-Takeover Matters

Delaware Business Combination Statute
Under Section 203 of the DGCL, a corporation is prohibited from engaging in any business combination with a stockholder who, together with its affiliates or associates, owns (or who is an affiliate or associate of the corporation and within a three-year period did own) 15% or more of the corporation’s outstanding voting stock, or an interested stockholder, for a three-year period following the time the stockholder became an interested stockholder, unless:

•	prior to the time the stockholder became an interested stockholder, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;
•	the interested stockholder owned at least 85% of the voting stock of the corporation, excluding specified shares, upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder; or

•	at or subsequent to the time the stockholder became an interested stockholder, the business combination is approved by the board of directors of the corporation and authorized by the affirmative vote, at an annual or special meeting, and not by written consent, of at least two-thirds of the outstanding voting shares of the corporation, excluding shares held by that interested stockholder.

A business combination generally includes:

•	mergers and consolidations with or caused by an interested stockholder;
•	sales or other dispositions of 10% or more of the assets of a corporation to an interested stockholder;
•	specified transactions resulting in the issuance or transfer to an interested stockholder of any capital stock of a corporation or its subsidiaries; and
•	other transactions resulting in a disproportionate financial benefit to an interested stockholder.

The provisions of Section 203 of the DGCL do not apply to a corporation if, subject to certain requirements, the certificate of incorporation or bylaws of the corporation contain a provision expressly electing not to be governed by the provisions of the statute or the corporation does not have voting stock listed on a national securities exchange or held of record by more than 2,000 stockholders.

Because we have “opted out” of Section 203 of the DGCL in our Certificate of Incorporation, the statute will not apply to business combinations involving us.

Provisions of our Certificate of Incorporation and Bylaws
Under our Certificate of Incorporation, any vacancy on our board of directors, however occurring, including a vacancy resulting from an enlargement of the board, may only be filled by vote of a majority of the directors then serving, or by the sole remaining director. The limitations on filling of vacancies could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from acquiring, control of us.

Our Certification of Incorporation also provides that any action required or permitted to be taken by our stockholders at an annual meeting or special meeting of stockholders may be taken only if it is properly brought before such meeting and may not be taken by written consent in lieu of a meeting. Our Bylaws provide that special meetings of the stockholders may only be called by the chairman of the board of directors, the chief executive officer, the secretary, or the board of directors. Under our Bylaws, in order for any matter to be considered “properly brought” before a meeting, a stockholder must comply with certain requirements regarding advance notice to the company. The foregoing provisions could have the effect of delaying until the next stockholders meeting stockholder actions which are favored by the holders of a majority of our outstanding voting securities. These provisions also may discourage another person or entity from making a tender offer for our common stock because such person or entity, even if it acquired a majority of our outstanding voting securities, would be able to take action as a stockholder (such as electing new directors or approving a merger) only at a duly called stockholders meeting and not by written consent.

The DGCL provides, generally, that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation’s certificate of incorporation or bylaws, unless a corporation’s certificate of incorporation or bylaws, as the case may be, requires a greater percentage.

NASDAQ Global Market Listing Trading

We have applied to have our common stock listed on The NASDAQ Global Market under the symbol “CHEF.”

Transfer Agent and Registrar

We have appointed American Stock Transfer & Trust Company, LLC to be our transfer agent and registrar for our common stock.

DESCRIPTION OF OUR INDEBTEDNESS

New Senior Secured Credit Facilities

In connection with the transactions described under the caption “Use of Proceeds,” we have entered into a commitment letter, which we expect will be replaced with definitive loan documentation simultaneously with the closing of this offering, with JPMorgan Chase Bank, N.A., General Electric Capital Corporation and a syndicate of financial institutions and other entities with respect to a new senior secured credit facility. The new senior secured credit facility will provide for (i) a $30.0 million term loan facility, maturing in 2015 and (ii) a $50.0 million revolving credit facility maturing in 2015. We will also be entitled to increase our borrowing capacity under the revolving credit facility by up to $20.0 million if no event of default exists and certain other requirements are satisfied. We anticipate that our new revolving credit facility will be (i) jointly and severally guaranteed by each of our existing or subsequently acquired or formed subsidiaries, (ii) secured by a first priority security interest on substantially all of the Company’s and all of our subsidiaries’ tangible and intangible personal property, (iii) secured by a first priority security interest on all owned real property and (iv) secured by a pledge of all of the capital stock of our subsidiaries.

We also expect that our new senior secured credit facilities will require us to meet financial tests, including a maximum consolidated total leverage ratio and a minimum consolidated fixed charge coverage ratio. In addition, our new senior secured credit facilities will contain negative covenants limiting, among other things, additional indebtedness, transactions with affiliates, additional liens, sales of assets, dividends, investments and advances, capital expenditures, prepayments of debt, mergers and acquisitions, and other matters customarily restricted in such agreements. Our new senior secured credit facilities will contain customary events of default, including payment defaults, breaches of representations and warranties, covenant defaults, defaults under other material debt, material damage or destruction of any collateral that is not insured, events of bankruptcy and insolvency, failure of any guaranty or security document supporting the new senior secured credit facilities to be in full force and effect, and a change of control of our business.

Borrowings under our new senior secured credit facilities will bear interest at our option of either (i) the Chase Bank floating rate plus the applicable margin of 0.5% (revolving loans) or 2.0% (term loans) or (ii) the Adjusted LIBO Rate plus the applicable margin of 2.25% (revolving loans) or 4.0% (term loans). The Chase Bank floating rate means the prime rate of interest announced from time to time by Chase or its parent, changing when and as said prime rate changes; provided that such rate shall never be less than the adjusted one month LIBOR Rate on such day. The Adjusted LIBO Rate means the rate for eurodollar deposits for a period equal to one, two, three or six months appearing on Reuters Screen LIBOR01 Page (or on any other service providing comparable rate quotations), two business days prior to the first day of the applicable interest period.

In addition to paying on any outstanding principal amount under our new senior secured credit facilities, we will be required to pay an unused facility fee to the lenders equal to .375% per annum on the aggregate amount of the unused revolving credit facility, commencing on the execution and delivery of the new senior secured credit facilities and payable quarterly in arrears. A fronting fee of .25% per annum of the face amount of each letter of credit issued will be payable to the issuing lender, together with any processing charges.

Existing Senior Secured Credit Facilities

In connection with our 2010 recapitalization, we entered into our existing $100.0 million senior credit facilities with a syndicate of lenders. The existing senior secured credit facilities provide for (i) a $75.0 million term loan facility and (ii) a revolving credit facility under which we may borrow up to $25.0 million (including a sublimit cap of up to $1.0 million for letters of credit and up to $5.0 million for swing-line loans). Payment of all obligations under the existing senior credit facilities is collateralized by a first priority security interest in substantially all of our assets and those of our subsidiaries. Borrowings under our existing term loan facility bear interest, at our option, at a rate equal to the greater of the federal funds rate, the adjusted one month London Interbank Offered Rate, or LIBOR, or 3%, in each case plus 8%, or LIBOR plus 9%, with LIBOR having a 2% floor. Borrowings under the existing revolving credit facility bear interest, at our option, at a rate per annum based on the administrative agents’ prime rate, plus a margin of up to 1.25%, or LIBOR, plus a margin of up to 3.5%, with the margins determined by certain financial ratios. In addition to the interest on our borrowings, we must pay an annual commitment fee of 0.25% on the unused portion of the existing revolving credit facility. The weighted-average interest rate under our existing senior secured revolving credit facility was approximately 3.4% for the year ended December 24, 2010 and 3.8% for the three months ended March 25, 2011.

We expect to use net proceeds from this offering, together with borrowings under our new senior secured credit facilities, to repay all of our loans outstanding under our existing senior secured credit facilities and any accrued and unpaid interest thereon and other related fees. As of December 24, 2010 and March 25, 2011, approximately $86.0 million and $82.2 million, respectively, principal amount of loans were outstanding under our existing senior secured credit facilities. Subsequent to March 25, 2011, we borrowed approximately $8.9 million under our existing senior secured revolving credit facility to finance our acquisition on June 24, 2011 of certain of the assets of Harry Wils & Co.

The existing senior secured credit facilities contain certain customary events of default, including, without limitation, upon the occurrence of certain change of control transactions that include the completion of this offering.

Senior Subordinated Notes

In connection with our 2010 recapitalization, we also issued $15.0 million of our senior subordinated notes. Interest on these notes is not payable in cash prior to the maturity date, but rather in kind through the issuance of additional notes, and accrues at a rate of 20% semi-annually in arrears. Interest may, however, be paid in cash if our leverage ratio is below certain levels. The principal on the notes is due on October 22, 2014.

We expect to use net proceeds from this offering, together with borrowings under our new senior secured credit facilities, to redeem or repurchase all of our outstanding senior subordinated notes due 2014 and any accrued and unpaid interest thereon including the call premium associated with such redemption or repurchase. As of December 24, 2010 and March 25, 2011, approximately $15.5 million and $16.3 million, respectively, aggregate principal amount of senior subordinated notes were outstanding. Our senior subordinated notes include a call premium, which we expect would equal approximately $0.8 million in connection with the redemption of these notes in connection with the offering.

The senior subordinated notes contain certain customary events of default, including, without limitation, upon the occurrence of certain change of control transactions that include the completion of this offering.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no market for shares of our common stock. We cannot predict the effect, if any, future sales of shares of our common stock, or the availability for future sales of shares of our common stock, will have on the market price of shares of our common stock prevailing from time to time. The sale of substantial amounts of shares of our common stock in the market, or the perception that such sales could occur, could harm the prevailing market price of shares of our common stock.

Reorganization Transaction

Prior to the effectiveness of this registration statement, we will complete a transaction in which we will convert Chefs’ Warehouse Holdings, LLC into The Chefs’ Warehouse, Inc. Specifically, immediately prior to, or at the time, the registration statement of which this prospectus is part is declared effective by the SEC, Chefs’ Warehouse Holdings, LLC, a Delaware limited liability company, will convert into The Chefs’ Warehouse, Inc., a Delaware corporation, and the members of Chefs’ Warehouse Holdings, LLC will receive shares of our common stock in exchange for their membership interests in Chefs’ Warehouse Holdings, LLC.

We will issue 16,000,000 shares of common stock in our reorganization transaction and each of the holders of our Class B units and Class C units will receive approximately 0.2942 shares of our common stock for each unit of membership interest in Chefs’ Warehouse Holdings, LLC owned by them at the time of the conversion.

Of the total number of shares we issue in the reorganization transaction, 445,057 shares will be restricted shares of our common stock issued upon conversion of our Class C units that have not vested as of the date we consummate the reorganization transaction. As of the date hereof, we had 15 members, four of whom own Class B units and 11 of whom own Class C units. Immediately following this reorganization transaction, we will have 15 holders of shares of our common stock.

Sale of Restricted Shares

Upon completion of this offering and the reorganization transactions, we will have 20,666,667 shares of common stock outstanding, based upon 54,375,000 units of ownership interest outstanding as of July 12, 2011. Of these shares, the shares sold in this offering, plus any shares sold upon exercise of the underwriters’ over-allotment option, will be freely tradable without restriction under the Securities Act, except for any shares purchased by our “affiliates” as that term is defined in Rule 144 promulgated under the Securities Act. In general, affiliates include our executive officers, directors, and 10% stockholders. Shares purchased by affiliates will remain subject to the resale limitations of Rule 144.

Upon completion of this offering, 12,666,667 shares of our common stock will be “restricted securities,” as that term is defined in Rule 144 promulgated under the Securities Act. These restricted securities are eligible for public sale only if they are registered under the Securities Act or if they qualify for an exemption from registration under Rules 144 or 701 promulgated under the Securities Act, which are summarized below.

As a result of the lock-up agreements described below and the provisions of Rule 144 promulgated under the Securities Act, the shares of our common stock (excluding the shares sold in this offering) will be available for sale in the public market as follows:

•	no shares will be eligible for sale on the date of this prospectus; and

•	12,114,943 shares will be eligible for sale upon the expiration of the lock-up agreements, as more particularly described below, beginning 180 days after the date of this prospectus.

Lock-Up Agreements

Our officers, directors and holders of more than 5% of our outstanding common stock will enter into lock-up agreements in connection with this offering, generally providing that they will not offer, sell, contract to sell or grant any option to purchase or otherwise dispose of our common stock, units or any securities that are convertible into, that are exercisable for or that represent the right to receive shares of common stock owned by them for a period of at least 180 days after the date of this prospectus without the prior written consent of Jefferies & Company, Inc.

Despite possible earlier eligibility for sale under the provisions of Rule 144, shares subject to lock-up agreements will not be salable until these agreements expire or are waived by the underwriters. The lock-up agreements will provide exceptions, however, for the transfer of shares in certain limited situations, including, but not limited to, transfers made as a bona fide gift, transfers made to any trust, corporation, partnership or limited liability company the beneficiaries, stockholders, partners or members of which are the transferor or the transferor’s immediate family, the exchange of Class B units and Class C units for shares of our common stock in connection with the reorganization transaction and transfers made pursuant to a will or other testamentary document or applicable laws of descent. Approximately 58.6% of our outstanding shares of common stock will be subject to such lock-up agreements. These agreements are more fully described in “Underwriting — No Sales of Similar Securities.”

We have been advised by the underwriters that they may at their discretion waive the lock-up agreements; however, they have no current intention of releasing any shares subject to a lock-up agreement. The release of any lock-up would be considered on a case-by-case basis. In considering any request to release shares covered by a lock-up agreement, Jefferies & Company, Inc. would consider circumstances of emergency and hardship. No agreement has been made between the underwriters and us or any of our stockholders pursuant to which the underwriters will waive the lock-up restrictions.

Rule 144

Generally, Rule 144 provides that an affiliate who has beneficially owned “restricted” shares of our common stock for at least six months will be entitled to sell on the open market in brokers’ transactions, within any three-month period, a number of shares that does not exceed the greater of:

•	1% of the number of shares of our common stock then outstanding, which will equal 206,667 shares upon completion of this offering; or

•	the average weekly trading volume of the common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

In addition, sales under Rule 144 are subject to requirements with respect to manner of sale, notice, and the availability of current public information about us.

In the event that any person who is deemed to be our affiliate purchases shares of our common stock in this offering or acquires shares of our common stock pursuant to one of our employee benefits plans, sales under Rule 144 of the shares held by that person will be subject to the volume limitations and other restrictions described in the preceding two paragraphs.

The volume limitation, manner of sale and notice provisions described above will not apply to sales by non-affiliates. For purposes of Rule 144, a non-affiliate is any person or entity who is not our affiliate at the time of sale and has not been our affiliate during the preceding three months. Once we have been a reporting company for 90 days, a non-affiliate who has beneficially owned restricted shares of our common stock for six months may rely upon Rule 144 provided that certain public information regarding us is available. The six-month holding period increases to one year in the event we have not been a reporting company for at least 90 days. However, a non-affiliate who has beneficially owned the restricted shares proposed to be sold for at least one year will not be subject to any restrictions under Rule 144 regardless of how long we have been a reporting company.

Form S-8 Registration Statements

We intend to file one or more registration statements on Form S-8 under the Securities Act as soon as practicable after the completion of this offering for shares issued upon the exercise of options and shares to be issued under our employee benefit plans, including the Omnibus Plan. As a result, any such options or shares will be freely tradable in the public market. Notwithstanding that we will have filed a registration statement covering shares of our common stock issuable under our employee benefit plans, such shares held by affiliates will still be subject to the volume limitation, manner of sale, notice and public information requirements of Rule 144 of the SEC’s rules and regulations.

MATERIAL U.S. FEDERAL TAX CONSIDERATIONS FOR NON-UNITED STATES HOLDERS

The following discussion is a general summary of the material U.S. federal tax consequences of the purchase, ownership and disposition of shares of our common stock applicable to “non-U.S. holders.” As used herein, a non-U.S. holder means a beneficial owner of shares of our common stock that is not a “U.S. person” (as defined below) or a partnership for U.S. federal income tax purposes, and that will hold shares of our common stock as capital assets (within the meaning of Section 1221 of the Code). For U.S. federal income tax purposes, a “U.S. person” includes:

•	an individual who is a citizen or resident of the United States;
•	a corporation (or other business entity treated as a corporation for U.S. federal income tax purposes) created or organized in the United States or under the laws of the United States, any state thereof or the District of Columbia;
•	an estate the income of which is subject to United States federal income taxation regardless of its source; or
•	a trust that (1) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons, or (2) was in existence on August 20, 1996, was treated as a U.S. domestic trust immediately prior to that date, and has validly elected to continue to be treated as a U.S. domestic trust.

In the case of a holder that is classified as a partnership for U.S. federal income tax purposes that holds our common stock, the tax treatment of a partner in such partnership generally will depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our common stock, then you should consult your own tax advisors.

This summary does not consider specific facts and circumstances that may be relevant to a particular non-U.S. holder’s tax position and does not consider state and local or non-U.S. tax consequences. It also does not consider non-U.S. holders subject to special tax treatment under the U.S. federal income tax laws (including partnerships or other pass-through entities, financial institutions, insurance companies, regulated investment companies, real estate investment trusts, dealers in securities, holders of shares of our common stock that hold such shares as part of a “straddle,” “hedge,” “conversion transaction” or other risk-reduction transaction, controlled foreign corporations, passive foreign investment companies, companies that accumulate earnings to avoid U.S. federal income tax, tax-exempt organizations, former U.S. citizens or residents and persons who hold or receive shares of our common stock as compensation). This summary is based on provisions of the Code, applicable Treasury regulations, administrative pronouncements of the U.S. Internal Revenue Service, or the “IRS,” and judicial decisions, all as in effect on the date hereof, and all of which are subject to change, possibly on a retroactive basis, and different interpretations.

Each prospective non-U.S. holder should consult its tax advisor with respect to the U.S. federal, state, local and non-U.S. income, estate and other tax consequences of purchasers holding and disposing of shares of our common stock.

U.S. Trade or Business Income

For purposes of this discussion, dividend income, and gain on the sale or other taxable disposition of our common stock, will be considered to be “U.S. trade or business income” if such dividend income or gain is (1) effectively connected with the conduct by a non-U.S. holder of a trade or business within the United States and (2) in the case of a non-U.S. holder that is eligible for the benefits of an income tax treaty with the United States, attributable to a “permanent establishment” (or, for an individual, a “fixed base”) maintained by the non-U.S. holder in the United States. Generally, U.S. trade or business income is not subject to U.S. federal withholding tax (provided the non-U.S. holder complies with applicable certification and disclosure requirements); instead, U.S. trade or business income is subject to U.S. federal income tax on a net income basis at regular U.S. federal income tax rates in the same manner as a U.S. person. Any U.S. trade or business income received by a non-U.S. holder that is a corporation also may be subject to an additional “branch profits tax” at a 30% rate, or at a lower rate prescribed by an applicable income tax treaty, under specific circumstances.

The U.S. federal withholding tax does not apply to any dividends that are U.S. trade or business income, as described above, of a non-U.S. holder who provides a properly executed IRS Form W-8ECI (or appropriate substitute or successor form), certifying that the dividends are effectively connected with the non-U.S. holder’s conduct of a trade or business within the United States.

Distributions

Distributions of cash or property (other than certain stock distributions) that we pay on shares of our common stock (or certain redemptions that are treated as distributions of shares of our common stock) will be taxable as dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). If the amount of a distribution exceeds our current and accumulated earnings and profits, such excess first will be treated as a tax-free return of capital to the extent of the non-U.S. holder’s adjusted tax basis in its shares of our common stock, and thereafter will be treated as capital gain. See “Dispositions of Shares of Our Common Stock” below. A non-U.S. holder generally will be subject to U.S. federal withholding tax at a 30% rate, or at a reduced rate prescribed by an applicable income tax treaty, on any dividends received in respect of shares of our common stock. In order to obtain a reduced rate of U.S. federal withholding tax under an applicable income tax treaty, a non-U.S. holder will be required to provide a properly executed IRS Form W-8BEN (or appropriate substitute or successor form) certifying its entitlement to benefits under the treaty. Special certification and other requirements apply to certain non-U.S. holders that act as intermediaries. A non-U.S. holder of shares of our common stock that is eligible for a reduced rate of U.S. federal withholding tax under an income tax treaty may obtain a refund or credit of any excess amounts withheld by filing an appropriate claim for a refund with the IRS. A non-U.S. holder should consult its own tax advisor regarding its possible entitlement to benefits under an income tax treaty.

Dispositions of Shares of Our Common Stock

A non-U.S. holder generally will not be subject to U.S. federal income or withholding tax in respect of any gain on a sale or other disposition of shares of our common stock unless:

•	the gain is U.S. trade or business income, as described above;
•	the non-U.S. holder is an individual who is present in the United States for 183 or more days in the taxable year of the disposition and meets certain other conditions; or
•	we are or have been a “U.S. real property holding corporation,” which we refer to as a “USRPHC,” under section 897 of the Code at any time during the shorter of the five-year period ending on the date of disposition and the non-U.S. holder’s holding period for its shares of our common stock.

In general, a corporation is a USRPHC if the fair market value of its “U.S. real property interests” equals or exceeds 50% of the sum of the fair market value of its worldwide (domestic and foreign) real property interests and its other assets used or held for use in a trade or business. We believe that we currently are not a USRPHC. In addition, based on our financial statements and current expectations regarding the value and nature of our assets and other relevant data, we do not anticipate becoming a USRPHC, although there can be no assurance these conclusions are correct or might not change in the future based on changed circumstances. If we are found to be a USRPHC, a non-U.S. holder, nevertheless, will not be subject to U.S. federal income or withholding tax in respect of any gain on a sale or other disposition of shares of our common stock so long as shares of our common stock are “regularly traded on an established securities market” as defined under applicable Treasury regulations and a non-U.S. holder owns, actually and constructively, 5% or less of the shares of our common stock during the shorter of the five year period ending on the date of disposition and such non-U.S. holder’s holding period for its shares of our common stock. Prospective investors should be aware that no assurance can be given that shares of our common stock will be so regularly traded when a non-U.S. holder sells its shares of our common stock.

Gain described in the second bullet point above will be subject to a flat 30% tax, which may be offset by certain U.S. source capital losses.

Information Reporting Requirements, Backup Withholding and Certain Other Required Withholding

We must annually report to the IRS and to each non-U.S. holder any dividend income and any amount of tax, if any, withheld with respect to such dividends that is subject to U.S. federal withholding tax, or that is exempt from such withholding tax pursuant to an income tax treaty. Copies of these information returns also may be made available under the provisions of a specific treaty or agreement to the tax authorities of the country in which the

non-U.S. holder resides. Under certain circumstances, the Code imposes a backup withholding obligation (at a rate of 28% through 2012 and 31% thereafter, absent U.S. Congressional action) on certain reportable payments. Dividends paid to a non-U.S. holder of shares of our common stock generally will be exempt from backup withholding if the non-U.S. holder provides a properly executed IRS Form W-8BEN (or appropriate substitute or successor form) or otherwise establishes an exemption.

The payment of the proceeds from the disposition of shares of our common stock to or through the U.S. office of any broker, U.S. or foreign, will be subject to information reporting and possible backup withholding unless the holder certifies (generally on IRS Form W-8BEN) that the holder is not a U.S. person under penalties of perjury or otherwise establishes an exemption, provided that the broker does not have actual knowledge or reason to know that the holder is a U.S. person or that the conditions of any other exemption are not, in fact, satisfied. The payment of the proceeds from the disposition of shares of our common stock to or through a non-U.S. office of a non-U.S. broker will not be subject to information reporting or backup withholding unless the non-U.S. broker is a foreign person with certain specified U.S. connections (a “U.S. related person”). In the case of the payment of the proceeds from the disposition of shares of our common stock to or through a non-U.S. office of a broker that is either a U.S. person or a “U.S. related person,” the Treasury regulations require information reporting (but not backup withholding) on the payment unless the holder certifies under penalties of perjury (usually on IRS Form W-8BEN) that the holder is not a U.S. person or otherwise establishes an exemption and the broker has no knowledge to the contrary. Non-U.S. holders should consult their own tax advisors on the application of information reporting and backup withholding to them in their particular circumstances (including upon their disposition of shares of our common stock).

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a non-U.S. holder will be refunded or credited against the non-U.S. holder’s U.S. federal income tax liability, if any, if the non-U.S. holder timely provides the required information to the IRS and meets certain other requirements.

For taxable years beginning after 2012, a U.S. federal withholding tax at a 30% rate will be imposed on dividends and proceeds of sale in respect of shares of our common stock paid to a foreign financial institution or to a foreign non-financial entity, unless (i) the foreign financial institution undertakes certain diligence and reporting obligations or (ii) the foreign non-financial entity either certifies it does not have any substantial United States owners or furnishes identifying information regarding each substantial United States owner. If the payee is a foreign financial institution, it must enter into an agreement with the United States Treasury requiring, among other things, that it undertake to identify accounts held by certain United States persons or United States-owned foreign entities, annually report certain information about such accounts and withhold 30% on payments to account holders whose actions prevent it from complying with these reporting and other requirements. If payment of U.S. federal withholding tax is required, non-U.S. holders that are otherwise eligible for an exemption from, or reduction of, U.S. federal withholding taxes with respect to such dividends and proceeds will be required to seek a refund from the IRS to obtain the benefit of such exemption or reduction. The legislation would apply to payments made after December 31, 2012. Prospective investors should consult their tax advisor regarding this legislation. We will not pay any additional amounts in respect of any amounts withheld.

Federal Estate Tax

Individual non-U.S. holders and entities the property of which is potentially includible in such an individual’s gross estate for U.S. federal estate tax purposes (for example, a trust funded by such an individual and with respect to which the individual has retained certain interests or powers), should note that, absent an applicable treaty benefit, shares of our common stock will be treated as U.S. situs property and, therefore, will be subject to U.S. federal estate tax.

UNDERWRITING

Subject to the terms and conditions set forth in the underwriting agreement to be dated on or about          , 2011, between us, the selling stockholders and the underwriters named below, we and the selling stockholders have agreed to sell to the underwriters, and the underwriters have severally agreed to purchase from us and the selling stockholders, the number of shares indicated in the table below:

UNDERWRITERS	NUMBER OF SHARES

Jefferies & Company, Inc.

BMO Capital Markets Corp.

Wells Fargo Securities, LLC

BB&T Capital Markets, a division of Scott & Stringfellow, LLC

Canaccord Genuity Inc.

Total	8,000,000

Jefferies & Company, Inc., BMO Capital Markets Corp. and Wells Fargo Securities, LLC are acting as joint book-running managers of this offering, and are also acting as representatives of the underwriters named above.

The underwriting agreement provides that the obligations of the several underwriters are subject to certain conditions precedent such as the receipt by the underwriters of officers’ certificates and legal opinions and approval of certain legal matters by their counsel. The underwriting agreement provides that the underwriters will purchase all of the shares if any of them are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the underwriting agreement may be terminated. We and the selling stockholders have agreed to indemnify the underwriters and certain of their controlling persons against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that the underwriters may be required to make in respect of those liabilities.

The underwriters have advised us that they currently intend to make a market in the shares. However, the underwriters are not obligated to do so and may discontinue any market-making activities at any time without notice. No assurance can be given as to the liquidity of the trading market for the shares.

The underwriters are offering the shares subject to their acceptance of the shares from us and the selling stockholders and subject to prior sale. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part. In addition, the underwriters have advised us that they do not intend to confirm sales to any account over which they exercise discretionary authority.

Commission and Expenses

The underwriters have advised us that they propose to offer the shares to the public at the initial public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $      per share. The underwriters may allow, and certain dealers may reallow, a discount from the concession not in excess of $      per share to certain brokers and dealers. After the offering, the initial public offering price, concession and reallowance to dealers may be reduced by the representatives. No such reduction will change the amount of proceeds to be received by us as set forth on the cover page of this prospectus.

The following table shows the public offering price, the underwriting discounts and commissions that we and the selling stockholders are to pay the underwriters and the proceeds, before expenses, to us and the selling stockholders in connection with this offering. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

	PER SHARE		TOTAL
	WITHOUT	WITH	WITHOUT	WITH
	OPTION TO	OPTION TO	OPTION TO	OPTION TO
	PURCHASE	PURCHASE	PURCHASE	PURCHASE
	ADDITIONAL	ADDITIONAL	ADDITIONAL	ADDITIONAL
	SHARES	SHARES	SHARES	SHARES

Public offering price	$	$	$	$
Underwriting discounts and commissions paid by us	$	$	$	$
Proceeds to us, before expenses	$	$	$	$
Underwriting discounts and commissions paid by the selling stockholders	$	$	$	$
Proceeds to the selling stockholders, before expenses	$	$	$	$

We estimate expenses payable by us in connection with this offering, other than the underwriting discounts and commissions referred to above, will be approximately $1,955,000. We estimate expenses payable by the selling stockholders in connection with this offering, other than the underwriting discounts and commissions referred to above, will be approximately $45,000.

Determination of Offering Price

Prior to the offering, there has not been a public market for our shares. Consequently, the initial public offering price for our shares will be determined by negotiations between us and the underwriters. Among the factors to be considered in these negotiations will be prevailing market conditions, our financial information, market valuations of other companies that we and the underwriters believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant.

We offer no assurances that the initial public offering price will correspond to the price at which the shares will trade in the public market subsequent to the offering or that an active trading market for the shares will develop and continue after the offering.

Listing

We have applied to have our shares listed on The NASDAQ Global Market under the trading symbol “CHEF.”

Over-Allotment Option

The selling stockholders have granted the underwriters an over-allotment option. This option, which is exercisable for up to 30 days after the date of this prospectus, permits the underwriters to purchase up to 1,200,000 additional shares from the selling stockholders solely to cover over-allotments. If the underwriters exercise all or part of this option, they will purchase shares covered by the option at the public offering price that appears on the cover of this prospectus, less the underwriting discount. If this option is exercised in full, assuming an initial public offering price of $15.00 per share, which is the midpoint of the range set forth on the cover page of this prospectus, the total price to the public will be approximately $18.0 million and the total underwriting discounts and commissions payable by the selling stockholders will be approximately $1.3 million. The underwriters have severally agreed that, to the extent the over-allotment option is exercised, they will each purchase a number of additional shares proportionate to the underwriter’s initial amount reflected in the table above.

No Sales of Similar Securities

We, our officers, directors and holders of more than 5% of our outstanding stock have agreed, subject to specified exceptions, not to directly or indirectly:

•	sell, offer, contract or grant any option to sell (including any short sale), pledge, transfer, establish an open “put equivalent position” within the meaning of Rule 16a-l(h) under the Securities Exchange Act of 1934, as amended, or, the Exchange Act, or
•	otherwise dispose of any shares, options or warrants to acquire shares, or securities that are convertible into, that are exercisable for or that represent the right to shares of common stock currently or hereafter owned either of record or beneficially, or
•	publicly announce an intention to do any of the foregoing for a period of 180 days after the date of this prospectus without the prior written consent of Jefferies & Company, Inc.

This restriction terminates after the close of trading of the shares on and including the 180th day after the date of this prospectus. However, subject to certain exceptions, in the event that either:

•	during the last 17 days of the 180-day restricted period, we issue an earnings release or material news or a material event relating to us occurs, or
•	prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day restricted period,

then in either case the expiration of the 180-day restricted period will be extended until the expiration of the 18-day period beginning on the date of the issuance of an earnings release or the occurrence of the material news or event, as applicable, unless Jefferies & Company, Inc. waives, in writing, such an extension.

Jefferies & Company, Inc. may, in its sole discretion and at any time or from time to time before the termination of the 180-day period, without public notice, release all or any portion of the securities subject to lock-up agreements. There are no existing agreements between the underwriters and any of our stockholders who will execute a lock-up agreement, providing consent to the sale of shares prior to the expiration of the lock-up period.

Stabilization

The underwriters have advised us that, pursuant to Regulation M under the Exchange Act, certain persons participating in the offering may engage in transactions, including over-allotment, stabilizing bids, syndicate covering transactions or the imposition of penalty bids, which may have the effect of stabilizing or maintaining the market price of the shares at a level above that which might otherwise prevail in the open market. Over-allotment involves syndicate sales in excess of the offering size, which creates a syndicate short position.

“Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares in this offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the option to purchase additional shares.

“Naked” short sales are sales in excess of the option to purchase additional shares. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in this offering.

A stabilizing bid is a bid for the purchase of shares on behalf of the underwriters for the purpose of fixing or maintaining the price of the shares. A syndicate covering transaction is the bid for or the purchase of shares on behalf of the underwriters to reduce a short position incurred by the underwriters in connection with the offering. A penalty bid is an arrangement permitting the underwriters to reclaim the selling concession otherwise accruing to a syndicate member in connection with the offering if the shares originally sold by such syndicate member are purchased in a syndicate covering transaction and therefore have not been effectively placed by such syndicate member.

None of we, the selling stockholders or any of the underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our shares. The underwriters are not obligated to engage in these activities, and, if commenced, any of the activities may be discontinued at any time.

Directed Share Program

At our request, the underwriters have reserved for sale, at the initial public offering price, up to 233,333 shares of common stock offered by this prospectus for sale to our directors, officers, employees, business associates and related persons. Reserved shares purchased by our directors and officers will be subject to the lock-up provisions described above. The number of shares of our common stock available for sale to the general public will be reduced to the extent these persons purchase such reserved shares. Any reserved shares of our common stock that are not so purchased will be offered by the underwriters to the general public on the same terms as the other shares of our common stock offered by this prospectus. We have agreed to indemnify the underwriters against certain liabilities and expenses, including liabilities under the Securities Act, in connection with sales of the directed shares.

Electronic Distribution

A prospectus in electronic format may be made available by electronic mail or on the websites or through online services maintained by one or more of the underwriters or their affiliates. In those cases, prospective investors may view offering terms online and may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of shares for sale to online brokerage account holders. Any such allocation for online distributions will be made by the underwriters on the same basis as other allocations. Other than the prospectus in electronic format, the information on the underwriters’ websites and any information contained in any other website maintained by any of the underwriters is not part of this prospectus, has not been approved and/or endorsed by us or the underwriters and should not be relied upon by investors.

Affiliations and Conflicts of Interest

The underwriters and certain of their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. The underwriters and certain of their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for the Company, for which they received or will receive customary fees and expenses.

In the ordinary course of their various business activities, the underwriters and certain of their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities and/or instruments of the Company. The underwriters and certain of their respective affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

As described under the caption “Use of Proceeds,” we intend to use a portion of the net proceeds from this offering to redeem or repurchase all of our senior subordinated notes and repay all of our loans outstanding under our existing senior secured credit facilities. Because an affiliate of Jefferies & Company, Inc. is a lender under our existing term loan facility and one of the holders of our senior subordinated notes and will receive more than 5% of the net proceeds of this offering, Jefferies & Company, Inc. may be deemed to have a “conflict of interest” under the applicable provisions of Rule 5121 of FINRA. Accordingly, this offering will be made in compliance with the applicable provisions of Rule 5121. Rule 5121 currently requires that a “qualified independent underwriter,” as defined by the FINRA rules, participate in the preparation of the registration statement and the prospectus and exercise the usual standards of due diligence in respect thereto. Wells Fargo Securities, LLC has served in that capacity and will not receive any additional fees for serving as qualified independent underwriter in connection with this offering. We have agreed to indemnify Wells Fargo Securities, LLC against liabilities incurred in connection with acting as a qualified independent underwriter, including liabilities under the Securities Act. In accordance with Rule 5121, Jefferies & Company, Inc. will not make sales to discretionary accounts without the prior written consent of the account holder.

Selling Restrictions

European Economic Area.  In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”) an offer to the public of any shares which are the subject of the offering contemplated by this prospectus may not be made in that Relevant Member State except that an offer to the public in that Relevant Member State of any shares may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

(a)	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;
(b)	to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;
(c)	to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the representatives for any such offer; or
(d)	in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of the shares shall result in a requirement for the publication by us or any underwriter of a prospectus pursuant to Article 3 of the Prospectus Directive.

Each person in a Relevant Member State who receives any communication in respect of, or who acquires any shares under, the offers contemplated in this prospectus will be deemed to have represented, warranted and agreed to and with each underwriter and us that:

(a)	it is a qualified investor within the meaning of the law in that Relevant Member State implementing Article 2(1)(e) of the Prospectus Directive; and
(b)	in the case of any shares acquired by it as a financial intermediary, as that term is used in Article 3(2) of the Prospectus Directive, (i) the shares acquired by it in the offer have not been acquired on behalf of, nor have they been acquired with a view to their offer or resale to, persons in any Relevant Member State, other than qualified investors, as that term is defined in the Prospectus Directive, or in circumstances in which the prior consent of the representatives has been given to the offer or resale; or (ii) where shares have been acquired by it on behalf of persons in any Relevant Member State other than qualified investors, the offer of those shares to it is not treated under the Prospectus Directive as having been made to such persons.

For the purposes of this provision, the expression an “offer to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase any shares, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Each underwriter has represented, warranted and agreed that:

(a)	it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (the “FSMA”)) to persons who are investment professionals falling within Article 19(5) of the FSMA (Financial Promotion) Order 2005 or in circumstances in which Section 21(1) of the FSMA does not apply to us; and
(b)	it has complied with and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

Switzerland.  The shares offered pursuant to this document will not be offered, directly or indirectly, to the public in Switzerland and this document does not constitute a public offering prospectus as that term is understood pursuant to art. 652a or art. 1156 of the Swiss Federal Code of Obligations. We have not applied for a listing of the shares being offered pursuant to this prospectus supplement on the SWX Swiss Exchange or on any other regulated securities market, and consequently, the information presented in this document does not necessarily comply with the information standards set out in the relevant listing rules. The shares being offered pursuant to this prospectus supplement have not been registered with the Swiss Federal Banking Commission as foreign investment funds, and the investor protection afforded to acquirers of investment fund certificates does not extend to acquirers of shares.

Investors are advised to contact their legal, financial or tax advisers to obtain an independent assessment of the financial and tax consequences of an investment in shares.

LEGAL MATTERS

The validity of the shares offered hereby will be passed upon for us by Bass, Berry & Sims PLC, Nashville, Tennessee. Certain legal matters in connection with this offering will be passed upon for the underwriters by Latham & Watkins LLP, New York, New York.

EXPERTS

The consolidated financial statements as of December 24, 2010 and December 25, 2009 and for each of the three years in the period ended December 24, 2010 included in this prospectus have been so included in reliance on the report of BDO USA, LLP (“BDO”), an independent registered public accounting firm, appearing elsewhere therein, given on the authority of said firm as experts in auditing and accounting.

In 2011, BDO informed us that in 2008, Trenwith Valuation, LLC, an affiliate of BDO, provided certain valuation services to our company in connection with the acquisition of American Gourmet Foods, Inc., and that these services were not in accordance with the Auditor Independence Rules of Regulation S-X and the Public Company Accounting Oversight Board (PCAOB). BDO informed our management that, after considering the impact that the provision of the non audit service may have had on BDO’s independence with respect to us, it believes that it is and was capable of exercising its objective and impartial judgment on all issues encompassed within the audit engagement noted above.

Throughout the first quarter of 2011, members of our senior management and our board of directors considered the impact that the non audit service may have had on BDO’s independence with respect to us. Our board members, in discussion with members of our senior management, considered this matter in light of all the facts and circumstances and determined that a reasonable investor with knowledge of all relevant facts and circumstances would conclude that BDO is and was capable of exercising objective and impartial judgment on all issues encompassed within the accounting engagement.

Members of our senior management and our board of directors based our conclusion on the fact that management prepared the initial analysis that was reported on by Trenwith Valuation, LLC. Furthermore management prepared the analysis on all other aspects of the acquisition such as valuation of accounts receivable, inventory and liabilities.

WHERE YOU CAN FIND MORE INFORMATION

This prospectus is part of a registration statement on Form S-1 that we have filed with the SEC under the Securities Act covering the shares of common stock that we are offering. As permitted by the rules and regulations of the SEC, this prospectus omits certain information contained in the registration statement. For further information with respect to us and our common stock, you should refer to the registration statement and to its exhibits and schedules. We make reference in this prospectus to certain of our contracts, agreements and other documents that are filed as exhibits to the registration statement. For additional information regarding those contracts, agreements and other documents, please see the exhibits attached to this registration statement.

You can read the registration statement and the exhibits and schedules filed with the registration statement or any reports, statements or other information we have filed or file, at the public reference facilities maintained by the SEC at the public reference room (Room 1580), 100 F Street, N.E., Washington, D.C. 20549. You may also obtain copies of the documents from such offices upon payment of the prescribed fees. You may call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference room. You may also request copies of the documents upon payment of a duplicating fee, by writing to the SEC. In addition, the SEC maintains a website that contains reports and other information regarding registrants (including us) that file electronically with the SEC, which you can access at http://www.sec.gov.

Upon completion of this offering, we will become subject to the information and periodic reporting requirements of the Exchange Act, and, in accordance with such requirements, we will file periodic and current reports, proxy statements and other information with the SEC. These periodic and current reports, proxy statements and other information will be available for inspection and copying at the public reference facilities and website of the SEC referred to above.

CHEFS’ WAREHOUSE HOLDINGS, LLC
INDEX TO FINANCIAL STATEMENTS

Independent Registered Public Accounting Firm	F-2
Consolidated balance sheets as of December 24, 2010, December 25, 2009 and March 25, 2011 (unaudited)	F-3
Consolidated statements of income for the years ended December 24, 2010, December 25, 2009 and December 26, 2008 and the three months ended March 25, 2011 (unaudited) and March 26, 2010 (unaudited)	F-4
Consolidated statements of changes in redeemable Class A units and members’ deficit for the years ended December 24, 2010, December 25, 2009 and December 26, 2008 and the three months ended March 25, 2011 (unaudited)
F-5
Consolidated statements of cash flows for the years ended December 24, 2010, December 25, 2009 and December 26, 2008 and the three months ended March 25, 2011 (unaudited) and March 26, 2010 (unaudited)
F-6
Notes to consolidated financial statements	F-7
Unaudited Pro Forma Condensed Consolidated Financial Statements	F-21

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
The Chefs’ Warehouse Holdings, LLC
Ridgefield, CT

We have audited the accompanying consolidated balance sheets of The Chefs’ Warehouse Holdings, LLC as of December 24, 2010 and December 25, 2009 and the related consolidated statements of operations, Redeemable Class A Units and members’ deficit, and cash flows for each of the three years in the period ended December 24, 2010. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of The Chefs’ Warehouse Holdings, LLC at December 24, 2010 and December 25, 2009 and the related consolidated statements of operations and cash flows for each of the three years in the period ended December 24, 2010, in conformity with accounting principles generally accepted in the United States of America.

/s/  BDO USA, LLP
Melville, New York
March 14, 2011

CHEFS’ WAREHOUSE HOLDINGS, LLC

CONSOLIDATED BALANCE SHEETS

			MARCH 25, 2011
	DECEMBER 24, 2010	DECEMBER 25, 2009	(UNAUDITED)
	(In thousands)

Assets
Current Assets
Cash and cash equivalents	$1,978	$875	$856
Accounts receivable, net of allowance of $2,400 in 2010 and $2,150 in 2009 and $2,472 as of March 25, 2011	36,200	30,977	36,223
Inventories	16,441	15,289	17,284
Deferred taxes, net	1,651	1,481	1,631
Prepaid expenses and other current assets	3,608	2,087	2,909

Total Current Assets	59,878	50,709	58,903
Equipment and leasehold improvements, net	4,228	4,240	4,342
Receivables and advances — related parties	—	190	—
Software costs, net	373	539	322
Goodwill	11,479	9,359	11,479
Intangible assets, net	635	115	606
Deferred taxes	2,362	62	2,168
Other assets	3,717	723	3,477

Total Assets	$82,672	$65,937	$81,297

Liabilities, Redeemable Class A Units and Members’ Deficit
Current Liabilities
Accounts payable	$23,563	$19,290	$25,241
Accrued liabilities	3,686	3,396	3,777
Accrued compensation	3,478	2,750	2,430
Current portion of long term debt	16,945	2,794	14,589

Total Current Liabilities	47,672	28,230	46,037
Long-term debt, net of current portion	82,580	29,928	81,999
Other liabilities and deferred credits	1,232	2,445	1,053

Total Liabilities	131,484	60,603	129,089

Commitments and Contingencies
Redeemable Class A members’ units, 0, 25,000,000 and 0 authorized, issued and outstanding, at liquidation value at December 24, 2010, December 25, 2009 and March 25, 2011, respectively	—	41,698	—

Members’ Deficit:
Class B members’ units, no par, 50,000,000 units authorized, issued and outstanding at December 24, 2010, December 25, 2009 and March 25, 2011, respectively	(48,812)	(36,364)	(47,792)
Class C members’ units, no par, 8,333,333 units authorized, 4,375,000, 4,927,084 and 4,375,000 issued and outstanding at December 24, 2010, December 25, 2009 and March 25, 2011, respectively	—	—	—

Members’ deficit	(48,812)	(36,364)	(47,792)

Total Liabilities, Redeemable Class A Units and Members’ Deficit	$82,672	$65,937	$81,297

See notes to consolidated financial statements.

CHEFS’ WAREHOUSE HOLDINGS, LLC

CONSOLIDATED STATEMENTS OF INCOME

				FOR THE THREE	FOR THE THREE
				MONTHS	MONTHS
	FOR THE YEAR	FOR THE YEAR	FOR THE YEAR	ENDED	ENDED
	ENDED	ENDED	ENDED	MARCH 25,	MARCH 26,
	DECEMBER	DECEMBER 25,	DECEMBER	2011	2010
	24, 2010	2009	26, 2008	(UNAUDITED)	(UNAUDITED)
	(In thousands)

Net Revenues	$330,118	$271,072	$281,703	$83,183	$70,000
Cost of sales	244,340	199,764	211,387	61,148	52,017

Gross profit	85,778	71,308	70,316	22,035	17,983
Operating expenses	64,206	57,977	60,314	16,976	14,953

Operating profit	21,572	13,331	10,002	5,059	3,030
Interest expense	4,041	2,815	3,238	3,450	627
(Gain)/Loss on fluctuation of interest rate swap	(910)	(658)	1,118	(81)	(183)
Other	—	—	—	3	—

Income before income taxes	18,441	11,174	5,646	1,687	2,586
Provision for income taxes	2,567	2,213	3,450	667	1,050

Net Income	$15,874	$8,961	$2,196	$1,020	$1,536

Deemed dividend accretion on Class A members’ units	(4,123)	(6,207)	(3,000)	—	(1,180)
Deemed dividend paid to Class A members’ units	(22,429)	—	—	—	—

Net income (loss) attributable to members’ units	$(10,678)	$2,754	$(804)	$1,020	$356

Net (loss) income per members’ unit:
Basic	$(0.15)	$0.04	$(0.01)	$0.02	$0.00
Diluted	$(0.15)	$0.03	$(0.01)	$0.02	$0.00
Weighted average members’ units outstanding:
Basic	72,494	77,827	76,663	52,526	76,573
Diluted	72,494	81,851	76,663	54,375	79,515
Pro Forma net income per common share (unaudited) (Note 2)
Basic	$0.60			$0.14

Diluted	$0.58			$0.13

Pro Forma weighted average shares used in computing net loss per common share (unaudited) (Note 2)
Basic	20,059			20,253

Diluted	20,883			20,873

See notes to consolidated financial statements.

CHEFS’ WAREHOUSE HOLDINGS, LLC

CONSOLIDATED STATEMENTS OF CHANGES IN REDEEMABLE CLASS A UNITS AND MEMBERS’ DEFICIT

	CLASS A		CLASS B	CLASS C	MEMBERS’
	UNITS	AMOUNT	UNITS	UNITS	DEFICIT
	(In thousands)
December 26, 2007	25,000	$32,491	50,000	6,033	$(37,905)
Accretion of Class A Units to liquidation value	—	3,000	—	—	(3,000)
Issuance of Class C Units	—			1,843
Net Income	—	—	—	—	2,196

December 26, 2008	25,000	35,491	50,000	7,876	(38,709)
Accretion of Class A Units to liquidation value	—	6,207	—	—	(6,207)
Issuance of Class C Units	—	—	—	633
Purchase of Class C Units				(1,788)	(263)
Forfeiture of Class C Units				(1,794)
Distribution to Members	—	—	—		(146)
Net Income	—	—	—	—	8,961

December 25, 2009	25,000	41,698	50,000	4,927	(36,364)
Accretion of Class A Units to liquidation value	—	4,123	—		(4,123)
Redemption of Class A Units	(25,000)	(45,821)	—	—	(22,429)
Purchases of Class C Units	—	—	—	(552)	(173)
Distribution to Members	—	—	—	—	(1,597)
Net Income	—	—	—	—	15,874

December 24, 2010	—	—	50,000	4,375	(48,812)

Net Income (unaudited)	—	—	—	—	1,020

March 25, 2011 (unaudited)	—	$—	50,000	4,375	$(47,792)

See notes to consolidated financial statements

CHEFS’ WAREHOUSE HOLDINGS, LLC

CONSOLIDATED STATEMENT OF CASH FLOWS

				FOR THE THREE	FOR THE THREE
				MONTHS	MONTHS
	FOR THE YEAR		FOR THE YEAR	ENDED	ENDED
	ENDED	FOR THE YEAR	ENDED	MARCH 25,	MARCH 26,
	DECEMBER 24,	ENDED DECEMBER 25,	DECEMBER 26,	2011	2010
	2010	2009	2008	(UNAUDITED)	(UNAUDITED)
	(In thousands)

Cash flows from operating activities:
Net income	$15,874	$8,961	$2,196	$1,020	$1,536
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	1,388	1,520	1,626	322	316
Provision for allowance for doubtful accounts	1,042	1,477	1,338	279	295
Original issue discount amortization	123	—	—	182	—
Deferred credits	(302)	63	297	—	—
Deferred taxes	(2,470)	369	(614)	214	—
Unrealized (gain)/loss on interest rate swap	(910)	(658)	1,118	(81)	(183)
Accrual of paid in kind interest	500	—	—	750	—
Amortization of deferred financing fees	715	397	359	320	147
Loss on sale lease back	—	—	87	—	—
Loss on asset disposal	—	—	—	3	—
Unrealized gain on forward contracts	—	—	—	(310)	—

Changes in assets and liabilities, net of acquisitions:
Accounts receivable	(5,643)	(3,054)	1,042	(302)	1,069
Inventories	(450)	1,584	2,512	(843)	(1,208)
Prepaid expenses and other current assets	(658)	(390)	(228)	1,009	999
Accounts payable and accrued liabilities	4,988	813	(7,794)	721	(299)
Other assets	(863)	(11)	(98)	(98)	(113)
Other liabilities	—	—	—	(50)	(56)
Receivable from related party	190	814	(225)	—	12

Net cash provided by operating activities	13,524	11,885	1,616	3,136	2,515

Cash flows from investing activities:
Capital expenditures	(1,133)	(1,061)	(1,848)	(389)	(513)
Cash paid for acquisitions	(3,738)	(3,766)	(4,000)	—	—

Net cash used in investing activities	(4,871)	(4,827)	(5,848)	(389)	(513)

Cash flows from financing activities:
Cash paid for Class C Shares	(173)	(263)	—	—	(161)
Redemption of Class A Shares	(68,250)	—	—	—	—
Borrowings of debt	97,500	—	250	—	—
Payment of debt	(20,400)	(2,100)	—	(1,351)	(622)
Borrowings under revolving credit line	325,810	323,090	342,450	81,706	71,677
Payments under revolving credit line	(334,085)	(327,695)	(338,155)	(84,224)	(72,441)
Distribution to shareholders	(1,597)	(146)	—	—	—
Debt issuance costs	(5,961)	—	—	—	—
Other	(394)	(660)	(954)	—	—

Net cash provided by (used in) financing activities	(7,550)	(7,774)	3,591	(3,869)	(1,547)

Net change in cash and cash equivalents	1,103	(716)	(641)	(1,122)	455
Cash and cash equivalents at beginning of year	875	1,591	2,232	1,978	875

Cash and cash equivalents end of year	$1,978	$875	$1,591	$856	$1,330

Supplemental disclosures of cash flow information:
Cash paid for income taxes	$5,789	$3,067	$3,040	$151	$643
Cash paid for interest	$3,536	$2,817	$3,099	$1,695	$748
Non-cash financing activities:
Accretion of Class A Units	$4,123	$6,207	$3,000	—	$1,180

See notes to consolidated financial statements.

CHEFS’ WAREHOUSE HOLDINGS, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(IN THOUSANDS, EXCEPT UNIT DATA)
(Information as of March 25, 2011 and for the three months ended
March 25, 2011 and March 26, 2010 is unaudited)

Note 1 – Operations and Basis of Presentation

Description of Business and Basis of Presentation
The financial statements include the consolidated accounts of Chefs’ Warehouse Holdings, LLC (the “Company”), and its wholly owned subsidiaries. Our fiscal year is comprised of 52 or 53 weeks, ending on the fifth Friday of each December and included 52 weeks for fiscal years ended December 24, 2010, December 25, 2009 and December 26, 2008. Our quarters contain 13 weeks ending on March 25, 2011 and March 26, 2010. The Company operates in one segment, food product distribution, which is concentrated on the East and West Coasts of the United States. Our customer base is primarily high-end restaurants, hotels, country clubs and other similar institutions.

Unaudited Interim Financial Statements
The accompanying unaudited consolidated balance sheet as of March 25, 2011, consolidated statements of operations and cash flows for the three months ended March 25, 2011 and March 26, 2010 and the consolidated statements of changes in Redeemable Class A units and members’ deficit for the three months ended March 25, 2011, and the related interim information contained within the notes to the consolidated financial statements, have been prepared in accordance with the rules and regulations of the Securities and Exchange Commission. Accordingly, they do not include all of the information and the notes required by accounting principles generally accepted in the United States of America (“GAAP”) for complete financial statements. In the opinion of management, the unaudited interim consolidated financial statements reflect all adjustments, consisting of normal and recurring adjustments, necessary for the fair presentation of the Company’s financial position at March 25, 2011 and results of its operations and its cash flows for the three months ended March 25, 2011 and March 26, 2010. The results for the three-month period ended March 25, 2011 are not necessarily indicative of future results.

Consolidation of Ownership
On October 22, 2010, the Company redeemed all authorized and outstanding class A units, for a redemption price of $68,250. The redemption price consisted of $45,821 of principal and accreted interest as well as $22,429 of deemed equity value. The redemption price was calculated in line with the Company’s LLC agreement and was mutually agreed upon by all participating parties. The redemption resulted in Chefs’ Warehouse Holdings, LLC’s founders, management and employees increasing their ownership interests from 68.5% to 100%. The class A units were retired at the time of redemption.

Consolidation
The wholly-owned operating companies include Dairyland USA Corporation (“Dairyland”), a New York corporation, engaged in business as a food product distribution company of dairy, meat, and specialty foods; Bel Canto Foods, LLC (a wholly-owned subsidiary of Dairyland), a New York limited liability company, engaged in a business of importing primarily Mediterranean-style food products; The Chefs’ Warehouse, LLC, a Delaware limited liability company engaged in a business similar to Dairyland, primarily in the state of Maryland and the District of Columbia; The Chefs’ Warehouse West Coast, LLC, a Delaware limited liability company, engaged in a business similar to Dairyland, primarily in California and Nevada, and The Chefs’ Warehouse of Florida, LLC, a Delaware limited liability company engaged in a business similar to Dairyland, primarily in southern Florida. All significant intercompany accounts and transactions have been eliminated.

Acquisitions
On June 18, 2010 the Company purchased all the assets of Monique & Me, Inc. doing business as Culinaire Specialty Foods, Inc. The financial statements include the results of the acquired operations from the respective acquisition date. See Note 5 for additional information.

On August 28, 2009 the Company purchased all the assets of European Imports SF, Inc. (“EI”). The operations of EI were integrated into the Company’s San Francisco, CA operations. The financial statements include the results of the acquired operations from the respective acquisition date. See Note 5 for additional information.

CHEFS’ WAREHOUSE HOLDINGS, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)
(IN THOUSANDS, EXCEPT UNIT DATA)
(Information as of March 25, 2011 and for the three months ended
March 25, 2011 and March 26, 2010 is unaudited)

On May 30, 2008 the Company purchased all the assets of American Gourmet Foods, Inc. The financial statements include the results of the acquired operations from the respective acquisition date. See Note 5 for additional information.

Use of Estimates
The preparation of the Company’s consolidated financial statements in conformity with generally accepted accounting principles requires us to make estimates and assumptions that affect reported amounts of assets, liabilities, revenues, expenses and disclosure of contingent assets and liabilities. Estimates are used in determining, among other items, the allowance for doubtful accounts, reserves for inventories, future cash flows associated with impairment testing for goodwill and long-lived assets, useful lives for intangible assets, and tax reserves. Actual results could differ from these estimates.

Subsequent Events
The Company accounts for subsequent events in accordance with Accounting Standard Update 2010-09, “Amendments to Certain Recognition and Disclosure Requirements”, which amended ASC 855 “Subsequent Events”. These financial statements considered subsequent events through March 14, 2011, the date the financial statements were available to be issued. Subsequent to the date of the balance sheet but prior to March 14, 2011, the Company settled an ongoing contract dispute with a former employee in the amount of $175. The settlement of this dispute has been expensed in the Company’s 2010 financial statements. There were no other material subsequent events during this time period. The Company is in the process of filing an Initial Public Offering, the proceeds of which will be used for working capital purposes and to retire certain debt.

Note 2 – Net Income (Loss) Per Unit and Pro Forma Net Income Per Share (Unaudited)

Net income (loss) per unit is presented by combining all classes of units. In the event a dividend is paid on Class B members’ units, holders of all outstanding Class A members’ units are entitled to a proportionate share of any such dividend. For all periods presented, dividends attributable to holders of Class A members’ units were cumulative. Basic net income (loss) per unit attributable to Class A, Class B and vested Class C members’ units is computed by dividing the net income (loss) attributable to members by the weighted average number of members’ units outstanding during the period. Diluted net income (loss) per unit attributable to Class A, Class B and Class C members’ units is computed by using the weighted average number of members’ units outstanding, including unvested Class C members’ units which will be automatically converted into shares of common stock upon an initial public offering. 2,521 and 5,105 units were not included for 2010 and 2008, respectively, as the effect would be anti-dilutive.

Pro forma basic and diluted net income per share attributable to common stockholders represents net income, as adjusted (see below), divided by the pro forma weighted average shares outstanding as though the conversion of the

CHEFS’ WAREHOUSE HOLDINGS, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)
(IN THOUSANDS, EXCEPT UNIT DATA)
(Information as of March 25, 2011 and for the three months ended
March 25, 2011 and March 26, 2010 is unaudited)

Company’s Class C members’ units into common stock occurred on the original issuance dates or date. Pro forma diluted weighted average shares outstanding also reflects the effect of any dilutive stock options.

	DECEMBER 24, 2010	DECEMBER 25, 2009	DECEMBER 26, 2008	MARCH 25, 2011	MARCH 26, 2010

Net income	$15,874	$8,961	$2,196	$1,020	$1,536
Deemed dividend accretion on Class A common members’ units(1)	(4,123)	(6,207)	(3,000)	—	(1,180)
Deemed dividend paid to Class A members’ units(1)	(22,429)	—	—	—	—

Net income (loss) attributable to members’ units	$(10,678)	$2,754	$(804)	$1,020	$356

Net (loss) income per members’ unit:
Basic	$(0.15)	$0.04	$(0.01)	$0.02	$0.00
Diluted	$(0.15)	$0.03	$(0.01)	$0.02	$0.00
Weighted average members’ units outstanding:
Basic	72,494	77,827	76,663	52,526	76,573
Diluted	72,494	81,851	76,663	54,375	79,515

(1)	Accreted dividends and the distribution for the final redemption of the Class A units are removed from earnings from the net income (loss) attributable to member’s units as these distributions were not available to those members.

Pro Forma net income attributable to common shares (Unaudited):

		MARCH 25, 2011
BASIC AND DILUTED	DECEMBER 24, 2010	(UNAUDITED)

Historical income before provision for income taxes	$18,441	$1,687
Pro forma provision for income taxes(a)	7,376	667

	11,065	1,020
Other pro forma adjustments, net of tax(b)(c)	968	1,791

Net income attributable to Common shares	$12,033	$2,811

Basic net income per share	$0.60	$0.14
Diluted net income per share	$0.58	$0.13
Weighted average common shares outstanding(d)
Basic	20,059	20,253
Diluted	20,883	20,873

The pro forma earnings per share has been computed to give effect to the conversion of the Company’s Class B and Class C members’ units into shares of common stock and accordingly reflect:

(a)	Pro forma effective tax rate of 39% for the full year ended December 24, 2010 and the three months ended March 25, 2011.

CHEFS’ WAREHOUSE HOLDINGS, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)
(IN THOUSANDS, EXCEPT UNIT DATA)
(Information as of March 25, 2011 and for the three months ended
March 25, 2011 and March 26, 2010 is unaudited)

(b)	The elimination of historical interest expense, including the amortization of debt issuance costs and the write-off of deferred debt costs of $3,219 and $3,094, respectively, related to the loan balances at December 24, 2010 and March 25, 2011 under the Company’s credit facility which is assumed to be repaid using a portion of the net proceeds of the Company’s initial public offering of its common stock.

(c)	To record compensation expense associated with the issuance of common stock upon consummation of the offering of $1,934 and $96 for the year ended December 24, 2010 and the three months ended March 25, 2011.

(d)	The issuance of 4,666,667 shares of common stock at the assumed initial offering price of $15 per share (the midpoint of the range set forth on the cover page of the prospectus of which these financial statements are a part), where the proceeds of such issuance of shares would have been sufficient to repay outstanding loan balances as of December 24, 2010 and March 25, 2011, respectively.

Note 3 – Members’ Equity

The Company is authorized to issue three classes of units consisting of 25,000,000 Class A Units; 50,000,000 Class B Units and 8,333,333 Class C Units.

i.	Class A Units – On October 22, 2010, the Company redeemed and retired all outstanding Class A units held by BGCP c/o CCMP Capital Advisors, LLC and Drawbridge Special Opportunities Fund LP. As of December 24, 2010 and March 25, 2011 there were zero Class A units authorized and outstanding.
ii.	Class B Units — All Class B units were issued to the founders of the Company and carry a single vote per unit.
iii.	Class C Units – All Class C units were reserved for issuance to employees, directors and other service providers. As of December 24, 2010 and December 25, 2009, there were 4,375,000 and 4,927,084 Class C units issued, respectively. The Class C units are redeemable upon a liquidity event or upon termination of the holder at the option of the Company. Compensation charges associated with these units were immaterial in the reported periods.

Note 4 – Summary of Significant Accounting Policies

Revenue Recognition
Revenue from the sale of a product is recognized at the point at which the product is delivered to the customer. The Company grants certain customers sales incentives such as rebates or discounts and treats these as a reduction of sales at the time the sale is recognized. Sales tax billed to customers is not included in revenue but rather recorded as a liability owed to the respective taxing authorities at the time the sale is recognized.

Cost of Goods Sold (COGS)
The Company records COGS based upon the purchase price paid for product, including applicable freight charges incurred to deliver the product to the Company’s warehouse.

Operating Expenses
Operating Expenses include the costs of facilities, product handling and replenishment, delivering, selling and general administrative activities.

Cash and Cash Equivalents
The Company considers all highly liquid investments with an original maturity of less than three months to be cash equivalents.

The Company maintains balances at financial institutions which may exceed Federal Deposit Insurance Corporation (“FDIC”) insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant risks on its cash in bank accounts.

CHEFS’ WAREHOUSE HOLDINGS, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)
(IN THOUSANDS, EXCEPT UNIT DATA)
(Information as of March 25, 2011 and for the three months ended
March 25, 2011 and March 26, 2010 is unaudited)

Accounts Receivable
Accounts receivable consist of trade receivables from customers and are recorded net of an allowance for doubtful accounts.

The allowance for doubtful accounts is determined based upon a number of specific criteria, such as whether a customer has filed for or been placed into bankruptcy, has had accounts referred to outside parties for collections or has had accounts significantly past due. The allowance also covers short paid invoices the Company deems to be uncollectable as well as a portion of trade accounts receivable balances projected to become uncollectable based upon historic patterns.

Inventories
Inventories consist primarily of finished goods, food and related food products held for resale and are valued at the lower of cost (first-in first-out method) or market. The Company maintains reserves for slow-moving and obsolete inventories.

Purchase Incentives
The Company receives consideration and product purchase credits from certain vendors that we account for as a reduction of cost of goods sold. There are several types of cash consideration received from vendors. The purchase incentive is primarily in the form of a specified amount per pound or per case. For the year ended December 24, 2010, year ended December 25, 2009, and December 26, 2008 the recorded purchase incentives totaled approximately $3,996, $3,164 and $2,536, respectively. For the three months ended March 25, 2011 and March 26, 2010 the recorded purchase incentives totaled approximately $817 and $698, respectively.

Concentrations of Credit Risks
Financial instruments that subject us to concentrations of credit risk consist of cash, temporary cash investments, trade receivables, and short-term and long-term debt. Our policy is to deposit our cash and temporary cash investments with major financial institutions.

The Company distributes its food and related products to a customer base that consists primarily of restaurants, country clubs, catering halls, hotels and other institutions. To reduce credit risk, the Company performs ongoing credit evaluations of its customers’ financial conditions. The Company generally does not require collateral. However, the Company, in certain instances, has obtained personal guarantees from certain customers. There is no significant balance with any individual customer.

Equipment and Leasehold Improvements
The Company records equipment and leasehold improvements at cost. Equipment that has been financed through capital leases is recorded at the present value of the minimum lease payments, which approximates cost. Equipment and leasehold improvements, including capital lease assets, are depreciated on a straight-line basis as follows:

ESTIMATED USEFUL LIVES (IN YEARS)

Leasehold improvements (lesser of life of lease or)	7-15
Machinery and equipments	5-10
Computer, data processing and other equipment	3-7
Furniture and fixtures	7
Vehicles	5
Other	7

Software Costs
The Company capitalizes certain computer software licenses and software implementation costs that are included in Software costs in our Consolidated Balance Sheets. These costs were incurred in connection with developing or obtaining computer software for internal use if it has a useful life in excess of one year, in accordance with Accounting

CHEFS’ WAREHOUSE HOLDINGS, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)
(IN THOUSANDS, EXCEPT UNIT DATA)
(Information as of March 25, 2011 and for the three months ended
March 25, 2011 and March 26, 2010 is unaudited)

Standards Codification (ASC) 350-40 “Internal-Use Software”. Subsequent additions, modifications or upgrades to internal-use software are capitalized only to the extent that they allow the software to perform a task that it previously did not perform. Internal use software is amortized on a straight-line basis over a three to seven year period.

Capitalized costs include direct acquisitions as well as software and software development acquired under capitalized leases. Capitalized software purchases and related development costs, net of accumulated amortization, were $373 at December 24, 2010, $539 at December 25, 2009 and $322 at March 25, 2011.

Impairment of Long-Lived Assets
Long-lived assets, other than goodwill, are reviewed for impairment in accordance with Accounting Standards Codification (ASC) 360-10-35-15, “Impairment or Disposal of Long-Lived Assets” that only requires testing whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. If any indicators are present, a recoverability test is performed by comparing the carrying amount of the asset to the net undiscounted cash flows expected to be generated from the asset. If the net undiscounted cash flows do not exceed the carrying amount (i.e., the asset is not recoverable), an additional step is performed that determines the fair value of the asset and records an impairment, if any.

Debt Issuance Costs and Debt Discount
Certain costs associated with the issuance of debt instruments are capitalized and included in non-current assets in the Consolidated Balance Sheets. The Company had unamortized debt issuance costs of $2,941, $3,344 and $188 as of March 25, 2011, December 24, 2010 and December 25, 2009 respectively. These costs are amortized over the terms of the related debt instruments on a straight-line basis. Amortization of debt issuance costs was $715 for the fiscal year ended December 24, 2010, $397 for the fiscal year ended December 25, 2009 and $359 for the year ended December 26, 2008. Amortization of debt issuance costs was $292 and $137 for the three months ended March 25, 2011 and March 26, 2010, respectively. The unamortized portion of original issue discount (OID) is classified with the related debt, and the amortization of the OID is charged to interest expense using the effective interest method. As of March 25, 2011, December 24, 2010 and December 25, 2009 the Company had unamortized OID of $1,944, $2,127 and $0 respectively.

Intangible Assets
The intangible assets recorded by the Company consist of customer relationships which are amortized over their useful lives on a schedule that approximates the pattern in which economic benefits of the intangible assets are consumed.

Goodwill
Goodwill is the excess of the acquisition cost of businesses over the fair value of identifiable net assets acquired. In accordance with Accounting Standards Codification (ASC) 350, “Intangibles-Goodwill and Other”, Impairment testing for goodwill is performed at least annually unless indicators of impairment exist. The impairment test for goodwill uses a two-step approach, which is performed at the consolidated level, as the Company has a single reporting unit. Step one compares the fair value of the Company (calculated using a discounted cash flow method) to its carrying value. If the carrying value exceeds the fair value, there is potential impairment and step two must be performed. Step two compares the carrying value of the entity’s goodwill to its implied fair value (i.e., fair value of the entity less the fair value of the entity’s assets and liabilities, including identifiable intangible assets). If the carrying value of goodwill exceeds its implied fair value, the excess is required to be recorded as impairment. Through March 25, 2011 there have been no impairments recorded.

Derivative Financial Instruments
Derivatives are carried as assets or liabilities at their fair values in accordance with Accounting Standards Codification (ASC) 820 “Fair Value Measurements”. The Company’s derivative is comprised of an interest rate swap commitment entered into with a financial institution to hedge the risk associated with the Company’s variable rate debt. The financial instrument does not qualify for hedge accounting and is carried at fair value with the changes in fair value recorded in earnings. As of March 25, 2011, December 24, 2010 and December 25, 2009, the fair value of the interest rate swap was $0, $(81) and $(991), respectively, and is included in Other Liabilities.

CHEFS’ WAREHOUSE HOLDINGS, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)
(IN THOUSANDS, EXCEPT UNIT DATA)
(Information as of March 25, 2011 and for the three months ended
March 25, 2011 and March 26, 2010 is unaudited)

Employee Benefit Programs
The Company sponsors a defined contribution plan covering substantially all full-time employees (the “401(k) Plan”). The Company, at the discretion of its Board Of Directors, may make contributions to the 401(k) Plan. The Company has not made nor has it accrued for any discretionary contributions for the three months ended March 25, 2011 and March 26, 2010 and the years ended December 24, 2010, December 25, 2009 and December 26, 2008, respectively.

Income Taxes
We account for income taxes in accordance with Accounting Standards Codification (ASC) 740, “Income Taxes”. Deferred tax assets or liabilities are recorded to reflect the future tax consequences of temporary differences between the financial reporting basis of assets and liabilities and their tax basis at each year-end. These amounts are adjusted, as appropriate, to reflect enacted changes in tax rates expected to be in effect when the temporary differences reverse.

On December 26, 2008, the Company adopted certain provisions of ASC 740, “Income Taxes” (previously reported as Interpretation No. 48, “Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109) which established a single model to address accounting for uncertain tax positions and clarifies the accounting for income taxes by prescribing a minimum recognition threshold that a tax position is required to meet before being recognized in the financial statements. The Company evaluates uncertain tax positions, if any, by determining if it is more likely than not to be sustained upon examination by the tax authorities. The Company records uncertain tax positions when they are estimatable and probable that such liabilities have been incurred. The adoption of this guidance did not result in any reserves for uncertain tax provisions. The Company, when required, will accrue interest and penalties related to income tax matters in income tax expense.

Commitments and Contingencies
We are subject to various claims and contingencies related to lawsuits, taxes and environmental matters, as well as commitments under contractual and other commercial obligations. We recognize liabilities for contingencies and commitments when a loss is probable and can be reasonably estimated.

Fair Value Measurements
Effective December 26, 2008, the Company adopted Accounting Standards Codification (ASC) 820, “Fair Value Measurements”, as it relates to financial assets and financial liabilities. The adoption of ASC 820 did not have material impact on the consolidation financial statements. The carrying values of the Company’s liabilities approximate the fair values except for the fair value of the Company’s debt, which are based on prevailing interest rates and market prices for debt of similar terms and maturities.

As of December 24, 2010, the Company’s only financial instruments required to be measured at fair value is an interest rate swap. As of March 25, 2011 the Company’s only financial instrument required to be measured at fair value is a foreign exchange contract. The interest rate swap and foreign exchange contract are valued using current quoted market prices, and are considered level two instruments.

Note 5 – Acquisitions

We account for acquisitions in accordance with Accounting Standards Codification (ASC) 805, “Business Combinations”. Assets acquired and liabilities assumed are recorded in the accompanying consolidated balance sheet at their estimated fair values as of the acquisition date.

On June 18, 2010, the Company completed the acquisition of Monique & Me, Inc. doing business as Culinaire Specialty Foods, Inc. based in Miami, Florida. On August 28, 2009, the Company completed the acquisition of European Imports, SF, Inc., (“EI”), based in San Francisco. On May 30, 2008 the Company completed the acquisition of American Gourmet Foods, Inc. (“AG”).

CHEFS’ WAREHOUSE HOLDINGS, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)
(IN THOUSANDS, EXCEPT UNIT DATA)
(Information as of March 25, 2011 and for the three months ended
March 25, 2011 and March 26, 2010 is unaudited)

The table below details the assets and liabilities acquired as part of the acquisitions of Monique & Me, as of June 18, 2010, EI as of August 28, 2009, and American Gourmet as of May 30, 2008 respectively.

	MONIQUE & ME	EI	AG

Current assets	$1,324	$1,096	$2,385
Intangible assets other than goodwill	596	50	75
Goodwill	2,120	2,650	4,273
Current liabilities	(302)	(30)	(1,608)

Purchase Price	$3,738	$3,766	$5,125

The goodwill recognized as part of these acquisitions is expected to be deductible for income tax purposes. The results of operations for the period subsequent to the acquisition date for these acquisitions are included in the consolidated financial statements. The revenues subsequent to the acquisition date and the pro forma effect assuming the acquisitions happened at the beginning of the respective fiscal years is not material.

Note 6 – Plant and Equipment

Plant, equipment and leasehold improvements consisted of:

		As of
				March 25,
		December 24,	December 25,	2011
	USEFUL LIVES	2010	2009	(unaudited)

Machinery and equipment	5-10 years	$5,390	$5,312	$5,379
Computers, data processing and other equipment	3-7 years	2,821	2,383	2,947
Leasehold improvements	7-15 years	5,566	4,176	5,570
Furniture and fixtures	7 years	509	479	509
Vehicles	5 years	507	482	502
Other	7 years	85	85	85
Construction-in-process		32	926	282

		14,910	13,843	15,294
Less: accumulated depreciation and amortization		(10,682)	(9,603)	(10,952)

Plant and equipment, net		$4,228	$4,240	$4,342

Depreciation expense was $1,312, $1,334, $1,512, $321 and $316 for the years ended December 24, 2010, December 25, 2009, December 26, 2008 and the three months ended March 25, 2011 and March 26, 2010, respectively.

Note 7 – Goodwill and Other Intangible Assets

The changes in the carrying amount of goodwill are presented as follows:

Carrying amount as of December 26, 2008	$6,709
Goodwill acquired during the year	2,650

Carrying amount as of December 25, 2009	9,359
Goodwill acquired during the year	2,120

Carrying amount as of December 24, 2010 (audited) and March 25, 2011 (unaudited)	$11,479

CHEFS’ WAREHOUSE HOLDINGS, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)
(IN THOUSANDS, EXCEPT UNIT DATA)
(Information as of March 25, 2011 and for the three months ended
March 25, 2011 and March 26, 2010 is unaudited)

Other intangible assets consist of customer relationships being amortized over a period ranging from six to eight years. The changes in the carrying amount of other intangible assets for the years presented are as follows:

Carrying amount as of December 26, 2008	$99
Customer relations recorded during the year	50
Amortization expense incurred during the year	(34)

Carrying amount as of December 25, 2009	115
Customer relations recorded during the year	596
Amortization expense incurred during the year	(76)

Carrying amount as of December 24, 2010	$635
Amortization expense for the three months ended March 25, 2011 (unaudited)	29

Carrying amount as of March 25, 2011 (unaudited)	$606

Amortization expense for the next five years is expected to be $112, $91, $83, $83 and $81.

Note 8 – Debt Obligations

Debt obligations as of December 24, 2010, December, 25 2009 and March 25, 2011 consisted of the following:

			March 25,
	December 24,		2011
	2010	2009	(unaudited)

Revolving credit facility	$12,219	$20,495	$9,701
Term loan	73,750	11,650	72,500
Original issue discount-term loan	(2,127)	—	(1,945)
Note payable	183	577	82
Senior subordinated PIK note	15,500	—	16,250

Total debt obligations	99,525	32,722	96,588
Less: current installments	(16,945)	(2,794)	(14,589)

Total debt obligations, excluding current installments	$82,580	$29,928	$81,999

Maturities of debt obligations are as follows:

YEAR ENDED DECEMBER:	PRINCIPAL	OID	NET

2011	$17,652	$(707)	$16,945
2012	6,250	(653)	5,597
2013	7,000	(587)	6,413
2014	70,750	(180)	70,570

	$101,652	$(2,127)	$99,525

Credit Facility

On April 15, 2010, the Company entered into a term loan and revolving credit facility (the “Revolving Credit Agreement”). The term loan commitment was in the amount of $7,500, while the revolving credit facility provided

CHEFS’ WAREHOUSE HOLDINGS, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)
(IN THOUSANDS, EXCEPT UNIT DATA)
(Information as of March 25, 2011 and for the three months ended
March 25, 2011 and March 26, 2010 is unaudited)

the Company with up to $37,500 in borrowing capacity. In line with the redemption of Class A units on October 22, 2010, the $7,500 term note was paid in full and the credit facility was amended to provide the Company with up to $25,000 in revolving borrowing capacity. The Revolving Credit Agreement matures on October 22, 2013. The outstanding revolver balance as of December 24, 2010, is being classified on the balance sheet in accordance with Accounting Standards Codifications (ASC) 470 “Debt”. The Revolving Credit Agreement contains certain events of default that under certain circumstances could call for the immediate repayment of the outstanding revolver balance. These “subjective acceleration clauses” in addition to the Revolving Credit Agreement requiring full dominion of lockbox receipts, requires that the outstanding revolver balance be presented in current portion of long term debt. Borrowings under the Revolving Credit Agreement bear interest, at the Company’s option, at the CB Floating Rate (defined as the Administrative Agent’s prime rate, never to be less than the adjusted one month Libor rate, plus applicable rate) or LIBOR plus applicable rate. The applicable rate is contingent upon the Company’s leverage ratio. As of December 24, 2010 the CB Floating applicable rate was 1.25% and the Libor applicable rate was 3.25%. The Revolving Credit Agreement also provides for an annual fee of .25% of unused commitments. The Revolving Credit Agreement contains various covenants that require the maintenance of certain financial ratios, as described in the Credit Agreement, and also contains customary events of default. Balances outstanding on the credit facility are secured against the assets of the Company.

Term Debt

On October 22, 2010, the Company entered into a $75,000 second lien term note (the “Term Loan Credit Agreement”). The Term Loan Credit Agreement requires principal payments of $5,000 in year 1, $6,000 in year 2, $7,000 in year 3, with the remaining principal due at maturity, on April 23, 2014. Borrowings under the Term Loan Credit Agreement bear interest at the Company’s option of ABR Loan (defined as the greater of the Federal funds rate, the adjusted one month LIBOR rate or 3%) plus 8% or LIBOR plus 9%, with LIBOR having a floor of 2%. The Term Loan Credit Agreement contains various covenants that require the maintenance of certain financial ratios, as described in the Term Loan Credit Agreement, and also contains customary events of default. Balances outstanding on the term note are secured by a second lien on trade receivables and inventory, as well as a first lien on all other assets of the Company. This term debt was issued with an OID of $2,250 which is classified with the debt and is charged to interest expense, using the effective interest method.

Senior Subordinated Debt

On October 22, 2010, the Company entered into a $15,000 unsecured PIK note (the “Note”) due October 22, 2014. The note bears interest at 20% and accrues interest every six months. The balance at March 25, 2011 and December 24, 2010 is $16,250 and $15,500, respectively, which includes accrued interest. The note contains various covenants that require the maintenance of certain financial ratios, as described in the note agreement, and contains customary events of default.

Note 9 – Leases

The Company leases various warehouse and office facilities and certain vehicles and equipment under long-term operating lease agreements that expire at various dates, with related parties and with others. See Note 11 for additional discussion of related party transactions. The Company records operating lease costs, including any

CHEFS’ WAREHOUSE HOLDINGS, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)
(IN THOUSANDS, EXCEPT UNIT DATA)
(Information as of March 25, 2011 and for the three months ended
March 25, 2011 and March 26, 2010 is unaudited)

determinable rent increases, on a straight-line basis over the lease term. As of December 24, 2010, the Company is obligated under non-cancelable operating lease agreements to make future minimum lease payments as follows:

		THIRD		THIRD
	RELATED PARTY	PARTY REAL	THIRD PARTY	PARTY
	REAL ESTATE	ESTATE	VEHICLES	OTHER	TOTAL

2011	$1,614	$1,828	$2,641	$591	$6,674
2012	1,671	1,514	2,082	299	5,566
2013	1,729	1,013	1,599	175	4,516
2014	1,663	901	1,187	40	3,791
2015	—	905	576	—	1,481
Thereafter	—	901	444	—	1,345

Total minimum lease payments	$6,677	$7,062	$8,529	$1,105	$23,373

Total rent expense for operating leases for the years ended December 24, 2010, December 25, 2009 and December 26, 2008 were $7,241, $7,066 and $7,269, respectively. Total rent expense for operating leases for the three months ended March 25, 2011 and March 26, 2010 was $1,917 and $1,754, respectively.

One of our subsidiaries, Dairyland USA Corporation, subleases one of its distribution centers from an entity controlled by our founders, The Chefs’ Warehouse Leasing Co., LLC. The Chefs’ Warehouse Leasing Co., LLC leases the distribution center from the New York City Industrial Development Agency. In connection with this sublease arrangement, Dairyland USA Corporation and two of the Company’s other subsidiaries are required to act as guarantors of The Chefs’ Warehouse Leasing Co., LLC’s mortgage obligation on the distribution center. The mortgage payoff date is December 2029 and the potential obligation under this guarantee totaled $11.7 million at March 25, 2011. The Chefs’ Warehouse Leasing Co., LLC has the ability to opt out of its lease agreement with the New York City Industrial Development Agency by giving 60 days’ notice. This action would cause the concurrent reduction in the term of the sublease with Dairyland USA Corporation to December 2014.

Note 10 – Income Taxes

Certain subsidiaries of the Company are taxed as a “C” Corporation. As part of the Class A unit redemption that occurred on October 22, 2010, the remaining subsidiaries of the Company elected to be taxed as a “C” corporation. These subsidiaries of the Company were taxed as a partnership for the first ten months of the year, and then as a “C” Corporation for the last two months of the year. The income of the partnership is subject to tax at the LLC member level, with the exception of certain unincorporated business taxes. Dairyland is a “C” Corporation that is taxed as a stand alone entity subject to the corporate tax rates.

The provision for income taxes consists of the following for the years ended December 24, 2010, December 25, 2009 and December 26, 2008, respectively:

	2010	2009	2008

Current income tax expense (benefit)
Federal	$4,035	$1,908	$2,614
State	1,002	(64)	1,450

Total current income tax expense	5,037	1,844	4,064

Deferred income tax expense (benefit)
Federal	(1,983)	316	(469)
State	(487)	53	(145)

Total deferred income tax (benefit)	(2,470)	369	(614)

Total income tax expense	$2,567	$2,213	$3,450

CHEFS’ WAREHOUSE HOLDINGS, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)
(IN THOUSANDS, EXCEPT UNIT DATA)
(Information as of March 25, 2011 and for the three months ended
March 25, 2011 and March 26, 2010 is unaudited)

The income tax expense differed from the total statutory income tax expense as computed by applying the statutory U.S. Federal income tax rate to income before income taxes. The reasons for the differences for the years ended December 24, 2010, December 25, 2009 and December 26, 2008 are as follows:

	2010	2009	2008

Statutory U. S. Federal tax	$6,270	$3,799	$1,920
Differences due to:
Non-taxable operating results	(1,792)	(987)	559
Other permanent differences	114	78	168
State and local taxes, net of federal benefit	548	419	1,309
Change to C-Corp status	(2,744)	—	—
Change in prior year tax estimate	411	(966)	(20)
Other/net	(240)	(130)	(486)

	$2,567	$2,213	$3,450

Deferred tax assets and liabilities at December 24, 2010 and December 25, 2009 consist of the following:

	2010	2009

Current deferred tax assets:
Receivables and inventory	$1,562	$898
Unrealized loss on swap	35	436
Paid time off accrual	325	276
Other	224	26

Current deferred tax assets:	2,146	1,636

Current deferred tax liabilities:
Deduction of prepaid expenses	(495)	(155)

Current deferred tax asset, net	$1,651	$1,481

Non-current deferred tax assets:
Goodwill	$2,263	$—
Rent accrual	629	455
Reserve on deposits	—	233
Other	25	—

Noncurrent deferred tax asset	2,917	688
Non-current deferred tax liabilities:
Property & equipment	(555)	(138)
Goodwill	—	(488)

Non-current deferred tax liabilities	(555)	(626)

Non-current deferred tax asset, net	$2,362	$62

The deferred tax provision results from the effects of net changes during the year in deferred tax assets and liabilities arising from temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The Company saw a significant increase in its

CHEFS’ WAREHOUSE HOLDINGS, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)
(IN THOUSANDS, EXCEPT UNIT DATA)
(Information as of March 25, 2011 and for the three months ended
March 25, 2011 and March 26, 2010 is unaudited)

deferred tax assets recorded on its financial statements as a result of the “C” corporation tax election made during the year. This increase in deferred tax assets, which was primarily due to the establishment of a $2.8 million deferred tax asset for goodwill established at the time of issuance of our Class A units and will be deductible for tax purposes after October 22, 2010, resulted in the recording of a large tax benefit, lowering the Company’s overall effective tax rate.

The Company files income tax returns in the U.S. Federal and various state and local jurisdictions. For Federal income tax purposes, the 2007 through 2010 tax years remain open for examination by the tax authorities under the normal three-year statute of limitations. For state tax purposes, the 2007 through 2010 tax years remain open for examination by the tax authorities under a four-year statute of limitations. The Company records interest and penalties, if any, in income tax expense.

Note 11 – Related Parties

The Company leases two warehouse facilities from related parties. These facilities are 100% owned by certain members of the Company and are deemed to be affiliates, (see Note 9). Expense related to the above facilities was $1,537 for each of the years ended December 24, 2010, and December 25, 2009 and December 26, 2008 and $384 for each of the three months ended March 25, 2011 and March 26, 2010.

Note 12 – Legal Matters

The Company is subject to a number of claims and proceedings that generally arise in the ordinary conduct of our business. Although the outcome of these matters cannot be predicted with certainty and the impact of the final resolution of these matters on the Company’s results of operations is not known, management does not believe that the resolution of these matters will have a material adverse effect on the financial position of the Company or the ability of the Company to meet its financial obligations as they become due.

Note 13 – Product Information

The Company offers a full line of products to its customers. The sales mix for the principal product categories for each fiscal year is as follows:

	2010	2009	2008

Dry Goods	$86,413	$70,456	$71,802
Center of Plate	70,655	57,969	57,401
Cheeses	49,283	40,764	42,957
Pastries and Other Bakery Products	44,259	37,162	36,254
Oils and Vinegars	39,065	34,216	39,295
Dairy Products	33,290	25,334	29,074
Kitchen Supplies	7,153	5,171	4,920

Total	$330,118	$271,072	$281,703

CHEFS’ WAREHOUSE HOLDINGS, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)
(IN THOUSANDS, EXCEPT UNIT DATA)
(Information as of March 25, 2011 and for the three months ended
March 25, 2011 and March 26, 2010 is unaudited)

Note 14 – Valuation Reserves

A summary of the activity in the allowance for doubtful accounts appears below:

	Fiscal	Fiscal	Fiscal
	2010	2009	2008

Balance at beginning of period	$2,150	$1,800	$1,400
Charged to costs and expenses	1,042	1,477	1,338
Customer accounts written off, net of recoveries	(792)	(1,127)	(938)

Balance at end of period	$2,400	$2,150	$1,800

A summary of the activity in the inventory valuation reserve appears below:

	Fiscal	Fiscal	Fiscal
	2010	2009	2008

Balance at beginning of period	$525	$575	$640
Charged to costs and expenses	1,191	1,046	1,527
Customer accounts written off, net of recoveries	(1,146)	(1,096)	(1,592)

Balance at end of period	$570	$525	$575

Note 15 – Subsequent Event

On June 24, 2011, we purchased the inventory of Harry Wils & Co. and certain intangible assets, including Harry Wils & Co.’s customer list and certain intellectual property. The purchase price paid to Harry Wils & Co. was approximately $7.7 million for the intangible assets, plus approximately $1.2 million for the inventory on hand. The Company assumed no liabilities in connection with the transaction and has relocated the inventory purchased to our Bronx, New York distribution facility. The Company financed the purchase price for these assets with borrowings under our Revolving Credit Agreement.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS

The following unaudited pro forma condensed consolidated financial statements, which consist of unaudited pro forma condensed consolidated statements of operations for the fiscal year ended December 24, 2010 and the three months ended March 25, 2011, give effect to:

•	the redemption of our Class A units and the resulting incurrence of the indebtedness necessary to finance such redemption, together with the resulting elimination of dividends on those units during the fiscal year ended December 24, 2010;
•	our conversion to a subchapter C corporation prior to the effectiveness of this registration statement in connection with the reorganization transaction described elsewhere in this prospectus;

•	the sale of 4,666,667 shares of our common stock in this offering at an assumed initial public offering price of $15.00 per share, the midpoint of the range set forth on the cover page of this prospectus, and our receipt of $63.1 million in net proceeds, after deducting the underwriting discount and estimated expenses of the offering payable by us;

•	the use of the net proceeds from this offering to (1) redeem or repurchase all of our outstanding senior subordinated notes due 2014 and to pay any accrued but unpaid interest thereon and other related fees, including the call premium associated with such redemption or repurchase; and (2) repay all of our loans outstanding under our existing senior secured credit facilities and any accrued but unpaid interest thereon and other related fees;

•	our incurrence of $38.3 million of borrowings under our new senior secured credit facilities; and

•	the issuance of shares of our common stock upon consummation of this offering in an amount equal to 1% of our outstanding shares of common stock upon consummation of this offering, 50% of which will vest immediately upon grant and 50% of which will vest ratably over the four-year period following grant, and the portion of the compensation expense associated with the portion of this award that will vest at grant and over the first fifteen months following the grant date as if all of those transactions had occurred on December 26, 2009.

The unaudited pro forma condensed consolidated financial statements set out below should be read in conjunction with the sections of this prospectus entitled “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” our audited financial statements and the corresponding notes as of and for the year ended December 24, 2010 and our unaudited financial statements and the corresponding notes as of and for the three months ended March 25, 2011, included elsewhere in this prospectus.

The unaudited pro forma condensed consolidated financial statements set out below have been derived from our historical financial statements included elsewhere in this prospectus. The unaudited pro forma condensed consolidated financial statements appearing below are based upon a number of assumptions and estimates and are subject to uncertainties, and do not purport to be indicative of the actual results of operations or financial condition that would have occurred had the transactions described above in fact occurred on the dates indicated, nor do they purport to be indicative of future results of operations or financial condition that we may achieve in the future. The assumptions and estimates used and pro forma adjustments derived from such assumptions are based on currently available information, and we believe such assumptions are reasonable under the circumstances.

The unaudited pro forma condensed consolidated statements of operations do not adjust for the following:

•	the write off of $2.8 million in deferred financing costs in connection with the repayment of our outstanding indebtedness in connection with this offering;

•	the redemption premium associated with the repayment of our outstanding senior subordinated notes of approximately $0.8 million; and

•	the operating expenses that we will incur as a result of our becoming a public reporting company upon consummation of this offering, which we estimate to be approximately $1.4 million per year.

CHEFS’ WAREHOUSE HOLDINGS, LLC

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
FOR THE FISCAL YEAR ENDED DECEMBER 24, 2010

	CHEFS’			PRO FORMA FOR		COMMON STOCK
	WAREHOUSE	OCTOBER 2010		OCTOBER 2010		OFFERING AND
	HOLDINGS, LLC	RECAPITALIZATION		RECAPITALIZATION		REORGANIZATION
	HISTORICAL	TRANSACTION		TRANSACTION		TRANSACTION		PRO FORMA
	(In thousands, except per unit data)

Net Revenues	$330,118	$—		$330,118		$—		$330,118
Cost of sales	244,340	—		244,340		—		244,340

Gross profit	85,778	—		85,778		—		85,778
Operating expenses	64,206	388	(a)	64,594		971	(f)	65,565

Operating profit	21,572	(388	)(a)	21,184		(971	)(f)	20,213
Interest expense	4,041	8,475	(b)	12,516		(11,119	)(g)	1,397
(Gain)/loss on fluctuation of interest rate swap	(910)	—		(910)		—		(910)

Income before income taxes	18,441	(8,863)		9,578		10,148		19,726
Provision for income taxes	2,567	1,168	(c)	3,735		3,958	(h)	7,693

Net Income	$15,874	$(10,031)		$5,843		$6,190		$12,033

Deemed dividend accretion on Class A members’ units	(4,123)	4,123	(d)	—		—		—
Deemed dividend paid to Class A members’ units	(22,429)	22,429	(d)	—		—		—

Net income attributable to members’ units/ common stockholders	$(10,678)	$16,521		$5,843		$6,190		$12,033

Net income per members’ unit/share of common stock
Basic	$(0.15)			$0.11				$0.60

Diluted	$(0.15)			$0.11	(e)			$0.58

Weighted average members’ units/common shares outstanding
Basic	72,494	(20,535)		51,959		(31,900	)(i)	20,059

Diluted	72,494	(18,084)		54,410	(e)	(33,527	)(j)	20,883

CHEFS’ WAREHOUSE HOLDINGS, LLC

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
FOR THE THREE MONTHS ENDED MARCH 25, 2011

		COMMON STOCK
	CHEFS’ WAREHOUSE	OFFERING AND
	HOLDINGS, LLC	REORGANIZATION
	HISTORICAL	TRANSACTION		PRO FORMA
	(In thousands, except per unit data)

Net Revenues	$83,183	—		$83,183
Cost of sales	61,148	—		61,148

Gross profit	22,035	—		22,035
Operating expenses	16,976	96	(f)	17,072

Operating profit	5,059	(96	)(f)	4,963
Interest expense	3,450	(3,017	)(k)	433
(Gain)/loss on fluctuation of interest rate swap	(81)	—		(81)
Loss on asset disposal	3	—		3

Income before income taxes	1,687	2,921		4,608
Provision for income taxes	667	1,130	(l)	1,797

Net Income	$1,020	1,791		2,811

Net income attributable to members’ units/ common stockholders	$1,020	$1,791		$2,811

Net income per members’ unit/share of common stock
Basic	$0.02			$0.14

Diluted	$0.02			$0.13

Weighted average members’ units/common shares outstanding
Basic	52,526	(32,273	)(m)	20,253

Diluted	54,375	(33,502	)(n)	20,873

CHEFS’ WAREHOUSE HOLDINGS, LLC

NOTES TO THE UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(IN THOUSANDS, EXCEPT PER UNIT DATA)

(a)	This adjustment reflects the removal of $262 for a management fee paid to BGCP/DL, LLC in fiscal 2010, net of $608 of additional amortization of deferred financing costs and $42 of administrative agent fees incurred in connection with the management of the debt structure associated with the redemption of the Class A units.
(b)	This adjustment reflects $593 of additional original issue discount amortization fees and $7,882 of additional interest expense, in each case related to the borrowings used to finance the redemption of our Class A units.
(c)	This adjustment reflects additional tax provision expense as a result of our electing to be taxed as a subchapter C corporation as of December 26, 2009 at a full year assumed effective tax rate of 39%.
(d)	These adjustments reflect the elimination of the impact of the accretion of the dividend on the Class A units during fiscal 2010 and the elimination of the deemed dividend associated with the redemption of the Class A units.

(e)	This adjustment reflects the exclusion of 20,535 Class A members units on a weighted average basis and the inclusion of the weighted average dilutive impact of 2,451 shares of Class C units, which had been excluded from the calculation of Chefs’ Warehouse Holdings, LLC Historical net (loss) income per members’ unit because of the net loss attributable to members’ units for the fiscal year ended December 24, 2010 as a result of the dividend accretion and deemed dividend associated with the Class A units.

(f)	This adjustment for the full year ended December 24, 2010 reflects the removal of $921 of amortization of deferred financing costs and $42 of administrative agent fees incurred in the management of the debt structure associated with the redemption of Class A units and the inclusion of $1,934 of compensation expense associated with our issuance of common stock upon consummation of this offering in an amount equal to 1% of our total outstanding shares of common stock upon consummation of this offering. For the three months ended March 25, 2011 this adjustment reflects the inclusion of $96 of compensation expense associated with our issuance of common stock upon consummation of this offering in an amount equal to 1% of our total outstanding shares of common stock upon consummation of this offering.

(g)	This adjustment reflects the removal of $716 of original issue discount amortization fees and $10,403 of interest expense as a result of using the net proceeds from this offering to redeem or repurchase our outstanding senior subordinated notes and repay all of our loans outstanding under our existing senior secured credit facilities. The $10,403 of interest expense that is being removed is net of $1,397 of interest expense incurred in connection with the $38.3 million of borrowings under our new senior secured credit facilities at an assumed interest rate of 4.25% for borrowings under the new term loan facility and 2.5% under the new revolving loan facility.

(h)	This adjustment reflects the application of the adjustment described in footnote (c) above to higher levels of net income.

(i)	This adjustment reflects the 36,670 share reduction in our weighted average basic shares of common stock outstanding resulting from the reorganization transaction in which the 50,000 Class B units and 1,959 vested Class C units were converted into 14,713 and 576 shares of our common stock, respectively, and the addition of the 4,667 shares of our common stock we are selling in this offering and the issuance of 103 fully vested restricted shares of common stock upon consummation of this offering.

(j)	This adjustment reflects the 38,401 share reduction in our weighted average diluted shares of common stock outstanding resulting from the reorganization transaction in which the 50,000 Class B units, 1,959 vested Class C units and 2,452 unvested Class C units were converted into 14,713, 576 and 721 shares of our common stock, respectively, and the addition of the 4,667 shares of our common stock we are selling in this offering and the issuance of 206 restricted shares of common stock upon consummation of this offering, of which 103 shares were fully vested upon issuance.

(k)	This adjustment reflects the removal of $182 of original issue discount amortization fees, $191 of amortization of deferred financing costs and $2,644 of interest expense as a result of using the net proceeds of this offering to redeem or repurchase our outstanding senior subordinated notes and repay all of our loans outstanding under our existing senior secured credit facilities, net of $369 of interest expense incurred in connection with the $38.3 million of borrowings under our new senior secured credit facilities at an assumed interest rate of 4.25% for borrowings under the new term loan facility and 2.5% for borrowings under the new revolving loan facility.

(l)	This adjustment reflects the additional tax provision expense resulting from the increase in net income.

(m)	This adjustment reflects the 37,070 share reduction in our weighted average basic shares of common stock outstanding resulting from the reorganization transaction in which 50,000 Class B units and 2,526 vested Class C units were converted into 14,713 and 744 shares of our common stock, respectively, and the addition of the 4,667 shares of our common stock we are selling in this offering and the issuance of 103 fully vested restricted shares of common stock upon consummation of this offering and 26 shares that will vest one year from the date of grant.

(n)	This adjustment reflects the 38,375 share reduction in our weighted average basic shares of common stock outstanding resulting from the reorganization transaction in which 50,000 Class B units and 2,526 vested Class C units and 1,849 unvested Class C units were converted into 14,713, 744, and 543 shares of our common stock, respectively, and the addition of the 4,667 shares of our common stock we are selling in this offering and the issuance of 206 restricted shares of common stock upon consummation of this offering, of which 103 shares were fully vested upon issuance and 26 shares that will vest one year from the date of grant.

Reconciliation of Pro Forma Earnings Per Share for the Fiscal Year Ended December 24, 2010

				Pro Forma for	Common Stock
	Historical	October 2010		October 2010	Offering and
	December 24,	Recapitalization		Recapitalization	Reorganization
	2010	Transaction		Transaction	Transaction		Pro Forma

Numerator:
Net income (loss) attributable to members units	(10,678)	16,521		5,843	6,190		12,033
Denominator:
Weighted Average Class A Units Outstanding	20,535	(20,535	)(o)	—	—		—
Weighted Average Class B Units Outstanding	50,000	—		50,000	(35,287	)(q)	14,713
Weighted Average Class C Units Outstanding	1,959	—		1,959	(1,383	)(q)	576
Fully Vested Common Shares Outstanding	—	—		—	4,667	(r)	4,667
Fully Vested Employee Stock Grant	—	—		—	103	(r)	103

Total Weighted Average Basic Units/Shares Outstanding	72,494	(20,535)		51,959	(31,900)		20,059

Dilutive Effect of Unvested Class C Units/Shares	—	2,451	(p)	2,451	(1,730	)(q)	721
Dilutive Effect of Unvested Employee Stock Grant	—	—		—	103	(s)	103

Weighted Average Diluted Units/Shares Outstanding	72,494	(18,084)		54,410	(33,527)		20,883

Basic Earnings (Loss) per Unit/Share	(0.15)			0.11			0.60
Fully Diluted Earnings (Loss) per Unit/Share	(0.15)			0.11			0.58

Reconciliation of Pro Forma Earnings Per Share for the Three Months Ended March 25, 2011

		Common Stock
	Historical	Offering and
	March 25,	Reorganization
	2011	Transaction		Pro Forma

Numerator:
Net income (loss) attributable to members units	1,020	1,791		2,811
Denominator:
Weighted Average Class B Units Outstanding	50,000	(35,287	)(q)	14,713
Weighted Average Class C Units Outstanding	2,526	(1,782	)(q)	744
Fully Vested Common Shares Outstanding	—	4,667	(t)	4,667
Fully Vested Employee Stock Grant	—	129	(t)	129

Total Weighted Average Basic Units/Shares Outstanding	52,526	(32,273)		20,253

Dilutive Effect of Unvested Class C Units/Shares	1,849	(1,306	)(q)	543
Dilutive Effect of Unvested Employee Stock Grant	—	77	(u)	77

Weighted Average Diluted Units/Shares Outstanding	54,375	(33,502)		20,873

Basic Earnings per Unit/Share	0.02			0.14
Fully Diluted Earnings per Unit/Share	0.02			0.13

(o)	This adjustment reflects the redemption of the Class A units as of December 26, 2009 rather than October 22, 2010.

(p)	This adjustment reflects the unvested Class C units that are included in diluted earnings per unit/share.

(q)	This adjustment reflects the conversion of the units into shares of common stock at a conversion ratio of 0.29426 per unit.

(r)	This adjustment reflects the 4,667 common shares that will be issued in this offering as well as 103 restricted common shares that will be granted, and immediately vest, upon consummation of this offering.

(s)	This adjustment reflects the 103 unvested restricted common shares that will be granted upon consummation of this offering and vest ratably over a four-year period following the grant date.

(t)	This adjustment reflects the 4,667 common shares that will be issued in this offering as well as 103 restricted common shares that will be granted, and immediately vest, upon consummation of this offering and 26 shares that will vest one year from the date of grant.

(u)	This adjustment reflects the remaining 77 unvested restricted common shares that will be granted upon consummation of this offering.

8,000,000 Shares

THE CHEFS’ WAREHOUSE, INC.

Common Stock

PRELIMINARY PROSPECTUS

Jefferies

BMO Capital Markets

Wells Fargo Securities

BB&T Capital Markets

Canaccord Genuity

Until          , 2011 (25 days after the date of this prospectus), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.
          , 2011

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution.

The following table sets forth the costs and expenses, other than the underwriting discount, payable by the registrant in connection with the sale of the common stock being registered. All amounts shown are estimates except for the SEC registration fee, the FINRA filing fee and The NASDAQ Global Market listing fee. In addition to the fees shown below which are being paid by the registrant, the selling stockholders will pay approximately $45,000 of expenses incurred in connection with the sale of their shares of common stock in the offering including $7,120 of the $17,090 SEC registration fee and $37,880 of legal fees.

SEC Registration Fee	$9,970
FINRA Filing Fee	$15,220
NASDAQ Global Market Listing Fee	25,000
Accounting Fees and Expenses	300,000
Legal Fees and Expenses	825,000
Printing and Engraving Expenses	160,000
Transfer Agent and Registrar Fees	3,500
Blue Sky Fees and Expenses	15,000
Miscellaneous	601,310

Total	$1,955,000

Item 14.	Indemnification of Directors and Officers.

Section 145(a) of the Delaware General Corporation Law provides, in general, that a corporation shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, other than an action by or in the right of the corporation, because the person is or was a director or officer of the corporation. Such indemnity may be against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding, if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and if, with respect to any criminal action or proceeding, the person did not have reasonable cause to believe the person’s conduct was unlawful.

Section 145(b) of the Delaware General Corporation Law provides, in general, that a corporation shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor because the person is or was a director or officer of the corporation, against any expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to be indemnified for such expenses which the Court of Chancery or such other court shall deem proper.

Section 145(g) of the Delaware General Corporation Law provides, in general, that a corporation shall have the power to purchase and maintain insurance on behalf of any person who is or was a director or officer of the corporation against any liability asserted against the person in any such capacity, or arising out of the person’s status as such, whether or not the corporation would have the power to indemnify the person against such liability under the provisions of the law. Our certificate of incorporation will provide that, to the fullest extent permitted by applicable law, a director will not be liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director. In addition, our by-laws provide that we will indemnify each director and officer and may indemnify employees and agents, as determined by our board, to the fullest extent provided by the laws of the State of Delaware.

The foregoing statements are subject to the detailed provisions of section 145 of the Delaware General Corporation Law and provisions that will be included in our certificate of incorporation and by-laws.

Section 102 of the Delaware General Corporation Law permits the limitation of directors’ personal liability to the corporation or its stockholders for monetary damages for breach of fiduciary duties as a director except for (i) any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law, (iii) breaches under section 174 of the Delaware General Corporation Law, which relates to unlawful payments of dividends or unlawful stock repurchase or redemptions, and (iv) any transaction from which the director derived an improper personal benefit.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

We refer you to Item 17 for our undertakings with respect to indemnification for liabilities arising under the Securities Act.

We maintain directors’ and officers’ liability insurance for our officers and directors.

Our Underwriting Agreement for this offering will provide that each underwriter severally agrees to indemnify and hold harmless us, each of our directors, each of our officers who signs the registration statement, and each person who controls The Chefs’ Warehouse, Inc. within the meaning of the Securities Act but only with respect to written information relating to such underwriter furnished to The Chefs’ Warehouse, Inc. by or on behalf of such underwriter specifically for inclusion in the documents referred to in the foregoing indemnity.

We expect to enter into an indemnification agreement with each of our executive officers and directors that provides, in general, that we will indemnify them to the fullest extent permitted by law in connection with their service to us or on our behalf.

Item 15.	Recent Sales of Unregistered Securities.

Except as set forth below, in the three years preceding the filing of this registration statement, we have not issued any securities that were not registered under the Securities Act.

From July 22, 2008 to June 16, 2009, we awarded 2,508,332 Class C units to our executive officers and other employees. The units were issued for no cash consideration as compensation for past and future services provided by the executive officers and other employees to the Company and in reliance upon the exemption from registration under Section 4(2) of the Securities Act. None of these issuances involved any underwriters, underwriting discounts or commissions or any public offering. The recipients of the securities in such transactions represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof. In addition, these units were at the time of issuance, and remain as of the date hereof, subject to restrictions on transfer under the terms of our Amended and Restated Limited Liability Company Agreement, as amended. All recipients either received adequate information about us or had adequate access, through their relationship with us, to such information.

Item 16.	Exhibits and Financial Statement Schedules.

(a)	Exhibits. The attached Exhibit Index is incorporated herein by reference.
(b)	Financial Statement Schedules. See the Index to Financial Statements included on page F-1 for a list of the financial statements included in this registration statement.

Item 17.	Undertakings.

(a)	The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.
(b)	Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the undersigned registrant pursuant to the foregoing provisions, or otherwise, the undersigned registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the undersigned registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(c)	The undersigned registrant hereby undertakes that:

(1)	For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the undersigned registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.
(2)	For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
(3)	For the purpose of determining any liability under the Securities Act, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to this offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in this registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of this registration statement or made in a document incorporated or deemed incorporated by reference into this registration statement or prospectus that is part of this registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of this registration statement or made in any such document immediately prior to such date of first use.
(4)	For the purpose of determining liability of the undersigned registrant under the Securities Act to any purchaser in the initial distribution of the securities, in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

i.	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;
ii.	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;
iii.	The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and
iv.	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Ridgefield, State of Connecticut, on the 14th day of July, 2011.

CHEFS’ WAREHOUSE HOLDINGS, LLC

By:	/s/ Christopher Pappas
Christopher Pappas
President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

SIGNATURE		TITLE	DATE

/s/ Christopher Pappas Christopher Pappas		Chairman, President and Chief Executive Officer (Principal Executive Officer)	July 14, 2011

* John Pappas		Director and Vice Chairman	July 14, 2011

/s/ Kenneth Clark Kenneth Clark		Chief Financial Officer (Principal Financial and Accounting Officer)	July 14, 2011

* Dean Facatselis		Director	July 14, 2011

* John Couri		Director	July 14, 2011

*By:	/s/ Christopher Pappas Christopher Pappas Attorney-in-fact

EXHIBIT INDEX

EXHIBIT
NUMBER		EXHIBIT DESCRIPTION

1.1		Form of Underwriting Agreement.
3	.1**	Certificate of Formation of Chefs’ Warehouse Holdings, LLC.
3	.2**	Second Amended and Restated Limited Liability Company Agreement of Chefs’ Warehouse Holdings, LLC.
3	.3**	Form of Certificate of Incorporation of The Chefs’ Warehouse, Inc.
3	.4**	Form of Bylaws of The Chefs’ Warehouse, Inc.
4	.1**	Form of Common Stock Certificate.
5.1		Form of Opinion of Bass, Berry & Sims PLC.
10	.1**	Sublease between A.L. Bazzini Co., Inc. and Dairyland USA Corporation, dated as of April 1, 2003.
10	.2**	Lease between The Chefs’ Warehouse Leasing Co., LLC and Dairyland USA Corporation, dated as of December 29, 2004.
10	.3†**	Employment Letter by and among Chefs’ Warehouse Holdings, LLC, Dairyland USA Corporation, The Chefs’ Warehouse, LLC, The Chefs’ Warehouse West Coast, LLC, Bel Canto Foods, LLC, and Christopher Pappas.
10	.4†**	Written Description of Oral Amendment to Employment Letter by and among Chefs’ Warehouse Holdings, LLC, Dairyland USA Corporation, The Chefs’ Warehouse, LLC, The Chefs’ Warehouse West Coast, LLC, Bel Canto Foods, LLC, and Christopher Pappas.
10	.5†**	First Amendment to Employment Letter by and between Chefs’ Warehouse Holdings, LLC, Dairyland USA Corporation, The Chefs’ Warehouse, LLC, The Chefs’ Warehouse West Coast, LLC, Bel Canto Foods, LLC, JP Morgan Chase & Co, and Christopher Pappas, dated as of December 12, 2008.
10	.6†**	Employment Letter by and among Chefs’ Warehouse Holdings, LLC, Dairyland USA Corporation, The Chefs’ Warehouse, LLC, The Chefs’ Warehouse West Coast, LLC, Bel Canto Foods, LLC, and John Pappas.
10	.7†**	Written Description of Oral Amendment to Employment Letter by and among Chefs’ Warehouse Holdings, LLC, Dairyland USA Corporation, The Chefs’ Warehouse, LLC, The Chefs’ Warehouse West Coast, LLC, Bel Canto Foods, LLC, and John Pappas.
10	.8†**	First Amendment to Employment Letter by and between Chefs’ Warehouse Holdings, LLC, Dairyland USA Corporation, The Chefs’ Warehouse, LLC, The Chefs’ Warehouse West Coast, LLC, Bel Canto Foods, LLC, JP Morgan Chase & Co, and John Pappas, dated as of December 12, 2008.
10	.9†**	Letter Agreement between Chefs’ Warehouse Holdings, LLC and Kenneth Clark, dated as of March 6, 2009.
10	.10†**	Letter Agreement between Chefs’ Warehouse Holdings, LLC and James Wagner, dated as of April 8, 2011.
10	.11†**	Letter Agreement between Chefs’ Warehouse Holdings, LLC and Frank O’Dowd, dated as of January 28, 2007.
10	.12†**	Employee Confidentiality, Non-Solicit, Non-Interference, Non-Compete and Severance Agreement by and between Chefs’ Warehouse Holdings, LLC, The Chefs’ Warehouse, LLC, Dairyland USA Corporation, and James Wagner, dated as of April 16, 2008.
10	.13†	The Chefs’ Warehouse, Inc. 2011 Omnibus Equity Incentive Plan.
10	.14†**	Form of Non-Qualified Stock Option Agreement (Officers and Employees).
10	.15†**	Form of Non-Qualified Stock Option Agreement (Directors).
10	.16†**	Form of Restricted Share Unit Award Agreement (Directors).
10	.17†**	Form of Restricted Share Award Agreement (Officers and Employees).
10	.18†**	Form of Restricted Share Award Agreement (Directors).
10	.19†**	Form of Incentive Stock Option Agreement.
10	.20**	Sublease Agreement between The Chefs’ Warehouse Leasing Co., LLC and Dairyland USA Corporation, dated as of December 1, 2004.
10	.21†**	Amended letter agreement between Chefs’ Warehouse Holdings, LLC and James Wagner, dated as of June 28, 2011.
10	.22†	Form of Employment Agreement by and between The Chefs’ Warehouse, Inc. and Christopher Pappas.

EXHIBIT
NUMBER		EXHIBIT DESCRIPTION

10	.23†	Form of Employment Agreement by and between The Chefs’ Warehouse, Inc. and John Pappas.
10.24		Form of Indemnification Agreement by and between The Chefs’ Warehouse, Inc. and its directors and executive officers.
21	.1**	Subsidiaries of Chefs’ Warehouse Holdings, LLC.
23.1		Consent of BDO USA, LLP.
23.2		Consent of Bass, Berry & Sims PLC (included in their opinion filed as Exhibit 5.1).
23	.3**	Consent of Kevin Cox.
23	.4**	Consent of Stephen Hanson.
23	.5**	Consent of John Austin.
24	.1**	Power of Attorney.

*	To be filed by amendment.

**	Previously filed.

†	Denotes a management contract or compensatory plan or arrangement.